st.george

**St.George Bank Limited**
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

*Postal Address:*
PO Box R221
Royal Exchange NSW 1225
Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au



12 July 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco



Dear Sir



**St.George Bank Limited: 12g3-2(b) Information - File No.82-3809**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC"):

- New Issue Announcement x 3
- PRYMES Declaration of Dividend
- Tier 1 Capital Raising
- SAINTS Prospectus
- SAINTS Offer Investor Presentation
- Shareholder mailing
- Dividend Reinvestment Plan x 2
- Change of Director's Interest Notice x 3
- SAINTS – Announcement of Margin
- SAINTS Replacement Prospectus



The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
**Secretary**

dlw 7/19

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 4,868 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1 July 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 509,786,926 | Ordinary shares |
| 3,000,000 | PRYMES |
| 10,547 | Redeemable preference borrower share |
| 359,095 | Redeemable preference depositor share |
| 2 | Perpetual Notes |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | To be treated in the same manner as other quoted ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 1/7/2004

Print name: Michael Bowan

== == == == ==

FILE NO. 82-3809

st.george



**To: Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 1 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Declaration of Dividend/Record Date for St.George Bank PRYMES** |
| Date Sent: | 1 July 2004 |

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Bank has declared a half yearly dividend of $3.17 per PRYMES to be paid 20 August 2004 with a record date for determination of entitlements of 6 August 2004.

Franking Credit – 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

FILE NO. 82-3809

st.george

*news release*

Friday 2 July 2004
RE 010704

## ST.GEORGE BANK ANNOUNCES TIER 1 CAPITAL RAISING

St.George Bank Limited today announced an offer of non-cumulative, redeemable and convertible preference shares called SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities) to raise A$300 million in Tier 1 capital, with the ability to accept oversubscriptions for up to an additional A$50 million.

"The offer of SAINTS forms part of St.George's ongoing capital management program, with the proceeds of the offer being used to enhance St.George's overall capital position and to fund the ongoing growth of St.George's business," St.George's Chief Financial Officer, Steve McKerihan, said.

"From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions from Tier 1 capital. For St.George, this will mean a reduction in Tier 1 capital of approximately A$167 million. Following completion of the SAINTS offer, St.George's pro-forma Tier 1 capital position will be 7.4%, comfortably within our Tier 1 target ratio of 7.0% - 7.5%," Mr McKerihan added.

Key features of the SAINTS offer are as follows.

- A non-cumulative floating rate Dividend, payable quarterly in arrears subject to certain conditions.
- Dividends are expected to be fully franked.
- Dividends will be set at a Margin above the 90 day Bank Bill Swap Rate (adjusted for franking credits).

- Dividends are payable in preference to dividends on St.George's Ordinary Shares and rank equally with St.George's PRYMES.
- Face Value of A$100 each.
- St.George can elect to Exchange SAINTS on or after 20 November 2014 or earlier on the occurrence of a Tax Event or Regulatory Event. On Exchange, St.George can redeem, buy-back, cancel or convert SAINTS into ordinary shares.
- If not Exchanged by 20 November 2014, the Margin will increase by a one-time step up of 1.00% per annum.
- ASX quotation, subject to successful application.

SAINTS are investment grade and have been assigned a BBB rating by Standard and Poor's Ratings Services and Baa1 from Moody's Investor Services.

The Margin will be determined via an institutional roadshow (2nd – 7th July 2004) and bookbuild (expected to take place on 8th and 9th of July). St.George expects to announce the results of the bookbuild on 12th July 2004. St.George reserves the right to vary the details of the offer, including timing and amounts to be raised. Key dates relating to this Offer are set out in the Annexure.

SAINTS will be offered to Australian institutional and retail investors. There will be a minimum application of 50 SAINTS (A$5,000).

St.George's Australian resident Ordinary Shareholders and PRYMES holders (registered as at 7.00pm on 14th July 2004) will receive a preference in allocation over applicants who are members of the general public, if there is demand for SAINTS in excess of A$350 million.

St.George has been granted a waiver by ASX from Listing Rule 10.11 in relation to the offer of SAINTS to permit the Directors of St.George and their related parties to be issued SAINTS under the Prospectus without shareholder approval, provided that the extent of the participation of all the Directors (and their related parties) combined is limited to that number of SAINTS having a face value of no more than $600,000.

Full details of the SAINTS offer are contained in the Prospectus which is available from the St.George website at stgeorge.com.au or by calling the St.George InfoLine on 1800 804 457.

Joint Lead Managers and Joint Bookrunners

Goldman Sachs JBWere and JPMorgan

For Further Information:

Media:
Jeremy Griffith
General Manager, Corporate Relations
Phone: (02) 9236 1328 or
0411 259 432
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Head of Investor Relations
Phone: (02) 9236 3618 or
0412 139 711
Email: osullivans@stgeorge.com.au

# Annexure

## Key dates*

| | |
|---|---|
| Margin announced | 12 July 2004 |
| Opening Date | 12 July 2004 |
| Eligible Shareholder record date | 14 July 2004 |
| Closing Date | 6 August 2004 |
| Allotment Date | 13 August 2004 |
| *Commencement of trading of SAINTS on ASX on a deferred settlement basis* | 16 August 2004 |
| Holding statements dispatched | 18 August 2004 |
| Commencement of trading of SAINTS on ASX on a normal settlement basis | 19 August 2004 |

*These dates may change without notice.

## Important notice

The offer of SAINTS will be made in a Prospectus that has been lodged with the Australian Securities and Investments Commission today. Anyone wishing to apply for SAINTS will need to complete the application form that will be in, or will accompany, the prospectus (in paper copy or electronic form) and return the application form during the offer period. The offer period is scheduled to open at 9.00am on 12th July 2004 and close at 5.00pm on 6th August 2004.

This notice does not constitute an offer of securities in the US or to any US person (as defined in Regulation S under the US Securities Act of 1933 (US Securities Act)). SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account of, any US person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

# SAINTS

Subordinated Adjustable Income Non-refundable Tier 1 Securities

# PROSPECTUS

St.George Bank Limited (ABN 92 055 513 070)

An Offer of $300 million of SAINTS.
St.George may accept oversubscriptions for up to an additional $50 million.



**Joint Lead Managers**

Goldman Sachs
JBWere
JPMorgan

**Co-Managers**

Macquarie Equities Limited
St.George Private Bank
Ord Minnett Limited
UBS Private Clients Australia Limited

## IMPORTANT INFORMATION

### This Prospectus

This Prospectus is an invitation to apply for non-cumulative, redeemable and convertible preference shares called SAINTS at the Face Value of $100 each payable in full on Application. This Prospectus is dated 2 July 2004, and a copy of this Prospectus was lodged with ASIC on that date. The Expiry Date of this Prospectus is 2 August 2005. Neither ASIC nor ASX takes responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. No SAINTS will be allotted or issued on the basis of this Prospectus after the Expiry Date.

### No representations other than this Prospectus

Potential investors should rely on information in this Prospectus and seek professional guidance from a stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest in SAINTS. Any representation or information not so contained in this Prospectus may not be relied upon as having been authorised by St.George. Except as required by law and only to the extent so required, neither St.George nor any other person warrants the future performance of SAINTS, St.George or any return on any investment made pursuant to this Prospectus.

### SAINTS not deposits or liabilities of St.George

Investments in SAINTS are not deposits or liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation. The investment performance of SAINTS is not guaranteed by St.George or any other entity in the Group.

### No investment advice

The information provided in this Prospectus is not financial product advice and has been prepared without taking into account your investment objectives, financial situation or particular needs. It is important that you read this Prospectus in its entirety before deciding whether to invest in SAINTS and consider the risk factors that could affect the performance of SAINTS or St.George. You should carefully consider these factors in light of your personal circumstances (including financial and taxation issues) and seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest in SAINTS. Some risk factors that you should consider are outlined in Section 6.

### Offering restrictions

The Offer is available to persons receiving this Prospectus in Australia. Due to regulatory requirements, the invitation to apply for SAINTS is not extended to investors (including Ordinary Shareholders and PRYMES holders) located or resident outside Australia, other than certain institutional investors outside Australia and the US at the sole discretion of St.George and the Joint Lead Managers, and in compliance with applicable laws in the relevant jurisdictions. Please refer to Section 8.4 for further details.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law. Potential investors in such jurisdictions who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation to potential investors to whom it would not be lawful to make such an offer or invitation.

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S under the US Securities Act). SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

The Offer is not open to US Persons or any person acting on behalf of, or for the account of, a US Person.

### Exposure Period

The Corporations Act prohibits the acceptance of Applications during the seven day period after the date this Prospectus was lodged with ASIC. This period is referred to as the Exposure Period and ASIC may extend this period by up to a further seven days.

The purpose of the Exposure Period is to enable the Prospectus to be examined by market participants prior to the raising of funds. Applications received during the Exposure Period will not be accepted until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period. This Prospectus will be made available online at St.George's web site at www.stgeorge.com.au during the Exposure Period. You can also request a copy of the Prospectus during this period by calling the St.George InfoLine on **1800 804 457**.

### Prospectus availability and applications

Applicants using an Application Form attached to either the electronic or printed version of this Prospectus must be located and resident in Australia.

### Electronic Prospectus

This Prospectus may be viewed online at St.George's web site at www.stgeorge.com.au. The electronic version of this Prospectus will not include an Application Form during the Exposure Period. Application Forms will be made available from the Opening Date. Persons who access the electronic version of this Prospectus must ensure that they download and read this Prospectus in its entirety. The Offer in this Prospectus is only available to persons receiving the electronic version of this Prospectus in Australia.

### Printed Prospectus

Printed copies of this Prospectus and Application Forms are available free of charge during the Offer period by calling the St.George InfoLine on **1800 804 457**.

### Applying for SAINTS

An Application can only be submitted on an original Application Form that accompanies this Prospectus (or on a printed Application Form accompanying the electronic Prospectus). Please refer to Section 3 for further details on how to apply for SAINTS.

### Ordinary Shareholders and PRYMES holders

Ordinary Shareholders and PRYMES holders may be entitled to a preferential allocation. Please refer to Section 3.4 for details.

### No withdrawal of Application

You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act.

### Refunds

If you are allotted and issued less than the number of SAINTS that you applied for, you will receive a refund cheque as soon as practicable after the Closing Date. No interest will be payable on Application Monies.

### Trading in SAINTS

It is your responsibility to determine your Allocation before trading in SAINTS to avoid the risk of selling SAINTS you do not own. To assist you in determining your Allocation prior to the receipt of your holding statement, you may call the St.George InfoLine on **1800 804 457**.

If you sell SAINTS before you receive confirmation of your Allocation, you do so at your own risk.

### Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. These words and expressions are defined in clause 8(m) of the Terms of Issue and in the Glossary of terms. A reference to $ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time.

### Privacy

When making an Application, Applicants will be required to provide personal information to St.George and the St.George Share Registry. Please refer to Section 3.11 for details about how your personal information will be treated.

### Enquiries

If you have any questions in relation to the Offer, please call the St.George InfoLine on **1800 804 457**.

FILE NO. 82-3809

## TABLE OF CONTENTS



## SUMMARY OF KEY DATES

| Event | Date |
|---|---|
| Announcement of Offer and Prospectus lodged with ASIC | 2 July 2004 |
| Bookbuild | 8 and 9 July 2004 |
| Margin announced | 12 July 2004 |
| Opening Date | 12 July 2004 |
| Eligible Shareholder record date | 14 July 2004 |
| Closing Date | 6 August 2004 |
| Allotment Date | 13 August 2004 |
| Commencement of trading of SAINTS on ASX on a deferred settlement basis | 16 August 2004 |
| Holding statements dispatched | 18 August 2004 |
| Commencement of trading of SAINTS on ASX on a normal settlement basis | 19 August 2004 |
| First Dividend Payment Date | 20 November 2004 |
| First Fixed Exchange Date | 20 November 2014 |

**Dates may change**
These dates are indicative only and may change. St.George, with the agreement of the Joint Lead Managers, may extend the Closing Date, close the Offer early without notice or withdraw the Offer at any time prior to the issue of SAINTS. Accordingly, you are encouraged to apply as soon as possible on or after the Opening Date. If the Closing Date is extended, the subsequent dates may also be extended.

**Quotation**
St.George will apply to ASX within seven days after the date of this Prospectus for SAINTS to be quoted on the financial market operated by ASX.

**Disclaimer**

Any representation or information not contained in this Prospectus may not be relied upon as having been authorised by St.George. Except as required by law and only to the extent so required, neither St.George nor any other person warrants the future performance of SAINTS, St.George or any return

## CHAIRMAN'S LETTER

2 July 2004

Dear Investor

On behalf of the St.George Board of Directors, I am pleased to offer you the opportunity to invest in St.George through a new class of preference shares called SAINTS.

St.George proposes to issue $300 million of SAINTS at a Face Value of $100 each and may accept oversubscriptions for up to an additional $50 million. The minimum investment for Applicants is $5,000. Ordinary Shareholders and PRYMES holders are entitled to a preference in allocation of SAINTS over general retail public Applicants if there is excess demand. St.George will apply for SAINTS to be quoted on ASX. Once quoted, Holders will be able to buy and sell SAINTS on ASX at the prevailing market price.

The Offer forms part of St.George's ongoing capital management program. The proceeds from this Offer are intended to be used to enhance St.George's overall capital position and to fund the ongoing growth of St.George's business.

A non-cumulative floating rate Dividend will be payable on SAINTS, with the first Dividend payable on 20 November 2004, and subsequent Dividends payable quarterly thereafter with the Dividend Rate varying each quarter. The Dividend Rate for each Dividend Period will equal 70% of the sum of the Market Rate (which is the 90 day Bank Bill Swap Rate) and the Margin. Example Dividend Rates and Dividend amounts are provided in Section 2.2 of this Prospectus. St.George expects that Dividends on SAINTS will be fully franked.

SAINTS are perpetual and have no maturity. St.George may require Exchange of SAINTS on or after 20 November 2014. If St.George does not Exchange SAINTS by 20 November 2014, the Margin will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

Full details of this investment opportunity are set out in this Prospectus and I urge you to read it carefully. To subscribe for SAINTS, you will need to fill out and return the Application Form attached to, or accompanying, this Prospectus during the Offer period. If you have any questions regarding the Offer, please contact your stockbroker, solicitor, accountant or other professional adviser.

The Offer is due to open on 12 July 2004 and close on 6 August 2004. However, it is possible that these dates may change so I encourage you to lodge your Application early.

On behalf of the St.George Board of Directors, I invite you to consider this investment opportunity.

Yours faithfully

**Frank J Conroy**

Chairman
St.George Bank Limited

FILE NO. 82-3809

# 1.

# 1. OFFER SUMMARY

FILE NO. 82-3809

**This Prospectus contains the details of the Offer. Set out below is a summary of the key terms of SAINTS. This information should be read in conjunction with other information contained in this Prospectus and, in particular, the Terms of Issue which are set out in full in Appendix A.**

**Issuer** St.George Bank Limited (ABN 92 055 513 070).

**Security** Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS). These are non-cumulative, redeemable and convertible preference shares in St.George.

**Offer Size** Three million SAINTS to raise $300 million. St.George may accept oversubscriptions for up to an additional 500,000 SAINTS to raise a further $50 million.

**Face Value** $100 per SAINTS.

**Dividend** A preferred, non-cumulative, floating rate Dividend equal to:

$$\frac{\text{Dividend Rate x Face Value x number of days in Dividend Period}}{365}$$

The payment of Dividends is at the Directors' discretion and is subject to a number of conditions. See clause 2.3 of the Terms of Issue.

If a Dividend has not been declared or a Dividend has been declared but has not been paid in full within 20 Business Days of the relevant Dividend Payment Date, then without approval of a Special Resolution of Holders:

- no dividends or distributions can be declared or paid on any share capital of St.George over which SAINTS rank in priority for participation in profits;
- no dividends or distributions can be declared or paid on SAINTS or on any share capital of St.George which ranks equally with SAINTS for participation in profits; and
- no returns of capital can be made on any share capital of St.George that SAINTS rank in priority to,

other than to permit the payment of Optional Dividends and optional dividends or unless St.George takes certain actions. See clause 2.9 of the Terms of Issue.

**Dividend Rate** The Dividend Rate for each Dividend Period is calculated as:

(Margin per annum plus the Market Rate per annum) multiplied by (1 – T).

**T** means the Australian corporate tax rate applicable on the Allotment Date, which is taken to be 30%. St.George expects the Dividend to be fully franked. See clauses 2.1 and 2.2 of the Terms of Issue.

The Margin for the period to 20 November 2014 will be determined by the Bookbuild expected to be held on 8 and 9 July 2004, and will be between 1.35% and 1.60% per annum.

The Market Rate is the 90 day Bank Bill Swap Rate applying on the first Business Day of each Dividend Period expressed as a percentage per annum.

If St.George does not Exchange SAINTS by 20 November 2014, the Margin will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

**Dividend Payment Dates** Dividends are payable in arrears on 20 November, 20 February, 20 May and 20 August in each year that SAINTS are on issue. The first Dividend Payment Date is 20 November 2004. The last Dividend Payment Date is the date on which SAINTS are Exchanged.

| | |
|---|---|
| **Franking** | St.George expects the Dividend to be fully franked. If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George differs from the Australian corporate tax rate applicable on the Allotment Date, the Dividend will be adjusted downwards or upwards accordingly.<br><br>If a Dividend is unfranked or partially franked, the Dividend will be increased to compensate for the unfranked component. See clause 2.2 of the Terms of Issue. |
| **Exchange by St.George** | SAINTS are perpetual securities and have no maturity. St.George may Exchange some or all SAINTS on 20 November 2014, or any subsequent Dividend Payment Date, or Exchange all SAINTS on the occurrence of a Tax Event or Regulatory Event. On Exchange, at its sole discretion, St.George may:<br><br>• convert SAINTS into Ordinary Shares;<br>• redeem, buy back or cancel SAINTS for their Face Value subject to prior approval by APRA; or<br>• undertake a combination of the above.<br><br>Any buy-back or cancellation of SAINTS will be subject to St.George also obtaining all other relevant consents.<br><br>See Section 2.3 and clause 3 of the Terms of Issue. |
| **Conversion Ratio** | The rate at which SAINTS will convert into Ordinary Shares will be calculated by reference to the VWAP of Ordinary Shares during the 20 Business Days immediately preceding the Exchange Date, less a discount of 2.5% on the VWAP of Ordinary Shares. This is subject to a Maximum Conversion Number.<br><br>See clauses 3.3 to 3.11 of the Terms of Issue. |
| **Maximum Conversion Number** | The Maximum Conversion Number ensures the maximum number of Ordinary Shares that each SAINTS can be Exchanged for is 400 Ordinary Shares, subject to adjustment for rights issues, bonus issues, off market buy-backs, returns of capital or at the Directors' sole discretion in accordance with the Terms of Issue. |
| **Ranking** | SAINTS rank equally among themselves and are subordinated to all depositors and creditors of St.George. SAINTS are not deposits or liabilities of St.George. SAINTS rank equally with PRYMES in respect of the payment of Dividends which have been declared and dividends on PRYMES which have been declared. SAINTS also rank equally with PRYMES and Depositary Capital Securities in respect of a return of capital and the payment of dividends declared but unpaid upon a winding up of St.George.<br><br>St.George reserves the right in the future to issue additional SAINTS (or other preference shares or capital securities ranking equally with or behind SAINTS whether in respect of dividends, a return of capital on winding up, or otherwise) without the approval of Holders. |
| **Participation** | SAINTS do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise. |
| **Voting rights** | SAINTS do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by ASX Listing Rules. See clause 5 of the Terms of Issue. |
| **Quotation** | St.George will apply within seven days after the date of this Prospectus for SAINTS to be quoted on ASX. Quotation is not guaranteed or automatic. If quotation is not granted, SAINTS will not be issued and Application Monies (without interest) will be refunded to Applicants. |

# 2. ANSWERS TO KEY QUESTIONS

# 2. ANSWERS TO KEY QUESTIONS

FILE NO. 82-3809

**This Section answers some questions that investors may have about SAINTS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The Terms of Issue are set out in full in Appendix A.**

## 2.1 WHAT ARE SAINTS?

SAINTS are redeemable, convertible preference shares that entitle Holders to a non-cumulative Dividend in preference to any dividends paid on Ordinary Shares. SAINTS rank equally with PRYMES in respect of payment of dividends. In the event of a winding up, SAINTS will rank behind depositors and creditors of St.George, equally with holders of PRYMES and Depositary Capital Securities, and ahead of Ordinary Shareholders for any return of capital (not exceeding the Face Value) and payment of declared but unpaid dividends. SAINTS have no maturity. Holders do not have a right to require St.George to Exchange SAINTS. SAINTS may be converted into Ordinary Shares in certain circumstances at the sole option of St.George. Holders do not have a right to require St.George to convert SAINTS into Ordinary Shares.

## 2.2 DIVIDENDS

### 2.2.1 How will the Dividend Rate be calculated?

The Dividend Rate will be a floating rate and will be set on the first Business Day of each Dividend Period by adding the Margin to the Market Rate (which will be the annualised 90 day Bank Bill Swap Rate on the first Business Day of the Dividend Period) and multiplying this by (1 – T), where **T** is the Australian corporate tax rate applicable on the Allotment Date, which will be taken to be 30%.

The Margin will be determined through a Bookbuild which is expected to be conducted on 8 and 9 July 2004 as described in Section 4.3. The Margin will be between 1.35% and 1.60% per annum and is expected to be announced to ASX on 12 July 2004.

The Market Rate for the first Dividend Period will be the 90 day Bank Bill Swap Rate on the Allotment Date.

As an example, if the Market Rate on the Allotment Date is 5.4933% per annum and the Margin is 1.4000% per annum, the Dividend Rate for the first Dividend Period would be calculated as follows:

| | |
|---|---|
| Market Rate | 5.4933% per annum |
| Plus Margin | 1.4000% per annum |
| | 6.8933% per annum |
| Multiplied by (1 – T) | 0.70 |
| Dividend Rate for first Dividend Period | 4.8253% per annum |

The actual Dividend Rate for each Dividend Period (including the first Dividend Period) may be lower or higher than the example given above.

### 2.2.2 How will the actual amount of the Dividend be calculated?

The Dividend payable on each SAINTS for each Dividend Period will be calculated in accordance with the following formula:

$$\frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

**N** is the number of days in the Dividend Period.

Continuing from the previous example, if the number of days in the Dividend Period was 90 days then the Dividend for that Dividend Period would be calculated as follows:

$$\frac{4.8253\% \times \$100 \times 90}{365} = \$1.1898 \text{ per SAINTS}$$

All calculations of Dividends will be rounded to the nearest four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of SAINTS, any fraction of a cent will be disregarded.

The actual Dividend for each Dividend Period (including the first Dividend Period) may be lower or higher than the example given above.

### 2.2.3 What is the 90 day Bank Bill Swap Rate?

The 90 day Bank Bill Swap Rate is a benchmark interest rate in the Australian money market commonly used by major Australian banks to lend cash to each other over a 90 day period. On 1 July 2004, the 90 day Bank Bill Swap Rate was 5.4933% per annum. The graph below illustrates the movement in the 90 day Bank Bill Swap Rate over the last 10 years:

**90 day Bank Bill Swap Rate (%)**


12
10
8
6
4
2
0
Jun 1994
Jun 1995
Jun 1996
Jun 1997
Jun 1998
Jun 1999
Jun 2000
Jun 2001
Jun 2002
Jun 2003
Jun 2004

**2.2.4 Will the Margin change over time?**
If St.George does not Exchange SAINTS by 20 November 2014, the Margin for each Dividend Period commencing on or after 20 November 2014 will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

**2.2.5 When will Dividends be paid?**
Subject to the conditions described in Section 2.2.6, Dividends are payable in arrears on 20 November, 20 February, 20 May and 20 August in each year. The first Dividend Payment Date is 20 November 2004.

Dividends that have become due and payable are also paid on an Exchange Date (see clause 2.6 of the Terms of Issue). The last Dividend Payment Date is the date on which SAINTS are Exchanged.

**2.2.6 Will Dividends always be paid?**
Dividends may not always be paid. SAINTS are not debt instruments and the Dividends payable are not the same as interest payments. Payment of Dividends is subject to:

(a) the Directors, at their discretion, declaring the Dividend to be payable;

(b) St.George having profits available for the payment of the Dividend, as required by the Corporations Act;

(c) the payment of the Dividend having the result that St.George and the consolidated Group will still comply with APRA's capital adequacy guidelines as they are applied at that time (unless APRA otherwise gives its prior approval);

(d) the amount of the Dividend not exceeding the profits after tax of the consolidated Group (as disclosed in the latest publicly available financial results for the consolidated Group) for the immediately preceding Reporting Year less the aggregate amount of dividends paid by St.George in the period from the end of that Reporting Year up to the Record Date for the Dividend (unless APRA otherwise gives its prior approval); and

(e) APRA having not objected to the payment of the Dividend.

If one or more of these conditions are not satisfied, a Dividend may not be paid.

As Dividends are non-cumulative, Holders will have no recourse to payment from St.George and will not receive payment of these Dividends at any later time. The Directors may make an Optional Dividend payment as described in clause 2.9 of the Terms of Issue. See Section 6 for an outline of the major risks affecting the level of profitability of St.George.

**2.2.7 What happens if a Dividend is not paid?**
Dividends on SAINTS are non-cumulative and therefore if a Dividend or part of a Dividend is not paid on a Dividend Payment Date, Holders will not receive that Dividend at any later time.

If St.George does not declare or pay a declared Dividend in full within 20 Business Days after a Dividend Payment Date, then, without the requisite approval of Holders, St.George must not:

(a) declare or pay a dividend, or make a distribution to holders of certain share capital of St.George:
  (i) in the case of share capital of St.George over which SAINTS rank in priority, unless:
    - 12 months of consecutive Dividends payable on SAINTS thereafter have been paid in full; or
    - an Optional Dividend has been paid to Holders equal to the unpaid amount (if any) of the Dividend amount for the 12 months immediately preceding the date of payment of the Optional Dividend with payment of any Optional Dividend being subject to APRA's prior approval; or
  (ii) in the case of share capital of St.George ranking equally with SAINTS (including SAINTS), unless optional dividend payments equal to the unpaid dividend amounts on all share capital of St.George ranking equally with SAINTS (including SAINTS) for the immediately preceding six months are made; or

(b) redeem, reduce, cancel, or acquire for any consideration any share capital of St.George (other than SAINTS or share capital ranking equally with or in priority to SAINTS) unless all SAINTS have been redeemed, bought back, cancelled or converted into Ordinary Shares.

Payment of Optional Dividends is subject to the conditions described in Section 2.2.6.

**2.2.8 What happens if St.George is unable to pay fully franked Dividends?**
If a Dividend is unfranked or partially franked, St.George will increase the amount of the Dividend to compensate for the unfranked portion in accordance with the formula set out in clause 2.2(b) of the Terms of Issue. Where the Directors make a declaration to pay a Dividend which is not fully franked but the Dividend is not increased, St.George will be restricted in making dividend payments and distributions and restricted in returning capital on share capital of St.George ranking equally with or below SAINTS as described in Section 2.2.7.

**2.2.9 What happens if the Australian corporate tax rate changes?**
If there is a change in the Australian corporate tax rate applicable to the franking account of St.George from which a Dividend is to be franked (i.e. a change from the 30% Australian corporate tax rate which is taken to be applicable on the Allotment Date), the Dividend will be adjusted in accordance with the formula set out in clause 2.2(a) of the Terms of Issue.

## 2.3 EXCHANGE OF SAINTS

### 2.3.1 What is Exchange?

St.George may Exchange some or all SAINTS on 20 November 2014 or on any subsequent Dividend Payment Date, or Exchange all SAINTS on the last Business Day of the month following the month in which an Exchange Notice was served by St.George by reason of the occurrence of a Tax Event or a Regulatory Event.

On Exchange, at its sole discretion, St.George may:

- convert SAINTS into Ordinary Shares (refer to Section 2.3.4);
- redeem, buy back or cancel SAINTS for their Face Value, subject to prior approval by APRA; or
- undertake a combination of the above.

Any buy-back or cancellation of SAINTS will be subject to St.George obtaining all relevant consents.

See clause 3 of the Terms of Issue for further information about Exchange.

### 2.3.2 Can a Holder require Exchange?

Holders cannot require Exchange.

### 2.3.3 When can St.George require Exchange?

**Exchange by St.George on or after 20 November 2014**

St.George may elect to Exchange SAINTS on 20 November 2014 or any subsequent Dividend Payment Date by delivering an Issuer Exchange Notice to Holders at least 30 Business Days (but no more than three months) prior to the relevant Exchange Date in respect of some or all SAINTS on issue. See clause 3.1 of the Terms of Issue.

The Issuer Exchange Notice will include which one or combination of the following methods of Exchange will apply on the Exchange Date:

- convert SAINTS into Ordinary Shares (refer to Section 2.3.4); or
- redeem, buy back or cancel SAINTS for their Face Value, subject to prior approval by APRA.

Any buy-back or cancellation of SAINTS will be subject to St.George obtaining all relevant consents.

**Exchange by St.George on a Tax Event or Regulatory Event**

St.George may require Exchange following the occurrence of a Tax Event or Regulatory Event by delivering an Issuer (Event) Exchange Notice in respect of all (but not some only) of the SAINTS on issue. If an Issuer (Event) Exchange Notice is served, the Exchange Date is the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served unless St.George determines an earlier Exchange Date in the Issuer (Event) Exchange Notice. The Issuer (Event) Exchange Notice will outline the method(s) of Exchange St.George will apply on the relevant Exchange Date (see clause 3.1 of the Terms of Issue).

### 2.3.4 What happens on conversion?

On conversion, each SAINTS will convert into one Ordinary Share and its Holder will also be issued the number of additional Ordinary Shares determined in accordance with the formula set out in clause 3.4 of the Terms of Issue (summarised in the next paragraph). All of those Ordinary Shares will rank equally in all respects with Ordinary Shares then on issue.

The number of additional Ordinary Shares issued for each SAINTS will be calculated as the lesser of:

- the Maximum Conversion Number; and
- a number which, when added to the one Ordinary Share arising on conversion of SAINTS itself as referred to above, will give a total number of Ordinary Shares calculated by dividing the Face Value by the VWAP of Ordinary Shares, discounted by 2.5%, for the 20 Business Days prior to the conversion date.

For example, on conversion, each Holder will receive Ordinary Shares (based on VWAP discounted by 2.5%) to the value of $100 for each SAINTS held. The number of Ordinary Shares received will vary depending on the VWAP calculated in accordance with clauses 3.4 and 3.5 of the Terms of Issue.

The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of St.George (including capital reconstructions, buy-backs, returns of capital, bonus and rights issues and other circumstances at the sole discretion of the Directors) as set out in clauses 3.6 to 3.10 of the Terms of Issue.

### 2.3.5 What is the Buy-Back Agreement?

The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

- St.George giving an Exchange Notice to each of the Holders of SAINTS that it has determined to buy back the SAINTS identified in the Exchange Notice; and
- St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which SAINTS are quoted.

The Buy-Back Agreement provides that St.George will buy back each SAINTS for its Face Value on the relevant Exchange Date. Each Holder irrevocably appoints any Director or officer or duly authorised attorney of St.George as its true and lawful attorney to execute a transfer and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to St.George of the SAINTS, and agrees that in exercising this power of attorney St.George shall be entitled to act in the interests of St.George as the buyer of SAINTS.

**2.3.6 What happens if St.George does not require Exchange by 20 November 2014?**

If St.George does not Exchange SAINTS by 20 November 2014, the Margin for each Dividend Period commencing on or after 20 November 2014 will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

## 2.4 OTHER KEY QUESTIONS

**2.4.1 Will Holders be able to require repayment of their investment?**

Holders have no right to require St.George to repay any of the money originally paid for SAINTS, except if St.George is wound up.

**2.4.2 In a winding up of St.George, what will Holders receive?**

If St.George is wound up, Holders will be entitled to a return of capital (not exceeding the Face Value) and payment of any Dividends declared but unpaid, depending on the amount of funds remaining in St.George after all creditors and liabilities ranking ahead of SAINTS have been paid. Holders rank ahead of Ordinary Shareholders in a winding up for a return of capital (not exceeding the Face Value) and for any Dividends declared but unpaid.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

SAINTS do not confer any further right to participate in a distribution of St.George's surplus assets.

**2.4.3 Can SAINTS be purchased or sold on ASX?**

St.George will apply within seven days after the date of this Prospectus for SAINTS to be quoted on ASX. Once quoted, SAINTS can be purchased or sold through any stockbroker. If quotation is not granted, SAINTS will not be issued and Application Monies will be refunded to Applicants. No interest will be paid to Applicants on Application Monies.

**2.4.4 What are the taxation implications of holding or disposing of SAINTS?**

Potential investors should obtain their own taxation advice, as the taxation implications of investing in SAINTS will depend on a Holder's individual circumstances. A general outline of the taxation implications for certain investors who are Australian residents for taxation purposes can be found in Section 7. Potential investors who are not Australian residents for taxation purposes should seek their own professional taxation advice.

**2.4.5 What are the implications of International Financial Reporting Standards (IFRS)?**

It is currently anticipated that the Australian Accounting Standards Board will proceed with the adoption of the IFRS regime in January 2005. St.George has received advice from KPMG that SAINTS should be classified as equity on St.George's balance sheet following the implementation of IFRS. Consequently, Holders should continue to be entitled to Dividends after the introduction of IFRS. However, should the introduction of IFRS impact the tax or regulatory classification of SAINTS, it may constitute a Tax Event or Regulatory Event (see clause 8(m) of the Terms of Issue) and entitle St.George to require Exchange. See also Section 2.3.3.

**2.4.6 Do SAINTS have voting rights?**

SAINTS do not generally have voting rights, except in the limited circumstances prescribed by ASX Listing Rules and as described in the Terms of Issue. If these circumstances apply, then each SAINTS will carry the same voting rights as the number of Ordinary Shares that the Holder would be entitled to, assuming that conversion had taken place immediately prior to the relevant meeting (see clause 5 of the Terms of Issue).

**2.4.7 Is brokerage or stamp duty payable?**

No brokerage or stamp duty is payable on the issue of SAINTS. You may have to pay brokerage on any subsequent transfer of your SAINTS on ASX.

**2.4.8 What are the risks of investing in SAINTS?**

An investment in St.George, through SAINTS, involves risks. You should refer to Section 6 for further information on some of these risks. You should read this Prospectus in its entirety. If you are unclear on any matter or uncertain if SAINTS are a suitable investment for you, you should seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

**2.4.9 How will the proceeds of the Offer be used by St.George?**

The Offer of SAINTS forms part of St.George's ongoing capital management program. The proceeds from the Offer are intended to be used to enhance St.George's overall capital position and to fund the ongoing growth of St.George's business.

# 3. HOW TO APPLY FOR SAINTS

# 3. HOW TO APPLY FOR SAINTS

## 3.1 WHO MAY APPLY

The Offer is available to Australian residents receiving this Prospectus in Australia, including by downloading a copy of this Prospectus from St.George's web site at www.stgeorge.com.au. Applicants using an Application Form attached to either the electronic or printed version of this Prospectus must be Australian residents. At the sole discretion of the Joint Lead Managers, the Offer may be made available to certain institutional investors in jurisdictions outside Australia and the US in compliance with all applicable laws in the relevant jurisdictions. No action has been, or will be, taken to register this Prospectus in any jurisdiction outside of Australia. This Prospectus does not constitute an offer or invitation to potential investors where such an offer or invitation would be unlawful (see Section 8.4).

## 3.2 WHEN TO APPLY

The Offer is expected to open at 9.00am on 12 July 2004 and close at 5.00pm on 6 August 2004. Applications must be received by the St.George Share Registry, Computershare Investor Services Pty Limited (Sydney Office), by no later than 5.00pm on 6 August 2004. Applicants who have received a Broker Firm Allocation should not return their Application to the St.George Share Registry but instead return it to their broker in accordance with the broker's instructions.

St.George may extend the Closing Date, close the Offer early without notice, and accept late Applications, either generally or in particular cases. You are therefore encouraged to submit your Application as soon as possible on or after the Opening Date. If the Closing Date is varied, subsequent dates may also be varied accordingly.

St.George may withdraw the Offer at any time prior to the Allotment Date.

## 3.3 HOW TO APPLY

You may apply for SAINTS:

- by completing the Application Form attached to or accompanying this Prospectus or obtained from the St.George web site at www.stgeorge.com.au in accordance with the instructions set out on the Application Form; or
- through the Broker Firm Offer as instructed by your broker.

Persons who receive the electronic version of this Prospectus should ensure that they download and read the Prospectus in its entirety. Applications cannot be made online.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

## 3.4 ORDINARY SHAREHOLDER OR PRYMES HOLDER APPLICANTS

If you were registered as an Australian resident Ordinary Shareholder or PRYMES holder at 7.00pm on 14 July 2004 (Eligible Shareholder) you will be entitled to a preference in allocation over general retail public Applicants where there is excess demand for the Offer. The level of this preference will be determined by St.George at its sole discretion having regard to the level of Applications. It will not entitle you to any particular allocation.

If you are an Eligible Shareholder and you apply to receive a Prospectus by contacting the St.George InfoLine on 1800 804 457, you should receive a personalised Application Form with your copy of this Prospectus. You must use the personalised Application Form to apply for SAINTS to be entitled to receive your preference in allocation (see Section 4.2). If you use a general Application Form downloaded from the St.George website at www.stgeorge.com.au or attached to the Prospectus, you will not be entitled to receive a preference in allocation.

## 3.5 MINIMUM APPLICATION

The price for each SAINTS is $100. Applications must be for a minimum of $5,000 (50 SAINTS). However, you may be allocated a lesser number of SAINTS, including zero, in the event that there is excess demand for the Offer.

## 3.6 PAYMENT FOR SAINTS UNDER THE GENERAL OFFER

Completed Application Forms must be accompanied by cheque(s) or money order(s) for the relevant Application Monies in Australian dollars drawn on an Australian branch of an Australian bank. Cheque(s) or money order(s) should be crossed "not negotiable" and made payable to "St.George SAINTS Offer". Clients of the Joint Lead Managers or Co-Managers with Broker Firm Allocations should refer to their broker for payment instructions (see Section 3.7).

Completed Application Forms (other than Broker Firm Applications), and accompanying cheque(s) or money order(s) must be mailed or delivered to the St.George Share Registry at:

**Mail address**
Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001

or

**Delivery address**
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000.

Application Forms must be received at one of the above addresses by 5.00pm on the Closing Date.

Application Forms and accompanying cheque(s) or money order(s) **will not be accepted** at St.George's registered office or at the offices of any of St.George's businesses or bank branches.

By returning an Application Form, you acknowledge, among other things, that you have received and read this Prospectus.

## 3.7 BROKER FIRM APPLICATIONS

If you have received a Broker Firm Allocation of SAINTS from the Joint Lead Managers or Co-Managers, your Application and payment procedures will differ in two important ways from those described above:

- your cheque(s) or money order(s) must be made payable to the broker who offered you your Broker Firm Allocation (not to "St.George SAINTS Offer"); and
- your completed Application Form and cheque(s) or money order(s) must be returned directly to the broker who offered you your Broker Firm Allocation (not to the St.George Share Registry).

These differences, and any other requirements, will be explained to you by your broker. If you have a Broker Firm Allocation and are in any doubt about what action you should take, you should immediately contact the broker who has offered you your Broker Firm Allocation.

If you submit a Broker Firm Application, your broker will act as your agent in submitting your completed Application Form and Application Monies to the St.George Share Registry (which receives them on behalf of St.George). It will be your broker's responsibility to ensure they are submitted to the St.George Share Registry by 5.00pm on the Closing Date. St.George, the St.George Share Registry and the Joint Lead Managers take no responsibility for any acts or omissions by your broker in connection with your Broker Firm Application, related Application Form or Application Monies.

## 3.8 REFUNDS

St.George reserves the right to reject any Applications, or to allocate Applicants (excluding Applicants under the Broker Firm Offer) a lesser number of SAINTS than those applied for, including less than the minimum $5,000 worth (50 SAINTS).

If you are allotted less than the number of SAINTS you applied for, you will receive a refund cheque as soon as practicable after the Allotment Date. No interest will be paid to Applicants on Application Monies.

## 3.9 BROKERAGE AND STAMP DUTY

You do not have to pay brokerage or stamp duty on your Application. You may have to pay brokerage on any subsequent transfer of your SAINTS on ASX.

## 3.10 TAX FILE NUMBERS AND/OR AUSTRALIAN BUSINESS NUMBERS

A TFN/ABN form will be provided to new St.George security holders with their first holding statement. You do not have to provide your Tax File Number (TFN), TFN exemption code (if applicable) or Australian Business Number (ABN) on this form. However, if you do not provide your TFN, TFN exemption code (if applicable) or ABN, St.George will be required to deduct tax at the highest marginal tax rate (currently 48.5% including the Medicare levy) from the amount of any unfranked Dividend on your SAINTS.

## 3.11 PRIVACY

When making an Application, Applicants will be required to provide personal information to St.George and the St.George Share Registry. St.George and the St.George Share Registry will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If an Applicant does not provide the information requested, the Application may not be processed efficiently, or at all.

St.George and the St.George Share Registry may disclose an Applicant's personal information for purposes related to the Applicant's investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Cth):

- the Joint Lead Managers in order to assess the Application;
- the St.George Share Registry for ongoing administration of the register; and
- the printers and the mailing house for the purpose of preparation and distribution of statements and for handling of mail.

If an Applicant becomes a Holder, the Applicant's information may also be used or disclosed from time to time to inform the Applicant about St.George's products or services that St.George thinks may be of interest to the Applicant. If an Applicant does not want personal information to be used for this purpose, the Applicant should contact St.George by telephoning the St.George InfoLine on 1800 804 457.

The information may also be disclosed to companies within the Group and to their agents and service providers on the basis that they deal with such information in accordance with St.George's privacy policy.

Under the Privacy Act 1988 (Cth), an Applicant may request access to personal information held by (or on behalf of) St.George or the St.George Share Registry. An Applicant can request access to personal information by writing to, or telephoning, the St.George Share Registry:

**Computershare Investor Services Pty Limited**
Level 3, 60 Carrington Street
Sydney NSW 2000
1800 804 457 (St.George InfoLine)

An Applicant can obtain a copy of St.George's privacy policy online at www.stgeorge.com.au.

## 3.12 ENQUIRIES

If you require assistance to complete the Application Form, or require additional copies of this Prospectus and Application Forms, you should call the St.George InfoLine on 1800 804 457.

If you have questions regarding SAINTS generally, you should refer to Section 2 where some answers to key questions about SAINTS are provided. If you are unclear on any matter referred to in this Prospectus, you should call the St.George InfoLine on 1800 804 457. If you are uncertain if SAINTS are a suitable investment for your purposes, you should seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

# 4.

# 4. ALLOCATION AND ALLOTMENT OF SAINTS

FILE NO. 82-3809

## 4.1 ALLOTMENT

St.George intends to allot SAINTS on 13 August 2004. St.George will not allot any SAINTS until it has been granted approval by ASX for SAINTS to be quoted and St.George has received all proceeds for accepted Applications.

St.George proposes to issue three million SAINTS at a Face Value of $100 each to raise $300 million and may accept oversubscriptions for up to an additional $50 million.

## 4.2 ALLOCATION POLICY

St.George and the Joint Lead Managers will determine the persons to whom SAINTS will be allocated.

In determining the allocation of SAINTS, St.George and the Joint Lead Managers will have the objective of achieving an orderly and successful secondary market and a wide distribution of SAINTS. Eligible Shareholders will be allocated SAINTS in preference to general retail public Applicants (see Section 3.4 and below).

In the event of demand in excess of the Oversubscription Amount for SAINTS, Applications (excluding Broker Firm Applications) may be scaled back. This may include scaling back to below the minimum Application of 50 SAINTS. Some Applications may be rejected.

In respect of any Application where the number of SAINTS allotted is less than the number applied for, or where no allotment is made, surplus Application Monies will be refunded as soon as practicable after the Allotment Date. No interest will be payable on Application Monies.

**Preference in allocation to Eligible Shareholders**
If there is demand in excess of the Oversubscription Amount, Eligible Shareholders who submit a personalised Application Form will be entitled to receive a preference in allocation over general retail public Applicants who do not have a Broker Firm Allocation. Notwithstanding this preference in allocation, Ordinary Shareholders or PRYMES holders may receive a lesser number of SAINTS than those they have applied for, including less than the minimum Application of 50 SAINTS.

**Firm Allocations to the Joint Lead Managers and Co-Managers**
Broker Firm Allocations to the Joint Lead Managers and the Co-Managers for their private clients will not be scaled back by St.George. The distribution of Broker Firm Allocations to individual clients by the Joint Lead Managers and the Co-Managers will be at the sole discretion of the relevant Joint Lead Manager or Co-Manager.

## 4.3 BOOKBUILD

The Joint Lead Managers will conduct a Bookbuild to determine the Margin in accordance with terms and conditions agreed between St.George and the Joint Lead Managers. As part of the Bookbuild, certain institutional investors, the Joint Lead Managers and the Co-Managers will be invited to lodge bids for a maximum number of SAINTS within an indicative range for the Margin. The Margin will be determined by St.George and the Joint Lead Managers, and will be between 1.35% and 1.60% per annum. On the basis of those bids, St.George and the Joint Lead Managers will determine the Margin and the Allocation of SAINTS to institutional investors through the Joint Lead Managers and the Co-Managers. SAINTS allocated during the Bookbuild will be issued pursuant to this Prospectus.

## 4.4 ASX QUOTATION

Application will be made within seven days after the date of this Prospectus to ASX for official quotation of SAINTS. If quotation is not granted, SAINTS will not be issued and Application Monies will be refunded to Applicants. No interest will be paid on Application Monies.

## 4.5 CHESS

St.George will apply to ASX for SAINTS to participate in the Clearing House Electronic Subregister System (CHESS) and, in accordance with ASX Listing Rules and ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Under CHESS, St.George will not issue certificates to investors. After the allotment of SAINTS, Successful Applicants will receive a CHESS or issuer sponsored holding statement. It is expected that holding statements will be dispatched by standard post soon after allotment.

Holding statements, which are similar to bank account statements, will set out the number of SAINTS allotted to Successful Applicants pursuant to this Prospectus. The statement will also set out the Holder Identification Number (HIN) (for SAINTS held on the CHESS subregister) or Securityholder Reference Number (SRN) (for SAINTS held on the issuer sponsored subregister).

Further holding statements will be provided to Holders that reflect any changes in the number of SAINTS held by them during a particular month. Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a broker or the St.George Share Registry.

## 4.6 DEFERRED SETTLEMENT TRADING

It is expected that trading of SAINTS on ASX will commence on a deferred settlement basis on 16 August 2004 and will continue on that basis until 19 August 2004 when normal settlement trading will commence. This is because trading in SAINTS will take place before CHESS advices and issuer sponsored holding statements are sent out to Successful Applicants. On 18 August 2004, St.George expects to commence dispatching CHESS advices and issuer sponsored holding statements, which will set out the number of SAINTS issued to each Successful Applicant.

To assist you in determining your Allocation prior to receipt of your CHESS advices or issuer sponsored holding statement, you may call the St.George InfoLine on 1800 804 457.

It is the responsibility of each Applicant to confirm their allocation (if any) prior to trading in SAINTS. If you sell SAINTS before you receive your CHESS advices or issuer sponsored holding statement, you do so at your own risk (even if you obtained information on your Allocation from the St.George InfoLine).

# 5. OVERVIEW OF ST.GEORGE

# 5. OVERVIEW OF ST.GEORGE

## 5.1 OVERVIEW

St.George is the fifth largest banking group in Australia in terms of total assets with a market capitalisation of $11.2 billion as at 1 July 2004. St.George's primary business is providing retail banking services, including residential mortgage loans for owner occupied and investment housing and retail call and term deposits. At 31 March 2004, St.George had total assets of $66.3 billion and shareholders' equity of $4.5 billion. Net profit after tax for the year ended 30 September 2003 totalled $658 million and $377 million for the six months to 31 March 2004. St.George has a national presence in Australia with approximately 2.6 million customers and primarily operates in New South Wales and South Australia, where it is estimated that St.George is ranked third and first respectively in retail bank deposits as at 31 March 2004.

St.George has approximately 390 branches and also distributes its products through third parties such as mortgage brokers. St.George employed 7,394 full time equivalent employees as at 31 March 2004.

**Branch breakdown** (at 31 March 2004)
Total branches: 390



1.0% Northern Territory
0.5% Western Australia
5.5% Queensland
52.8% New South Wales
27.9% South Australia
9.0% Victoria
3.3% ACT


**Business mix by total ordinary income** (six months to 31 March 2004)
Total ordinary income: $1.3 billion



23.6% Institutional and Business Banking
12.7% BankSA
11.4% Wealth Management
52.3% Personal Customers


## 5.2 BUSINESS DIVISIONS

### 5.2.1 Personal Customers

Personal Customers is responsible for residential and consumer lending, the provision of personal financial services including transaction services, call and term deposits and small business banking. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

### 5.2.2 Institutional and Business Banking

Institutional and Business Banking is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing (including factoring and invoice discounting).

### 5.2.3 BankSA

BankSA is the largest financial institution in South Australia in terms of total assets.

BankSA is responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

At 31 March 2004, residential loans were 59.3% of total lending assets while consumer and business banking loans represented the balance of 40.7%.

### 5.2.4 Wealth Management

Wealth Management is responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance. St.George had $22.6 billion of funds under management as at 31 March 2004.

Wealth Management provides an array of investment related products and services to its customers. ASGARD is an investment administration platform designed to meet the needs of financial planners. It provides a complete suite of master funds and wrap services for investments, superannuation and pensions. Advance Asset Management provides packaged funds management solutions for customers and financial intermediaries. St.George's advisory businesses comprise the dealer group SECURITOR as well as financial planners based in the branch network and the Private Bank. Wealth Management offers a top rated margin lending offering that is distributed mainly via financial planners and stockbrokers. A range of life and general insurance products is also sold to St.George customers.

## 5.3 BUSINESS STRATEGY

There is significant inherent value in St.George's customer base of approximately 2.6 million customers. St.George's strategy is to unlock that value through a customer led approach to its business and by providing integrated sales and service solutions in response to the needs of its customers. St.George has six business goals for achieving this and improving its overall performance:

- **deepen and strengthen relationships with customers in St.George's chosen markets**
  One of St.George's key aims is to encourage its customers to do more of their banking and financial services business with St.George. An important part of achieving this is segmentation of St.George's customer base in order to provide tailored service and product solutions, combined with a strategy of cross-promoting its products across these groups.

- **leverage specialist capabilities for growth**
  St.George has particular expertise in areas such as residential lending, home equity loans, rural banking, payment services, property finance, wealth management and managing relationships with independent financial advisers. St.George is looking to apply these skills in new and existing markets.

- **creatively differentiate on customer service**
  According to independent market research, St.George has a higher level of customer satisfaction than the four major Australian banks. St.George's goal is to align its customer service standards with customer expectations so that St.George maintains its positive customer satisfaction differential with the four major banks.

- ***accelerate and empower relationship based selling***
  St.George aims to develop long-term relationships with its customers by focusing its organisational structure on customer segments rather than product families, implementing a group wide integrated sales and service program and utilising an enhanced sales led management system that covers the entire organisation.

- **optimise cost structure**
  St.George has improved controls on future investment activities and capital expenditure as evidenced by its expense to income ratio of 48.1% for the six months to 31 March 2004. However, as St.George is a growth business, cost optimisation is the goal rather than absolute cost minimisation.

- ***build team and performance culture***
  St.George aims to build a high performance culture through initiatives aimed at building teams and better matching staff incentives to business outcomes. St.George operates a Corporate Performance Centre that offers staff a range of training options, including workshops, self study guides and online courses.

At its core, St.George's strategy is one of organic growth, harnessing the potential of the franchise and building on its strength and capabilities. These strengths include St.George's track record of superior credit quality, positive customer service ratings relative to the industry and product management and product innovation capabilities. St.George sees further growth opportunities in its core markets of New South Wales, Australian Capital Territory and South Australia, as well as considerable expansion opportunities in Victoria, Queensland and Western Australia.

## 5.4 FINANCIAL PERFORMANCE

St.George's net profit after tax for the six months to 31 March 2004 was $377 million, up 16.0% from $325 million for the six months to 31 March 2003. Basic earnings per Ordinary Share (annualised) before goodwill amortisation increased by 13.8% from 140.6 cents to 160.0 cents for the same period. Some key performance metrics for St.George are set out on the page opposite:

FILE NO. 82-3809

**Cash net profit after tax ($ million)[1]**



800
700
600
500
400
300
200
100
0
475
615
714
406
2001
2002
2003
1H2004


**Net interest margin (%)[2]**



3.0
2.9
2.8
2.7
2.6
2.5
2.76%
2.80%
2.76%
2.74%
2001
2002
2003
1H2004


**Return on equity and return on total assets (%)[3]**



1.1%
1.3%
1.3%
1.3%
16.6%
19.5%
20.3%
21.6%
Return on equity
Return on total assets
2001
2002
2003
1H2004


**Cost to income ratio (%)[4]**



60
58
56
54
52
50
48
46
44
42
40
53.6%
52.4%
49.6%
48.1%
2001
2002
2003
1H2004


**Income mix from ordinary activities** (six months to 31 March 2004)

*Total ordinary income: $1.3 billion*



18.0% Product fees and commissions
12.0% Other
7.4% Managed funds
62.6% Net interest income


**Loan mix by product** (at 31 March 2004)[5]

*Total gross receivables: $52.5 billion*



7.4% Consumer
20.7% Commercial
0.4% Other
71.5% Residential


1. Operating profit after preference dividends, income tax and outside equity interests, before goodwill amortisation and excluding significant items.
2. Net interest margin for 1H2004 is annualised.
3. Return on equity is cash net profit after tax divided by average ordinary equity. Return on total assets is cash net profit after tax (excluding preference dividends) divided by … assets. Return on equity and return on total assets for 1H2004 are annualised.

**5.4.1 Consolidated statement of financial performance**

| $ million | Year to 30 September 2001 | 2002 | 2003 | Six months to 31 March 2003 | 2004 |
|---|---|---|---|---|---|
| Net interest income | 1,235 | 1,333 | 1,451 | 711 | 794 |
| Other income | 690 | 852 | 910 | 448 | 475 |
| **Total ordinary income** | **1,925** | **2,185** | **2,361** | **1,159** | **1,269** |
| Charge for bad and doubtful debts | (77) | (87) | (102) | (48) | (52) |
| Operating expenses | (1,085) | (1,247) | (1,170) | (570) | (610) |
| Share of net profit/(loss) of equity accounted associates | (3) | (1) | (3) | (3) | 1 |
| Goodwill amortisation and write-offs | (99) | (182) | (108) | (54) | (52) |
| **Profit from ordinary activities before tax** | **661** | **668** | **978** | **484** | **556** |
| Income tax expense | (255) | (240) | (325) | (159) | (180) |
| Net (profit)/loss attributable to outside equity interests | (1) | (1) | 5 | – | 1 |
| **Net profit after tax** | **405** | **427** | **658** | **325** | **377** |
| Preference dividends | (69) | (58) | (52) | (27) | (23) |
| **Net profit available to Ordinary Shareholders** | **336** | **369** | **606** | **298** | **354** |
| Add: goodwill amortisation | 99 | 110 | 108 | 54 | 52 |
| Add: (profit)/loss on significant Items | 40 | 136 | – | – | – |
| **Cash net profit after tax (before goodwill amortisation and significant items)** | **475** | **615** | **714** | **352** | **406** |

## 5.5 OUTLOOK STATEMENT

St.George believes that the outlook for the domestic economy remains positive. While the residential loan market is slowing somewhat, St.George is targeting above system asset growth for the second half of 2004. St.George will maintain prudent credit policies.

St.George believes its business is strong and has sound prospects in its chosen markets. During the second half of 2004, St.George will continue to focus on its current priorities in order to deliver superior financial results for its shareholders. These priorities include:

- home loans – improved business outcomes;
- middle market – continued high quality growth;
- wealth management – delivering superior performance;
- productivity management – disciplines embedded;
- team – stable, high quality and aligned;
- integrated sales and service – second stage of program launched; and
- Victorian expansion – targeted growth strategy underway.

## 5.6 ASSET QUALITY

St.George's asset quality is strong, assisted by a low interest rate environment, a loan portfolio dominated by residential loans, and sound credit policies. St.George continues to be well provisioned with total specific provisions representing 52.4% of gross impaired assets at 31 March 2004 (31 March 2003: 48.6%). The charge for bad and doubtful debts was $52 million for the six months ended 31 March 2004, up from $48 million for the six months ended 31 March 2003. This was due to an increase in the general provision for doubtful debts reflecting strong loan portfolio growth. Total impaired assets (net of specific provisions) were $30 million at 31 March 2004, down from $36 million at 31 March 2003. Annualised bad and doubtful debts as a percentage of average gross loans and receivables decreased to 0.20% for the six months ended 31 March 2004 (31 March 2003: 0.22%). Net non-accrual loans as a percentage of net loans and receivables were 0.04% at 31 March 2004, down from 0.06% at 31 March 2003.

St.George's credit quality is assisted by its policy of placing concentration limits on industries, locations, and individual clients.

St.George's housing credit quality is also strong. Its mortgage book loan to value ratio (LVR) is 33% of current valuation, and its investment book LVR is 31% of current valuation. Generally, loans with an LVR greater than 80% are mortgage insured. Historically, St.George has also been successful at maintaining a high quality mortgage book, with its mortgage book loan loss ratio over the last 10 years averaging only 2 basis points.

Some key asset quality metrics are set out in the two graphs on the following page:

FILE NO. 82-3809

**Loan losses**


0.25%
0.22%
0.23%
0.20%
Bad and doubtful debts expense ($ million)
Bad and doubtful debts expense/Average loans and other receivables[1]
2H2002
1H2003
2H2003
1H2004

1 Annualised

**Non-accruals/total receivables (%)**


1.0
0.8
0.6
0.4
0.2
0.0
0.39%
0.11%
Average of the four major banks
St.George
1H2001
2H2001
1H2002
2H2002
1H2003
2H2003
1H2004

Source: St.George

## 5.7 RISK MANAGEMENT

In St.George's daily operations, it is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). St.George manages these risks through a number of specialised committees, which are responsible for policy setting, monitoring and analysing risk.

St.George manages credit risk principally through embedded controls in the individual lending divisions and on business managers who are responsible for the lending. Liquidity is managed based upon policies and strategies determined by St.George's Asset and Liability Committee (ALCO). To minimise funding risk, St.George has a policy of raising wholesale funds from well-diversified sources that encompass both international and domestic capital markets.

Interest rate risk in the non-trading banking book represents the risk to earnings from changes in interest rates. This is measured and reported using simulation modelling by Balance Sheet Risk Management, a division of Finance and Risk Management. ALCO then determines risk management strategies and tactics, risk/return tradeoffs, product design and pricing policies.

Market risk in the trading book represents the risk to earnings of trading portfolios from movements in price due to fluctuations in interest rates, exchange rates and market volatility. This is measured and reported by a segregated and independent body. St.George manages operational risk through the documentation of procedures, disaster recovery and back-up systems, staff training programs and regular procedural reviews by internal audit and insurance.

## 5.8 CAPITAL MANAGEMENT

St.George targets a Tier 1 Capital Ratio of 7.0%-7.5% and a Total Capital Ratio of 10.5%. As at 31 March 2004, St.George's Tier 1 Capital Ratio was 7.1% and its Total Capital Ratio was 10.9%, which exceeded the 8.0% minimum ratio of capital to must be maintained in the form of Tier 1 Capital.

From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions from Tier 1 Capital. At 31 March 2004, capitalised expenses subject to deduction from Tier 1 Capital totalled $167 million.

The chart below illustrates the expected evolution of St.George's Tier 1 Capital Ratio taking into account the issue of $300 million of SAINTS and the deduction of capitalised expenses of $167 million.

**Expected Tier 1 Capital Ratio evolution (%)** (at 31 March 2004)


(0.4%)
7.4%
Tier 1 Capital Ratio
SAINTS issue[1]
Disallowed capitalised expenses
Pro forma Tier 1 Capital Ratio

1. Net proceeds of $295 million from SAINTS issue: $300 million gross proceeds less $5 million issue costs. Under current APRA guidelines, hybrid securities eligible for inclusion as Tier 1 Capital are limited to 25% of the total non-hybrid Tier 1 capital. As a result, only $288 million of the $295 million raised can be recognised as Tier 1 Capital as at 31 March 2004.

St.George's capital and risk management framework is being enhanced as it progresses with the implementation of advanced approaches to the targeted Basel II Capital Accords. St.George is targeting the advanced approach for credit risk by 2007 and the advanced approach for operational risk by 2009. Accreditation and its timing are still subject to

# 5.9 PRO FORMA FINANCIAL INFORMATION

### 5.9.1 Pro forma consolidated statement of financial position

| $ million | 31 March 2004 | Pro forma |
|---|---|---|
| **Assets** | | |
| Cash and liquid assets | 1,324 | 1,619[1] |
| Due from other financial institutions | 348 | 348 |
| Trading securities | 5,426 | 5,426 |
| Investment securities | 35 | 35 |
| Loans and other receivables | 52,338 | 52,338 |
| Bank acceptances of customers | 3,692 | 3,692 |
| Other assets | 3,163 | 3,163 |
| **Total assets** | **66,326** | **66,621** |
| **Liabilities** | | |
| Deposits and other borrowings | 46,007 | 46,007 |
| Due to other financial institutions | 1,007 | 1,007 |
| Bank acceptances | 3,692 | 3,692 |
| Bonds and notes | 7,654 | 7,654 |
| Loan capital | 1,559 | 1,559 |
| Bills payable and other liabilities | 1,874 | 1,874 |
| **Total liabilities** | **61,793** | **61,793** |
| **Net assets** | **4,533** | **4,828** |
| **Shareholders' equity** | | |
| Share capital | 3,531 | 3,826[1] |
| Reserves | 105 | 105 |
| Retained profits | 541 | 541 |
| **Shareholders' equity attributable to members of St.George** | **4,177** | **4,472** |
| Outside equity interests in controlled entities | 356 | 356 |
| **Total shareholders' equity** | **4,533** | **4,828** |

1. Net proceeds of $295 million from SAINTS issue: $300 million gross proceeds less $5 million issue costs.

### 5.9.2 Pro forma capital position

| $ million | 31 March 2004 | Pro forma |
|---|---|---|
| **Tier 1 Capital** | | |
| Share capital | 3,531 | 3,819[1] |
| Reserves | 386 | 386 |
| Retained profits | 541 | 541 |
| Perpetual notes | 24 | 24 |
| Less: expected dividend[2] | (229) | (229) |
| Less: capitalised expenses required to be deducted by APRA from 1 July 2004 | – | (167) |
| Less: goodwill and other APRA deductions[3] | (1,428) | (1,428) |
| **Total Tier 1 Capital** | **2,825** | **2,946** |
| **Tier 2 Capital** | | |
| Hybrid in excess of APRA Tier 1 limit | – | 7[1] |
| Asset revaluations | 46 | 46 |
| Subordinated debt | 1,336 | 1,336 |
| General provision for bad and doubtful debts | 192 | 192 |
| **Total Tier 2 Capital** | **1,574** | **1,581** |
| **Total Tier 1 and Tier 2 Capital** | **4,399** | **4,527** |
| **Deductions from capital** | | |
| Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions[4] | (27) | (27) |
| Less: other deductions | (1) | (1) |
| **Total deductions from capital** | **(28)** | **(28)** |
| **Total qualifying capital** | **4,371** | **4,499** |
| **Risk weighted capital ratios** | | |
| Tier 1 Capital Ratio | 7.1% | 7.4% |
| Tier 2 Capital Ratio | 3.9% | 4.0% |
| Less: deductions from capital | (0.1%) | (0.1%) |
| **Total Capital Ratio** | **10.9%** | **11.3%** |
| **Risk weighted assets** | **39,856** | **39,856** |
| **Adjusted Common Equity** | | |
| Tier 1 Capital | 2,825 | 2,946 |
| Less: PRYMES | (291) | (291) |
| Less: Depositary Capital Securities | (328) | (328) |
| Less: Perpetual notes | (24) | (24) |
| Less: SAINTS issued | – | (288)[1] |
| Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions | (27) | (27) |
| **Adjusted Common Equity** | **2,155** | **1,988** |
| **Adjusted Common Equity ratio** | **5.4%** | **5.0%** |

1. Under current APRA guidelines as at 31 March 2004, hybrid securities eligible for inclusion as Tier 1 Capital are limited to 25% of the total non-hybrid Tier 1 Capital. As a result, only $288 million of the $295 million raised can be recognised as Tier 1 Capital. The remaining $7 million will be recognised as Tier 2 Capital.
2. In accordance with AASB 1044, provision for dividends on Ordinary Shares can only be recognised when declared. However, for capital adequacy purposes, expected dividends on Ordinary Shares are required to be deducted from capital. The expected dividend is adjusted for estimated dividend re-investment plan participation.
3. Investments (pre-acquisition retained profits) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 Capital.
4. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained profits) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 Capital.

## 5.10 CREDIT RATINGS

St.George and its subsidiaries have been rated on an interactive basis by Standard & Poor's Ratings Services and Moody's Investors Service. Those ratings (which are current at the date of this Prospectus) are as follows:

| Ratings | SAINTS | St.George |
|---|---|---|
| Standard & Poor's Ratings Services | BBB | A |
| Moody's Investors Service | Baa1 | A2 |

**5.10.1 SAINTS issue credit rating**
An issue credit rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's Ratings Services are generally considered in capital markets to be investment grade. **SAINTS have been assigned a 'BBB' rating by Standard & Poor's Ratings Services and are therefore investment grade.** An issue credit rating of 'BBB' describes an issue that exhibits adequate protection parameters.

Issues rated 'Baa3' or higher by Moody's Investors Service are generally considered in capital markets to be investment grade. **SAINTS have been assigned a 'Baa1' rating by Moody's Investors Service and are therefore investment grade.** An issue credit rating of 'Baa1' offers adequate financial security.

**5.10.2 Standard & Poor's Ratings Services counterparty credit ratings**
A counterparty credit rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations. The key Standard & Poor's Ratings Services counterparty credit ratings for St.George are:

- long-term – 'A' (Outlook Stable). An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong; and
- short-term – 'A-1'. A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's Ratings Services. The obligor's capacity to meet its financial commitment on the obligation is strong.

The ratings for 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's counterparty credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

**5.10.3 Moody's Investors Service credit ratings**
A long-term credit rating is a current opinion of the future ability of an issuer to repay its long-term debt obligations and the level of legal protection afforded to the holder of a specific security based on the security's specific terms.

A short-term rating is an opinion of the ability to honour senior financial obligations and contracts. Such obligations generally have a maturity not exceeding one year.

The key Moody's Investors Service credit ratings for St.George are:

- long-term – 'A2' (Outlook Stable). Issuers rated 'A' offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future; and
- short-term – 'P-1'. This describes issuers that have a superior ability for repayment of senior short-term debt obligations.

Moody's Investors Service applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer is in the higher end of its letter rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event). The outlook applied to St.George's long-term and short-term credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

Credit ratings are not market ratings, nor are they recommendations to buy, hold or sell securities (including SAINTS). Credit ratings are subject to revision or withdrawal at any time. As at the date of this Prospectus, St.George has not approached any other rating agency for an issue credit rating of SAINTS.

## 5.11 IMPACT OF IFRS ON ST.GEORGE'S BUSINESS

St.George will first report in compliance with IFRS for the six months to 31 March 2006. IFRS requires the restatement of comparative financial statements using all standards except IAS 32 "Financial Instruments: Disclosure and Presentation", IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 4 "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. Except for those standards

*retrospectively against opening retained profits at 1 October 2004.* Transitional adjustments for those standards where comparatives are not required will be made at 1 October 2005. Regulatory bodies that promulgate generally accepted accounting principles in Australia (Australian GAAP) and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to St.George's financial statements in the future. You should consult your own professional advisers for an understanding of the differences between Australian GAAP and IFRS.

All financial information disclosed in this Prospectus has been prepared in accordance with Australian GAAP. The differences between Australian GAAP and IFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of St.George are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The potential impacts on the financial performance and financial position of St.George of the adoption of IFRS, including system upgrades and other implementation costs that may be incurred, have not been quantified, as the actual impacts will depend on the particular circumstances prevailing at the time of adoption.

| Area and timing | Likely changes under IFRS | Accounting impact |
|---|---|---|
| **Hedging (from 1 October 2005)** | • All derivative contracts, whether used as hedging instruments or otherwise, will need to be carried at fair value on the balance sheet | • The application of hedge accounting will be subject to the satisfaction of strict criteria<br>• To the extent hedges are ineffective, such ineffectiveness must be reflected in net profit before tax<br>• Where ineffectiveness is sufficient to preclude the use of hedge accounting, significant volatility in net profit before tax is likely to result |
| **Loan provisioning (from 1 October 2005)** | • Financial assets will need to be assessed for impairment and if such an indication exists, a calculation performed to determine any impairment loss<br>• Impairment losses will be recognised when incurred and based upon discounted future expected cash flows | • Existing general provisions are likely to be reduced to reflect losses supportable under the IFRS incurred loss model |
| **Goodwill (from 1 October 2004)** | • Goodwill acquired in a business combination will not require amortisation, but instead be subject to impairment testing at least annually | • Goodwill will cease to be amortised for IFRS from 1 October 2004<br>• If there is any impairment, it will be recognised immediately as an expense |
| **Securitisation (from 1 October 2005)** | • New derecognition requirements for financial assets, including those transferred to a special purpose vehicle | • Existing special purpose vehicles may be consolidated<br>• New derecognition requirements may result in securitised assets being retained by the Bank |
| **Hybrid financial instruments (from 1 October 2005)** | • Reclassification of hybrid financial instruments as liabilities | • PRYMES and Depositary Capital Securities treated as primarily debt instead of equity<br>• Dividends payable on these instruments treated as interest |

| Area and timing | Likely changes under IFRS | Accounting impact |
|---|---|---|
| Share based payments (from 1 October 2004) | • Employee share and option schemes forming part of an employee's remuneration must be recognised as an expense | • St.George does not currently recognise an expense in relation to its employee share and option schemes<br>• These expenses will require recognition and amortisation over the relevant vesting periods |
| *Transaction fees and costs* (from 1 October 2005) | • *Requirement to recognise fees as* either an adjustment to yield or spread over the period of service | • *Yield related loan fee income* (net of incremental costs) must be deferred and recognised as a yield adjustment<br>• On transition, certain fees previously recognised as income will be deferred in the balance sheet with a corresponding adjustment to retained profits |
| *Income tax* (from 1 October 2004) | • *Adoption of balance sheet* approach required<br>• Tax accounting implications of IFRS adjustments | • *May lead to more deferred tax* assets and liabilities<br>• These tax effects will follow the underlying transaction and will be recognised in equity or as an income tax expense |

# 6. INVESTMENT RISKS

# 6. INVESTMENT RISKS



Before applying for SAINTS, potential investors should consider whether SAINTS are a suitable investment for them. Potential investors should be aware that there are risks associated with an investment in SAINTS, many of which are outside the control of St.George and its Directors. These risks include those set out below and other matters referred to in this Prospectus.

The risks to which SAINTS are subject can be categorised as:

- risks associated with investing in SAINTS; and
- risks associated with St.George and the banking industry generally.

The risks set out in this Section might, either individually or in combination, affect the future operating performance of St.George and the value of an investment in St.George. An investment in St.George should be considered in light of these risks, both general and specific. The summary of risks below is not exhaustive. You should read this Prospectus in its entirety and consult your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest in SAINTS.

## 6.1 RISKS ASSOCIATED WITH INVESTING IN SAINTS

### 6.1.1 Financial market conditions

The market price of SAINTS will fluctuate due to various factors, including investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, and factors that may affect St.George's financial position and earnings.

The market price of SAINTS may be more sensitive than that of Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market price of SAINTS and SAINTS could trade on ASX at a price below the Face Value. The Ordinary Shares held as a result of any conversion of SAINTS will, following conversion, rank equally with existing Ordinary Shares. Accordingly, their value after any conversion date will depend upon the market price of Ordinary Shares.

### 6.1.2 Liquidity

The market for SAINTS may be less liquid than the market for Ordinary Shares and it is possible that SAINTS may trade on ASX at a price below the Face Value.

Holders who wish to sell their SAINTS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for SAINTS.

### 6.1.3 Dividends

SAINTS are not debt instruments and Dividends are not the same as interest payments.

The payment of Dividends is subject to the following conditions:

- the Directors, at their discretion, declaring the Dividend to be payable;
- St.George having profits available for the payment
- the payment of the Dividend having the result that St.George and the consolidated Group will still comply with APRA's capital adequacy guidelines as they are applied at that time (unless APRA otherwise gives prior approval);
- the amount of the Dividend not exceeding the profits after tax of the consolidated Group (as disclosed in the latest publicly available financial results for the consolidated Group) for the immediately preceding Reporting Year less the aggregate amount of dividends paid by St.George in the period from the end of that Reporting Year up to the Record Date for the Dividend (unless APRA otherwise gives its prior approval); and
- APRA having not objected to the payment of the Dividend.

There is a risk that one or more of these conditions may not be satisfied and a Dividend may not be paid.

Dividends are non-cumulative, and therefore any Dividend which is not declared may not be made up in subsequent periods.

### 6.1.4 Exchange by St.George

St.George may Exchange all or some SAINTS under certain specified circumstances. If St.George is entitled to Exchange, it can select from a number of methods to effect the Exchange (see clause 3 of the Terms of Issue). One method of Exchange available to St.George is to convert SAINTS into Ordinary Shares as outlined in Section 2.3.4. Any Ordinary Shares held by Holders as a result of conversion of their SAINTS will have the same rights as other Ordinary Shares, which are different to the rights attached to SAINTS.

The number of additional Ordinary Shares issued on conversion will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately prior to the Exchange Date. The value of the additional Ordinary Shares issued on the Exchange Date may therefore be different to the value calculated through the 20 Business Day pricing period.

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued shares of St.George (Shareholding Limit). In accordance with sub-article 11(5) of the Constitution, a Holder's SAINTS may not be converted into Ordinary Shares if, in the Directors' opinion, the conversion of SAINTS held by that Holder will result in a person exceeding the Shareholding Limit. A potential investor who already holds Ordinary Shares should take care to ensure that their acquisition of SAINTS, if converted into Ordinary Shares, would not place them in breach of the Shareholding Limit.

If entitled to Exchange, St.George may have a number of different Exchange methods available from which to select. The method of Exchange chosen by St.George may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash in return for their SAINTS, and may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

### 6.1.5 Ranking

SAINTS are not debt instruments. If St.George is wound up, Holders will be entitled to a return of capital (not exceeding

Holders will rank ahead of Ordinary Shareholders and equally with PRYMES holders and Depositary Capital Securities holders in a winding up for a return of capital (not exceeding the Face Value) and any Dividends declared but unpaid. If there is a shortfall of funds on winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any dividends declared but unpaid.

St.George may issue other preference shares, including further SAINTS, which rank equally with or behind existing SAINTS.

#### 6.1.6 Credit rating

There is a risk that the credit ratings of SAINTS and St.George could be reviewed or downgraded, which may impact the market price and liquidity of SAINTS.

#### 6.1.7 Accounting classification

Changes to accounting standards that apply to St.George may impact upon the accounting treatment of SAINTS and consequently may impact the classification by APRA of SAINTS as Tier 1 Capital. APRA has approved the classification of SAINTS as Tier 1 Capital in accordance with AGN 111.1 - Tier 1 Capital and under existing Australian accounting standards.

Section 5.11 refers to the introduction of IFRS. A written accounting opinion has been obtained from KPMG to confirm that SAINTS should be classified as equity for accounting purposes following the introduction of the currently envisaged IFRS regime. However, there is a possibility that the final IFRS may differ from the currently envisaged regime. If SAINTS were reclassified as a liability as a result of the finalisation of IFRS, this would result in the reclassification of Dividends as an interest expense in arriving at the net profit or loss after tax attributable to Ordinary Shareholders on a consolidated basis.

#### 6.1.8 Regulatory classification

APRA has approved the classification of SAINTS as Tier 1 Capital. However, APRA is currently unable to approve classification of SAINTS as equity under the proposed IFRS. If APRA subsequently determines that SAINTS do not constitute Tier 1 Capital, then this would likely constitute a Regulatory Event under the Terms of Issue, which would allow St.George to require Exchange (see Section 2.3.3, and clause 3.1 of the Terms of Issue).

#### 6.1.9 Australian taxation considerations

A general outline of the taxation consequences of investing in SAINTS for certain potential investors who are Australian residents for tax purposes is set out in Section 7. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor. Accordingly, potential investors should seek independent advice concerning their own individual taxation position. If a change is made to the Australian tax system and that change materially increases the net cost to St.George of having SAINTS on issue, St.George is entitled to Exchange SAINTS (see Section 2.3.3 and clause 3.1 of the Terms of Issue).

St.George has applied for a private ruling from the ATO for confirmation that SAINTS will be treated as equity interests for taxation purposes and hence able to pay franked [illegible] of this Prospectus, St.George

not allow SAINTS to be treated as equity interests for taxation purposes or imputation benefits are denied to Holders or franking debits are posted to St.George's franking account, then this would likely constitute a Tax Event under the Terms of Issue, which would allow St.George to require Exchange of SAINTS.

St.George has received advice from Greenwoods & Freehills Pty Limited that SAINTS are likely to be treated as equity interests for taxation purposes. See Section 7 for further details.

#### 6.1.10 Franking

St.George expects the Dividends paid on SAINTS to be fully franked. However, there is no guarantee that St.George will have sufficient franking credits in the future to fully frank Dividends.

If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George differs to the Australian corporate tax rate on the Allotment Date, the Dividend will be adjusted downwards or upwards accordingly.

Where a Dividend is not fully franked, St.George will increase the Dividend to compensate Holders for the unfranked component. Should a Dividend not be fully franked and St.George does not so increase the Dividend, then St.George will be restricted in payment of dividends and distributions of capital on securities ranking equally with or below SAINTS as described in clause 2.9 of the Terms of Issue.

## 6.2 RISKS ASSOCIATED WITH ST.GEORGE AND THE BANKING INDUSTRY GENERALLY

#### 6.2.1 General business risks

The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those that encompass a broad range of economic and commercial risks. However, the most common risks that are actively managed by St.George are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer loss from:

- **credit risk**
  A debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange.

- **liquidity risk**
  The inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

- **market risk**
  Generally for St.George, this involves funding risk and interest rate risk. Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability. Interest rate risk arises from a variety

periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George.

- **operational risk**
  The daily operations of St.George that may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 38 and 39 of St.George's 2003 Concise Annual Report set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, market risk, liquidity risk and operational risk.

**6.2.2 Changes in economic conditions**

The financial performance of St.George could be affected by changes in economic conditions in Australia. This includes changes in:

- inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;
- employment levels and labour costs, which will affect the cost structure of St.George;
- aggregate investment and economic output;
- other economic conditions, which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio; and
- housing prices and demand for housing loans which could reduce St.George's loan receivables and net interest income.

Global economic factors and geo-political instability can also affect economic conditions in Australia and therefore affect the financial performance of St.George.

**6.2.3 Changes in investment markets**

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its operations and investments held in financial services and associated businesses.

**6.2.4 Changes in regulatory and legal environment**

St.George's business is subject to substantial regulatory and legal oversight. In particular, the Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required, among other things, to meet minimum capital requirements within these operations. APRA is currently analysing potential changes to its capital adequacy guidelines as a result of the Basel II Capital Accords. Under these changes, which are expected to become operational from 1 January 2007, capital adequacy way to that which is used currently. The consequences of these potential changes for St.George are still unclear. However, such changes in the regulatory regimes under which St.George operates may have a significant effect on the financial performance and capital requirements of St.George.

Failure to comply with legal and regulatory requirements may have a material adverse effect on St.George and its reputation among customers and regulators and in the market. Future regulatory and legal developments affecting the financial services industry may also have a material adverse effect on St.George.

In addition to regulatory and taxation risks associated with an investment in SAINTS, potential changes to the Australian and international regulatory environment may have a material adverse effect on St.George. These risks include changes to:

- accounting standards;
- taxation laws; and
- prudential regulatory requirements, particularly those administered by APRA.

**6.2.5 Changes in government policy**

St.George may be affected by changes in government policy or legislation applying to companies in the financial services industry. For example, a proposed change to taxation treatment of any of St.George's subsidiary companies may impact the after tax earnings of St.George.

**6.2.6 Competition in the financial services industry**

The financial services industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services. The effect of competitive market conditions may adversely impact on the earnings and assets of St.George.

**6.2.7 Changes in technology**

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

**6.2.8 Operations**

Whilst St.George has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputational risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk, and external events.

**The above summary is not exhaustive. Potential investors should read this Prospectus in its entirety and consult their stockbroker, solicitor, accountant or other professional**

# 7.

# 7. TAXATION IMPLICATIONS FOR INVESTORS

## 7.1 INTRODUCTION

The following is a summary of the Australian income tax and capital gains tax (CGT) consequences for potential investors who are Australian residents for taxation purposes and who are individuals, companies or complying superannuation entities and subscribe for and hold SAINTS on capital account ("Holders" for the purpose of the following discussion in this Section). Tax considerations which may arise for those investors who are in the business of share trading, dealing in securities or otherwise hold SAINTS on revenue account have not been considered in this tax summary.

This summary is based on the income tax law and administrative practice currently in force as at the date of this Prospectus. It is necessarily general in nature and is not intended to be definitive advice to Holders. Accordingly, each Holder should seek their own tax advice that is specific to their particular circumstances.

St.George has applied for a class ruling from the ATO for confirmation of the tax consequences for Holders as discussed in this summary.

Unless the context indicates otherwise, all capitalised terms bear the same meaning as those contained in the Glossary of terms and Terms of Issue of this Prospectus.

## 7.2 TAXATION OF DIVIDENDS

SAINTS are properly classified as equity interests in St.George rather than debt interests for tax purposes.

Accordingly, the Dividends on SAINTS should be frankable distributions for taxation purposes provided that certain requirements are satisfied.

It is expected that St.George will only pay fully franked Dividends on SAINTS to the extent of the available franking credits in St.George's franking account. Accordingly, unless a Holder is not a Qualified Person (refer to Section 7.3), all Holders should include in their assessable income the amount of the fully franked Dividends, grossed up for the franking credits attached to the Dividends on SAINTS.

The Holders may qualify for the tax offset (equivalent to the franking credits attached to the Dividends) against their income tax liability for the relevant income year provided the Holders are Qualified Persons (refer to Section 7.3).

To the extent the tax offset attributable to the franking credit on a Dividend exceeds the amount of a Holder's income tax liability for an income year, the excess franking credit may be refunded to a Holder who is an individual investor or an individual beneficiary of a trust, the trustee of which is a Holder or a complying superannuation entity.

## 7.3 QUALIFICATION FOR FRANKING CREDITS

Certain imputation measures contained in the Tax Act provide that a shareholder is not required to include the grossed up amount of the franking credits in its assessable income and is not entitled to the tax offset unless the shareholder is a Qualified Person in relation to the dividend.

A shareholder is a Qualified Person if it satisfies the Holding Period Rule and Related Payment Rule. An individual shareholder is automatically taken to be a Qualified Person in relation to the Holding Period Rule for the dividends paid on shares if the total amount of the tax offsets to which the shareholder would be entitled in an income year is $5,000 or less. This is referred to as the Small Shareholder Test.

In terms of the Holding Period Rule, a Holder must have held SAINTS 'at risk' for a continuous period of at least 90 days (excluding the days of acquisition and disposal) within a period beginning on the day after the date on which the Holder acquired SAINTS and ending on the 90th day after the date on which SAINTS became ex-Dividend.

The Holder would be 'at risk' in relation to SAINTS provided that any of the arrangements it enters into does not result in materially reduced risks of loss or opportunities for gain in relation to SAINTS.

Under the Related Payments Rule, a Holder who is obliged to make a related payment (essentially a payment passing on the benefit of the Dividend) in respect of a Dividend must hold SAINTS 'at risk' for at least 90 days (not including the days of acquisition and disposal) within the period beginning 90 days before and ending 90 days after SAINTS became ex-Dividend.

The exemption from the Holding Period Rule (i.e. the Small Shareholder Test) does not apply to the Related Payments Rule.

Although certain recent changes to the tax law have affected the applicability of these rules, the Australian Government has indicated in a Press Release dated 27 September 2002 that it intends to amend the law to ensure these rules continue to apply.

## 7.4 CGT CONSEQUENCES ON DISPOSAL OF SAINTS

### 7.4.1 Sale of SAINTS

A Holder may have a capital gain or capital loss on the sale of SAINTS.

To the extent that the capital proceeds received by a Holder on the sale of SAINTS exceeds the cost base of SAINTS, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss will arise on a sale of SAINTS equal to the amount by which the sale proceeds is less than the reduced cost base of SAINTS.

The cost base or reduced cost base of SAINTS respectively should include the amount paid to acquire SAINTS (when issued by St.George or purchased on-market) as well as the incidental costs (e.g. broker fees and stamp duty costs) associated with the acquisition and disposal of SAINTS.

If SAINTS have been owned for at least 12 months prior to the sale, a Holder may be entitled to receive CGT discount treatment in respect of any gain arising on disposal of SAINTS. The discount percentage is applied to the amount of the capital gain after offsetting any current year or carried forward capital losses (although there are special rules for trusts). The discount percentage is 50% for Holders who are individuals or individual beneficiaries of a trust, the trustee of which is a Holder and 33⅓% for Holders who are complying superannuation entities. Companies do not qualify for CGT discount treatment.

Holders who dispose of their SAINTS within 12 months of acquiring them will not receive CGT discount treatment.

**7.4.2 Redemption or cancellation of SAINTS**

St.George may determine to redeem or cancel SAINTS for an amount equal to the Face Value.

To the extent to which the redemption or cancellation proceeds paid by St.George are debited against an amount standing to the credit of the share capital account of St.George, the redemption or cancellation proceeds should not be treated as a dividend.

However, to the extent to which the redemption or cancellation proceeds paid by St.George are funded out of an account other than St.George's share capital account, that amount will be an assessable dividend in the hands of a Holder.

A redemption or cancellation of SAINTS will constitute a disposal of SAINTS for CGT purposes. Accordingly, a Holder may derive a capital gain or a capital loss on such disposal to the extent to which the disposal proceeds are greater than the cost base or less than the reduced cost base of SAINTS respectively.

The cost base (or reduced cost base) of SAINTS for these purposes would include the amount paid by a Holder to acquire SAINTS plus the incidental costs associated with the acquisition and disposal of SAINTS.

The amount of the capital gain resulting from a redemption or cancellation of SAINTS would be reduced (but not below zero) to the extent that the whole or part of the redemption or cancellation proceeds is treated as a dividend. A Holder may be entitled to CGT discount treatment in respect of any resulting capital gain in the same manner as discussed in Section 7.4.1.

**7.4.3 Buy-back of SAINTS**

St.George may choose to buy back SAINTS by giving an appropriate Exchange Notice to Holders.

For tax purposes, such an event would give rise to income tax and CGT consequences for the Holders similar to those described in relation to the redemption or cancellation of SAINTS. However, depending on the terms of the buy-back and how much of the proceeds is debited to St.George's share capital account, the calculation of the capital gain or capital loss arising would be different.

**7.4.4 Conversion of SAINTS**

If St.George issues an Exchange Notice and elects to convert SAINTS into Ordinary Shares, one SAINTS will convert into one Ordinary Share. The conversion of SAINTS is expressed to not constitute a redemption or cancellation of SAINTS or an issue, allotment or creation of a new share (other than the new Ordinary Shares issued). Instead, the conversion involves changing the rights attached to SAINTS.

In taxation ruling TR 94/30, the Commissioner of Taxation has expressed a view that the variation of rights attaching to a share does not result in either a full or partial disposal of an asset for CGT purposes unless there is a redemption or cancellation of the share. Accordingly, the conversion of SAINTS to Ordinary Shares should not result in either a full or partial disposal of SAINTS by Holders for CGT purposes.

## 7.5 NEW ORDINARY SHARES

Following the conversion of SAINTS into Ordinary Shares, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the conversion formula that is set out in clause 3.4 of the Terms of Issue.

The issue of the new Ordinary Shares to a Holder will not be taken to be an assessable dividend in the hands of the Holder.

The new Ordinary Shares will be CGT assets for CGT purposes. The cost base (or reduced cost base) of a new Ordinary Share will be determined by spreading the cost base (or reduced cost base) of the original SAINTS across the original SAINTS and all of the new Ordinary Shares issued on conversion.

Further, for CGT purposes, the new Ordinary Shares will be taken to have been acquired by a Holder at the time the original SAINTS to which the new Ordinary Shares are attributable were acquired by the Holder.

A subsequent sale of the Ordinary Shares (being the new Ordinary Shares and SAINTS that have been converted into Ordinary Shares) may give rise to a capital gain or capital loss to a Holder. The amount of the capital gain would equal the excess of the sale proceeds over the cost base of the Ordinary Shares determined in the manner discussed above. Conversely, a capital loss will arise on a sale of the Ordinary Shares equal to the amount by which the sale proceeds are less than the reduced cost base of the Ordinary Shares.

The availability of CGT discount treatment to Holders discussed in Section 7.4.1 in the context of a sale of SAINTS, applies equally here.

# 8. ADDITIONAL INFORMATION

# 8. ADDITIONAL INFORMATION

## 8.1 TERMS OF ISSUE

The rights attaching to SAINTS will be governed by the Constitution and the Terms of Issue set out in Appendix A.

## 8.2 RIGHTS ATTACHING TO ORDINARY SHARES

St.George may convert SAINTS into Ordinary Shares in the circumstances set out in the Terms of Issue. The main rights attaching to Ordinary Shares are to:

(a) vote at meetings of Ordinary Shareholders on the basis of one vote per fully paid share on a poll;

(b) receive dividends declared from time to time in proportion to the capital paid up on the shares they hold (subject to the rights of holders of shares carrying preferred rights);

(c) receive information required to be distributed under the Corporations Act and ASX Listing Rules (e.g. annual reports); and

(d) participate in a surplus of assets or profits on a winding up of St.George in proportion to the capital paid up on the shares at the commencement of the winding up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's registered office on request. The Constitution also includes provisions on the winding up of St.George and a limitation on Ordinary Share ownership.

### 8.2.1 Winding up of St.George

Article 115 of the Constitution provides that if St.George is wound up and its assets are insufficient to discharge its liabilities in the winding up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held. No holder of St.George shares is required to contribute more than the amount unpaid, if any, on any share held by that person. As all SAINTS issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding up.

### 8.2.2 Limitation on Ordinary Share ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to no more than 10% of the issued shares of St.George.

In addition, the Financial Sector (Shareholdings) Act 1998 (Cth) restricts ownership by people (together with their associates) of an Australian bank, such as St.George, to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

## 8.3 SUMMARY OF OFFER - MANAGEMENT AGREEMENT

St.George entered into the Offer Management Agreement with the Joint Lead Managers on 2 July 2004. Under the Offer Management Agreement, the Joint Lead Managers have agreed to manage and market the Offer, including the Bookbuild, and to provide settlement support in relation to obligations of Applicants under the Bookbuild who are allocated SAINTS. The Joint Lead Managers may appoint Co-Managers to the Offer with the approval of St.George.

### 8.3.1 Fees

The Joint Lead Managers are entitled to receive a fee of up to 1.75% of the Face Value per SAINTS (excluding GST) on SAINTS issued under the Offer. However, no fee is payable to a Joint Lead Manager which terminates its obligations under the Offer Management Agreement. If the remaining Joint Lead Manager takes up all of the rights and obligations of the terminating Joint Lead Manager, the remaining Joint Lead Manager is entitled to the entire fee. If the remaining Joint Lead Manager does not take up all of the rights and obligations of the terminating Joint Lead Manager, the remaining Joint Lead Manager is only entitled to half of the entire fee.

St.George must pay stamp duty in relation to the Offer Management Agreement or the Offer and incidental costs and expenses of the Offer.

### 8.3.2 Undertakings by St.George

St.George gives a number of undertakings under the Offer Management Agreement, including in relation to the conduct of the Offer, the accuracy of this Prospectus and compliance by St.George with applicable laws. St.George also gives an undertaking that it will not, without the prior written consent of the Joint Lead Managers, issue, or announce an issue of any equity securities, equity-linked securities, hybrid or preference securities, subordinated debt with Tier 1 or Tier 2 Capital status, or any securities convertible into SAINTS or any of the above, for a period of 90 days following the announcement of the Offer, other than issues under the Offer, an employee share or option plan, bonus plan, top up plan, dividend reinvestment plan or under the terms of issue of securities or financial products on issue on the date of the Offer Management Agreement.

### 8.3.3 Termination

The Joint Lead Managers may terminate the Offer Management Agreement by notice to St.George if any of the events summarised below occurs:

(a) a statement in this Prospectus is or becomes misleading or deceptive in a material respect, or a material matter is omitted from this Prospectus;

(b) this Prospectus, or any aspect of the Offer, does not comply in all material respects with all applicable laws;

(c) at any time following successful completion of the Bookbuild, the UBS Composite Bond Index (All Maturities) is at any time at a level which is 4% or more below its

closing level as at the close of trading on the date immediately prior to the date of successful completion of the Bookbuild;

(d) the credit rating assigned to St.George or SAINTS as at 2 July 2004 by Standard & Poor's Ratings Services or Moody's Investors Service is downgraded, withdrawn or placed on negative outlook or credit watch negative;

(e) approval is refused or not granted, other than subject to customary conditions, to the official quotation of all SAINTS on ASX before the Allotment Date or, if granted, such approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;

(f) any of the following notifications are made:
  (i) ASIC issues a stop order;
  (ii) ASIC issues an interim stop order that is not revoked within two days;
  (iii) ASIC makes an application for an order under Part 9.5 of the Corporations Act in relation to this Prospectus or commences any investigation or hearing under the Australian Securities and Investments Commission Act 1989 (Cth) in relation to this Prospectus; or
  (iv) any person withdraws their consent to being named in this Prospectus;

(g) St.George withdraws this Prospectus or the Offer;

(h) there is a change in tax law or policy, or prior to the Allotment Date the ATO states or indicates that it is likely that it will not issue a tax ruling in respect of SAINTS materially in the form requested by St.George, which events in the opinion of the Joint Lead Managers, based upon advice of a suitably qualified professional adviser, materially adversely affects or would so affect St.George, the Group, SAINTS or the transfer of SAINTS;

(i) subject to certain notice requirements, a Joint Lead Manager terminates the Offer Management Agreement; or

(j) after the successful completion of the Bookbuild:
  (i) there is a suspension or material limitation in trading in securities generally on ASX, the New York Stock Exchange and/or the London Stock Exchange;
  (ii) there is a suspension or material limitation in trading in St.George's securities on ASX (other than in connection with the Bookbuild);
  (iii) a general moratorium on commercial banking activities in Australia, New York or London is declared by the relevant authorities, or there is a material disruption in commercial banking, securities settlement or clearance services in those places;
  (iv) there is an outbreak or major escalation of hostilities involving any one or more of Australia, the United States, the United Kingdom, Hong Kong, China, any member of the European Union, Japan or Singapore, or the declaration by any of those countries of a national emergency or war, or a major terrorist attack is perpetrated on any of those countries; or
  (v) the occurrence of any calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in Australia, the United States, the United Kingdom or elsewhere,

which in the case of the events set out in paragraphs (iv) or (v), in the reasonable judgment of the Joint Lead Manager seeking to terminate, makes it impracticable or inadvisable to proceed with the Offer or the delivery of SAINTS on the Allotment Date.

In addition to the above, a Joint Lead Manager may terminate its obligations under the Offer Management Agreement by notice to St.George if any of the events summarised below occurs provided that the Joint Lead Manager has reasonable and bona fide grounds to believe and does believe that the event has or is likely to have a material adverse effect on the success or settlement of the Offer or, where the event occurs after successful completion of the Bookbuild, on the performance of the secondary market trading of SAINTS within the first month of trading following quotation of SAINTS, or would give rise to a material liability of the Joint Lead Manager under any law:

(a) there is an actual adverse effect on the financial condition, earnings, business affairs or business prospects, results of operations or general affairs of the Group from that disclosed in this Prospectus;

(b) any government agency commences any public action against St.George or announces its intention to do so;

(c) there is a contravention by St.George or any of its subsidiaries of the Corporations Act, its Constitution or ASX Listing Rules;

(d) there occurs a new circumstance that has arisen since this Prospectus was lodged with ASIC that would have been required to be included in the Prospectus;

(e) the due diligence report or any other information supplied by or on behalf of St.George to the Joint Lead Managers in relation to St.George or any of its subsidiaries or the Offer is misleading or deceptive;

(f) any person gives a notice that they have become aware that a material statement in this Prospectus is misleading or deceptive, there is a material omission from this Prospectus or a material new circumstance has arisen;

(g) St.George fails to perform any of its obligations under the Offer Management Agreement;

(h) a representation or warranty in the Offer Management Agreement given by St.George is not true or correct;

(i) a new law is introduced or proposed, or the Reserve Bank of Australia or any federal or state authority of Australia adopts or announces a proposal to adopt a new policy which does or is likely to prohibit or regulate the Offer, capital issues or stock markets; or

(j) a Director is charged with an indictable offence relating to any financial or corporate matter, any government agency commences any public action against any Directors in their capacity as such, or a Director is disqualified from managing a corporation.

If termination is due to the events set out above, St.George is discharged from its obligation to pay any fees under the Offer Management Agreement to the terminating Joint Lead Manager.

## 8.4 OFFER RESTRICTIONS

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S under the US Securities Act). SAINTS have not been, and will not be, registered under the US Securities Act.

Therefore, SAINTS may not be offered or sold, directly or indirectly in the US, or to, or for the account or benefit of, US Persons. Accordingly, the Offer is not being made in the US or to any US person. Neither this Prospectus nor the Application Form will be sent to the US or to a US Person.

By submitting an Application Form, each Applicant will be deemed to have:

(a) acknowledged that SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the US or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and

(b) represented, warranted and agreed as follows:
  (i) they are not in the US or a US Person and are not acting for the account or benefit of a US Person; and
  (ii) they are not engaged in the business of distributing securities, or, if they are, they will not offer, sell or resell in the US or to any US Person:
    - any SAINTS they acquire pursuant to the Offer; or
    - any SAINTS they acquire other than pursuant to the Offer (excluding SAINTS purchased by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the US).

Any person who is in the US, is a US Person, or does not make the representation and warranty set out above is not entitled to acquire any SAINTS.

Until 40 days after the commencement of the Offer, any offer or sale of SAINTS in the US or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act.

Insofar as persons in the United Kingdom are concerned, this communication is directed only at persons who:

(ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (UK), (all such persons together being referred to as "relevant persons").

This communication must not be acted on or relied on by any persons who are not relevant persons. Insofar as persons in the United Kingdom are concerned, any investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

No action has been taken in any jurisdiction outside Australia to permit the offer of SAINTS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with SAINTS.

## 8.5 CONSENTS

None of the persons referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these persons, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements made in or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that person as specified below:

- Allens Arthur Robinson has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Allens Arthur Robinson takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Allens Arthur Robinson does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Allens Arthur Robinson, other than this paragraph and the reference to it in the Corporate Directory;
- Computershare Investor Services Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Computershare Investor Services Pty Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Computershare Investor Services Pty Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Computershare Investor Services Pty Limited, other than this paragraph and the reference to it in the Corporate Directory;
- Goldman Sachs JBWere Pty Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Goldman Sachs JBWere Pty Ltd takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Goldman Sachs JBWere Pty Ltd does

Sachs JBWere Pty Ltd, other than this paragraph and the reference to it in the Corporate Directory;

- Greenwoods & Freehills Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of the description in Section 7, which was prepared by it, and to be named in this Prospectus in the form and context in which it is named. Greenwoods & Freehills Pty Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Greenwoods & Freehills Pty Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Greenwoods & Freehills Pty Limited, other than the description in Section 7, this paragraph and the reference to it in the Corporate Directory;
- JPMorgan Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. JPMorgan Australia Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. JPMorgan Australia Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by JPMorgan Australia Limited, other than this paragraph and the reference to it in the Corporate Directory;
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of a summary of its advice regarding the impact of IFRS on St.George and SAINTS in Sections 2.4.5, 5.11 and 6.1.7, and to be named in this Prospectus in the form and context in which it is named. KPMG takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. KPMG does not make any statement in this Prospectus nor is there any statement said to be based on a statement by KPMG, other than its summary of IFRS implications for St.George and SAINTS in Sections 2.4.5, 5.11 and 6.1.7, this paragraph, and the reference to it in the Corporate Directory;
- Macquarie Equities Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Macquarie Equities Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Macquarie Equities Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Macquarie Equities Limited, other than this paragraph and the reference to it in the Corporate Directory;
- Ord Minnett Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Ord Minnett Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Ord Minnett Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Ord Minnett Limited, other than this paragraph and the reference to it in the Corporate Directory;
- Standard & Poor's Ratings Services has given and has withdrawn its written consent to the statements in Sections 5.10.1 and 5.10.2 and to be named in this Prospectus in the form and context in which it is named. Standard & Poor's Ratings Services takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Standard & Poor's Ratings Services does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Standard & Poor's Ratings Services, other than the statements in Sections 5.10.1 and 5.10.2, and this paragraph; and
- UBS Private Clients Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. UBS Private Clients Australia Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. UBS Private Clients Australia Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by UBS Private Clients Australia Limited, other than this paragraph and the reference to it in the Corporate Directory.

Moody's Investors Service has not consented to its ratings being included in this Prospectus in the form and context in which they appear (see Sections 5.10.1 and 5.10.3), and accordingly it is not liable for its ratings under section 729 of the Corporations Act. However, ASIC has granted an exemption from section 716(2) of the Corporations Act to permit St.George to name Moody's Investors Service in this Prospectus, and its public ratings of SAINTS and St.George to be included, without obtaining its written consent.

## 8.6 INTERESTS OF ADVISERS

- Allens Arthur Robinson has acted as solicitors to St.George in connection with this Prospectus and the Offer. St.George estimates that it will pay approximately $300,000 (excluding disbursements and GST) to Allens Arthur Robinson for the work that has been done up to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges;
- Computershare Investor Services Pty Limited has performed work in its capacity as St.George's Share Registry in relation to the Offer. Computershare Investor Services Pty Limited will receive a fee for providing this service;
- Goldman Sachs JBWere Pty Ltd has acted as Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 8.3;
- Greenwoods & Freehills Pty Limited has provided tax advice in relation to the Offer. St.George estimates that it will pay approximately $60,000 (excluding disbursements and GST) to Greenwoods & Freehills Pty Limited for this work. Further amounts may be paid to Greenwoods & Freehills Pty Limited in accordance with its normal time based charges;
- JPMorgan Australia Limited has acted as Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer

- KPMG has performed work in relation to the due diligence enquiries on financial matters relating to the Offer. St.George estimates that it will pay approximately $70,000 (excluding disbursements and GST) to KPMG for this work. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Macquarie Equities Limited, Ord Minnett Limited, St.George Private Bank (which is a registered business name of St.George) and UBS Private Clients Australia Limited are acting as Co-Managers to the Offer. The Joint Lead Managers will be responsible for fees payable to each Co-Manager, which will be up to 1.00% (inclusive of GST) of the Face Value of all SAINTS allocated to that Co-Manager.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- neither of the Joint Lead Managers to the Offer; and
- no financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons in connection with the formation or promotion of St.George or the Offer.

## 8.7 EXPENSES OF THE OFFER

If the Offer proceeds, the total estimated costs of the Offer, including advisory, legal, accounting, tax, listing and administrative fees, as well as printing, advertising and other expenses are, at the date of the Prospectus, estimated to be approximately $5 million and will be paid by St.George.

## 8.8 DIRECTORS' INTERESTS

No Director or proposed Director holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify them as, a Director; and
- for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

On 31 May 2004, the Chairman of St.George, Mr Frank Conroy, announced that he will retire from the St.George Board at the conclusion of St.George's Annual General Meeting in December 2004. Searches are underway for the appointment of two new Directors, one for the position of Chairman and one to fill the vacancy caused by the retirement in 2003 of St.George's Deputy Chairman.

**Directors' shareholdings**

The relevant interest of each Director in the share capital of St.George as at 1 June 2004 is as follows:

| Director | Fully paid Ordinary Shares | PRYMES | Options granted over Ordinary Shares |
|---|---|---|---|
| F J Conroy | 14,364 | 63 | – |
| G P Kelly | 25,000 | – | 1,000,000 |
| L F Bleasel | 39,628 | 427 | – |
| J S Curtis | 18,166 | – | – |
| P D R Isherwood | 24,616 | – | – |
| L B Nicholls | 3,604 | – | – |
| G J Reaney | 42,388 | – | – |
| J M Thame | 150,000 | 63 | – |

**Directors' interests in registered schemes**

Details of the interests held by Directors in registered schemes offered by the Group at the date of this Prospectus are as follows:

| Director | Name of registered scheme | Units held |
|---|---|---|
| J M Thame | Advance Imputation Fund | 27,981 |

## 8.9 AVAILABILITY OF DOCUMENTS LODGED WITH ASIC

St.George is required to prepare and lodge with ASIC both yearly and half yearly financial statements, accompanied by Directors' statements and reports, with audit or review reports. Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office or on St.George's web site at www.stgeorge.com.au.

## 8.10 ASX WAIVERS

St.George has been granted a waiver from ASX Listing Rule 10.11 to permit Directors and their related parties to be issued SAINTS under this Prospectus without shareholder approval, provided that:

- all the Directors (and their related parties) combined are restricted to applying for no more than $600,000 worth of SAINTS in total and they otherwise participate in the Offer on the same terms as other investors; and
- St.George makes a release to the market advising that ASX has granted a waiver from ASX Listing Rule 10.11 that allows all the Directors (and their related parties) to participate in the issue of SAINTS provided that the extent of the participation of all of them (and their related parties) combined is limited to that number of SAINTS having a total Face Value of no more than $600,000, without obtaining shareholder approval for the issue.

St.George has also obtained confirmation from ASX that:

- ASX considers that the Terms of Issue are appropriate and equitable for the purpose of ASX Listing Rule 6.1;
- ASX Listing Rule 6.10 does not apply to the Terms of Issue which provide for St.George to change the date and rate of distributions of SAINTS;
- ASX Listing Rule 6.12 does not apply to the Terms of Issue which provide for the redemption, buy-back, cancellation or conversion of SAINTS; and
- for the purpose of ASX Listing Rule 7.1.4, ASX has no objections to the conversion rate of SAINTS to Ordinary Shares being calculated based on the market price of Ordinary Shares on the Allotment Date.

## 8.11 ASIC RELIEF

St.George has obtained ASIC relief in respect of the operation of section 716(2) of the Corporations Act to permit the inclusion in this Prospectus of credit ratings announced by Moody's Investors Service without its consent.

## 8.12 ELECTRONIC PROSPECTUS

This Prospectus is available in electronic form on the St.George web site at www.stgeorge.com.au. The Offer constituted by this Prospectus in electronic form is available to persons receiving this Prospectus in electronic form within Australia. Applicants using the Application Form attached to the electronic version of this Prospectus must be resident in and located in Australia. A paper copy of this Prospectus is available free of charge by calling the St.George InfoLine on 1800 804 457.

Persons who receive the electronic version of this Prospectus should ensure that they download and read the Prospectus in its entirety.

An Application can be made by completing and lodging a paper copy of the Application Form attached to or accompanying this Prospectus, or by printing a copy of the Application Form from the electronic version of this Prospectus. Applications cannot be made online. The Application Form must be completed in accordance with the instructions set out in the Application Form.

The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

## 8.13 AUTHORISATION OF THIS PROSPECTUS

Each Director has consented to the lodgement of this Prospectus with ASIC as required by section 720 of the Corporations Act.

**Frank J Conroy**

Chairman
St.George Bank Limited

FILE NO. 82-3809

# APPENDIX A.

# APPENDIX A. TERMS OF ISSUE

**FILE NO. 82-3809**

**A reference to $ or cents in these Terms of Issue is a reference to Australian currency. A reference to time in these Terms of Issue is a reference to Sydney, New South Wales, Australia time. References to clauses are to clauses within these Terms of Issue.**

## 1 FACE VALUE

Each SAINTS will be issued by St.George as fully paid at an issue price of $100 (Face Value).

## 2 DIVIDENDS

**2.1 Dividend**

Subject to these terms, the Holder on the relevant Record Date of each SAINTS is entitled to receive on each relevant Dividend Payment Date a dividend (Dividend) calculated in accordance with the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

**N** is the number of days from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date; and

**Dividend Rate** expressed as a percentage per annum, is calculated in accordance with the following formula:

$$(\text{Market Rate} + \text{Margin}) \times (1 - T)$$

where:

**Market Rate** means the Bank Bill Swap Rate for 90 day bills applying on the first Business Day of each Dividend Period expressed as a percentage per annum; and

Margin expressed as a percentage per annum is:

(a) for the period up to the Increased Margin Date, the rate determined under the Bookbuild; and

(b) for the period on or after the Increased Margin Date, the rate determined under the Bookbuild plus 1.00%; and

**T** means the Australian corporate tax rate applicable on the Allotment Date, expressed as a decimal, and which will be taken to be 0.30.

**2.2 Franking adjustment**

(a) If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked (Ti) differs from the Australian corporate tax rate on the Allotment Date (T), the Dividend will be adjusted in accordance with the following formula (rounded to the nearest four

$$\text{Dividend} \times \frac{(1-Ti)}{(1-T)}$$

where:

**Dividend** is the amount calculated under clause 2.1;

**Ti** is the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked, expressed as a decimal; and

**T** means the Australian corporate tax rate applicable on the Allotment Date, expressed as a decimal, and which will be taken to be 0.30.

(b) If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that part), the Dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1-[Ti \times (1-F)]}$$

where:

**D** is the Dividend calculated under clause 2.2(a) or clause 2.1 where there has been no application of clause 2.2(a);

**Ti** has the same meaning as in clause 2.2(a); and

**F** is the applicable Franking Rate.

**2.3 Payment of Dividend**

The payment of a Dividend and any Optional Dividend is subject to:

(a) the Directors, at their sole discretion, declaring the Dividend or Optional Dividend to be payable;

(b) St.George having profits available for the payment of a Dividend or an Optional Dividend;

(c) such payment not resulting in the Total Capital Ratio or the Tier 1 Capital Ratio of St.George (on a Level 1 basis) or of the consolidated Group (on a Level 2 basis) not complying with APRA's then current capital adequacy guidelines as they are applied to St.George or the consolidated Group (as the case may be) at the time, unless APRA otherwise gives its prior approval;

(d) the amount of the Dividend or Optional Dividend not exceeding the profits after tax of the consolidated Group (as disclosed in the latest publicly available financial results for the consolidated Group) for the immediately preceding Reporting Year less the aggregate amount of dividends paid by St.George in the period from the end of that Reporting Year up to the Record Date for the Dividend or Optional Dividend, unless APRA otherwise gives its prior approval; and

Dividends and Optional Dividends shall be paid by cheque, direct credit or such other means as authorised by the Directors.

**2.4 Non-cumulative Dividends**
Dividends are non-cumulative. If all or part of a Dividend is not paid because of the provisions of clause 2.3 or because of any applicable law, St.George has no liability to pay such Dividend and, notwithstanding St.George's absolute discretion (subject to APRA's prior approval) to pay an Optional Dividend under clause 2.9(d) or 2.9(e), the Holder has no claim in respect of such non-payment. No interest accrues on any unpaid Dividends or Optional Dividends, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividends or Optional Dividends.

**2.5 Rounding of Dividends**
All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of SAINTS, any fraction of a cent will be disregarded.

**2.6 Dividend Payment Dates**
Subject to this clause 2, Dividends will be payable on SAINTS in arrears on 20 November 2004 and thereafter on each 20 February, 20 May, 20 August and 20 November until SAINTS are converted, redeemed, bought back or cancelled on the Exchange Date in which case a Dividend will be payable on the Exchange Date.

**2.7 Record Dates**
A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

**2.8 Withholding obligations**
St.George will be entitled to deduct from any Dividend or Optional Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by St.George to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by St.George. St.George will pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment.

**2.9 Restrictions in case of non-payment**
If, for any reason, a Dividend has not been declared or a Dividend that has been declared has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, St.George must not without approval of a Special Resolution passed at a separate meeting of Holders:

(a) declare or pay a dividend or make any distribution on any share capital of St.George over which SAINTS rank in priority for participation in profits; or

(b) declare or pay a dividend or make any distribution on SAINTS or on any share capital of St.George which ranks by legal or stated terms equal with SAINTS for participation in profits (other than to permit the declaration and payment of Optional Dividends and optional dividends under clause 2.9(e)); or

(c) redeem, reduce, cancel or acquire for any consideration any share capital of St.George (other than SAINTS or share capital ranking equally with or in priority to SAINTS),

unless:

(d) in the case of clause 2.9(a):
  (i) four consecutive Dividends thereafter have been paid in full (or an equivalent amount of Dividends if the frequency of payment is other than quarterly); or
  (ii) an Optional Dividend has been paid to the Holders equal to the unpaid amount (if any) of the four immediately preceding Dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of Dividends if the frequency of payment is other than quarterly) with payment of any Optional Dividend being subject to APRA's prior approval; or

(e) in the case of clause 2.9(b), an Optional Dividend has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of Dividends if the frequency of payment is other than quarterly) and an optional dividend has been paid to holders of share capital of St.George which ranks equally to SAINTS equal to the unpaid amount (if any) of the two immediately preceding dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of Dividends if the frequency of payment is other than quarterly) with payment of any Optional Dividend being subject to APRA's prior approval; or

(f) all SAINTS have been converted, redeemed, bought back or cancelled.

## 3 EXCHANGE

**3.1 Exchange by St.George**
(a) St.George may serve on Holders:
  (i) an Issuer Exchange Notice at least 30 Business Days (but no more than three months) before a Fixed Exchange Date in respect of all or some only of their SAINTS; or
  (ii) an Issuer (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their SAINTS.

(b) If St.George serves an Exchange Notice on Holders, St.George must include in that notice which, or which combination, of the following it intends to do in respect of SAINTS the subject of the notice:
  (i) convert SAINTS into Ordinary Shares in accordance with clauses 3.3 and 3.4; or

(ii) do any of the following:
- redeem SAINTS in accordance with clause 3.12;
- buy back SAINTS under the terms of the Buy-Back Agreement in accordance with clause 3.13; or
- cancel SAINTS in accordance with clause 3.14,

in each case for Face Value on the relevant Exchange Date.

(c) St.George may only apply the mechanisms in clause 3.1(b)(ii) if APRA has given its prior approval to such mechanisms being applied.

(d) In a conversion, redemption, buy-back or cancellation of some but not all SAINTS under this clause 3, St.George must endeavour to treat Holders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

(e) If St.George serves an Exchange Notice in accordance with clause 3.1(a) the Exchange Date is:
(i) for an Issuer Exchange Notice, the Fixed Exchange Date; or
(ii) for an Issuer (Event) Exchange Notice, the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served by St.George unless St.George determines an earlier Exchange Date as notified in the Exchange Notice having regard to the best interests of the Holders (collectively) and the relevant event.

(f) If required by St.George, where St.George is entitled to convert, redeem, buy back or cancel any SAINTS under these Terms of Issue, the Holder must:
(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution;
(ii) provide all documentation and execute any authorisation or power necessary; and
(iii) take all other action necessary or desirable,

to effect the conversion, redemption, buy-back or cancellation of those SAINTS.

**3.2 Exchange Notices are irrevocable**
An Issuer Exchange Notice or Issuer (Event) Exchange Notice given by St.George under clause 3.1(a) is irrevocable and may include any other information that St.George considers necessary to effect the Exchange in an orderly manner.

**3.3 Meaning of conversion**
Each SAINTS, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on SAINTS under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date and any rights to any allotment of additional Ordinary Shares under clause 3.4, which will

(b) each SAINTS will rank equally with all other Ordinary Shares then on issue and St.George will issue a statement that the Holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a SAINTS under this clause 3.3 and any allotment of additional Ordinary Shares under clause 3.4 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute cancellation, buy-back or redemption of a SAINTS or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.4).

**3.4 Conversion and additional Ordinary Shares**
If St.George issues an Exchange Notice in accordance with clause 3.1(a) and chooses the mechanism of Exchange described in clause 3.1(b)(i), then each SAINTS the subject of an Exchange Notice will convert on the Exchange Date into one Ordinary Share and upon conversion, each Holder will be allotted an additional number of Ordinary Shares equal to the lesser of the Maximum Conversion Number and the number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to that Holder in respect of the total number of SAINTS being converted at that time includes a fraction, that fraction will be disregarded):

$$AS = N \times (CR - 1)$$

where:

**AS** means the number of additional Ordinary Shares (disregarding fractions), which must be equal to or greater than zero;

**N** is the number of SAINTS held by the Holder at the Exchange Date which St.George has elected to convert and identified in the Exchange Notice; and

**CR** means an amount calculated by dividing Face Value by CRP subject in all cases to CR being no less than 1,

where:

**CRP** means RP multiplied by 97.5%; and

**RP** means, subject to clause 3.5, the VWAP during the Reference Period.

**3.5 Adjustments to VWAP**
For the purposes of calculating VWAP in clause 3.4 (the definition of RP):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and SAINTS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the

cum dividend, cum distribution or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(i) in the case of a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) in the case of an entitlement that is not a dividend or other distribution under clause 3.5(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) in the case of an entitlement that is not a dividend or other distribution under clause 3.5(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Directors;

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and SAINTS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

### 3.6 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 3.6(b) and (c), if St.George makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to holders of Ordinary Shares generally, the Maximum Conversion Number will be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

**CN** means the Maximum Conversion Number applying immediately after the application of this formula;

**CNo** means the Maximum Conversion Number applying immediately prior to the application of this formula;

**P** means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

**RD** means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the rights or bonus issue;

**RN** means the number of Ordinary Shares issued pursuant to the rights or bonus issue; and

**A** means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if A exceeds P;

(c) Clause 3.6(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan; and

(d) For the purpose of this clause 3.6, an issue will be regarded as a pro rata issue notwithstanding that St.George does not make offers to some or all holders of Ordinary Shares with registered addresses outside Australia, provided that in so doing St.George is not in contravention of ASX Listing Rules.

### 3.7 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 3.7(b), if St.George undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

**CN** means the Maximum Conversion Number respectively applying immediately after the application of this formula;

**CNo** means the Maximum Conversion Number applying immediately prior to the application of this formula;

**P** means the VWAP during the 20 Business Days prior to the announcement to ASX of the buy-back

**BD** means the number of Ordinary Shares on issue immediately prior to the buy-back (or cancellation);

**BN** means the number of Ordinary Shares bought back (or cancelled); and

**A** means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if P exceeds A.

**3.8 Adjustment to Maximum Conversion Number for return of capital**

If St.George makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted in accordance with the following formula:

$$CN = CNo \times \frac{P}{(P - C)}$$

where:

**CN** means the Maximum Conversion Number applying immediately after the application of this formula;

**CNo** means the Maximum Conversion Number applying immediately prior to the application of this formula;

**P** means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the return of capital); and

**C** means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

**3.9 Other adjustments to Maximum Conversion Number**

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by the Directors as they consider appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted in accordance with ASX Listing Rules). Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

**3.10 Directors' sole discretion regarding adjustments to Maximum Conversion Number**

Despite the provisions of clauses 3.6 to 3.9, where:

(a) the effect of any of the adjustment provisions set out in clauses 3.6 to 3.9 is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to St.George that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of the Directors, such occurrence would affect the relative values of SAINTS and the Ordinary Shares, the Directors may:

(c) make such alterations to the Face Value and the Maximum Conversion Number as they reasonably consider appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Holders to participate in such event based upon the number of Ordinary Shares to which those Holders would have been entitled if their SAINTS had been converted on a date nominated by the Directors to maintain the relativity.

**3.11 Conversion to Ordinary Shares precluded**

In accordance with sub-article.11(5) of the Constitution, a Holder's SAINTS may not be converted into Ordinary Shares and no additional Ordinary Shares may be allotted or issued if in the Directors' opinion the conversion of the SAINTS held by that Holder would result in a person contravening sub-article 11(1) of the Constitution.

**3.12 Redemption of SAINTS**

If St.George determines to redeem SAINTS and gives an Exchange Notice to the Holders notifying that their SAINTS are to be redeemed, on the relevant Exchange Date St.George shall redeem every SAINTS which St.George has elected to redeem and identified in the Exchange Notice. For each SAINTS that is being redeemed, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

**3.13 Buy-Back of SAINTS**

(a) Each holder of SAINTS from time to time agrees with St.George on terms as set out in the Buy-Back Agreement that, upon St.George determining to buy back SAINTS (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their SAINTS are to be bought back, those Holders will be deemed to have sold to St.George the SAINTS which St.George has elected to buy back and identified in the Exchange Notice on the terms of the Buy-Back Agreement.

(b) The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

(i) St.George giving an Exchange Notice to each Holder that it has determined to buy back the SAINTS

(ii) St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which SAINTS are quoted.

(c) On the relevant Exchange Date, St.George shall buy back every SAINTS which St.George has elected to buy back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each SAINTS that is being bought back, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

**3.14 Cancellation of SAINTS**

If St.George:

(a) determines to cancel SAINTS;

(b) obtains all consents (if any) to the cancellation of SAINTS which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which the SAINTS are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their SAINTS are to be cancelled,

on the relevant Exchange Date, St.George shall cancel every SAINTS which St.George has elected to cancel and identified in the Exchange Notice. For each SAINTS that is being cancelled, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

## 4 GENERAL RIGHTS ATTACHING TO SAINTS

**4.1 Ranking**

SAINTS rank equally among themselves and are subordinated to all depositors and creditors of St.George. SAINTS are not deposits or liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation. SAINTS rank pari passu with PRYMES and with all other equally ranking securities in respect of the payment of Dividends which have been declared and in respect of the payment of dividends which have been declared on PRYMES and on all other equally ranking securities. SAINTS rank pari passu with PRYMES and Depositary Capital Securities in respect of a return of capital and payment of declared but unpaid Dividends on a winding up of St.George.

The issue of any other preference shares by St.George which rank in priority to SAINTS in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to SAINTS.

St.George reserves the right to issue further SAINTS, preference shares (whether redeemable or not) or other capital securities which rank equally with or behind existing SAINTS, whether in respect of dividends (whether cumulative or not), return of capital on a winding up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing SAINTS.

**4.2 Preferential dividend**

Until conversion, SAINTS rank in priority to Ordinary Shares for the payment of dividends.

**4.3 No set off**

Any amount due to a Holder in respect of SAINTS may not be set off against any claims by St.George on the Holder.

**4.4 Return of capital**

Until conversion, if there is a return of capital on a winding up of St.George, Holders will be entitled to receive out of the assets of St.George available for distribution to holders of shares, in respect of each SAINTS held, a cash payment (Liquidation Sum) equal to the sum of:

(a) the amount of any Dividend declared but unpaid; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind SAINTS.

SAINTS do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

**4.5 Shortfall on winding up**

If, upon a return of capital on a winding up of St.George, there are insufficient funds to pay in full the amounts referred to in clause 4.4 and the amounts payable in respect of any other shares in St.George ranking as to such distribution equally with SAINTS on a winding up of St.George, Holders and the holders of any such other shares will share in any distribution of assets of St.George in proportion to the amounts to which they respectively are entitled.

**4.6 No participation in surplus assets**

SAINTS do not confer on their Holders any further right to participate in the surplus assets of St.George on a winding up beyond payment of the Liquidation Sum.

**4.7 Restrictions on other issues**

Until the date on which all SAINTS have been redeemed, bought back, cancelled or converted, St.George must not, without approval of a Special Resolution passed at a separate meeting of Holders issue shares ranking in priority to SAINTS or permit the conversion of any existing shares to shares ranking equally with or in priority to SAINTS (except if that takes place under the terms of the Depositary Capital Securities or under the terms of any securities which are issued on conversion or exchange of the Depositary Capital Securities), but the Directors are at all times authorised to issue further SAINTS, preference shares or other capital securities ranking equally with or behind any existing SAINTS.

### 4.8 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend an arrangement under Part 5.1 of the Corporations Act in respect of the Ordinary Shares which will result in a person other than St.George having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the arrangement under Part 5.1 of the Corporations Act or a similar transaction.

### 4.9 Participation in new issues

Until SAINTS are converted, they will confer no rights to subscribe for new securities in St.George or to participate in any bonus issues, unless (and then only to the extent) the Directors determine otherwise under clause 3.10.

## 5 VOTING RIGHTS

Holders have the same rights as holders of Ordinary Shares to receive accounts, reports and notices of general meetings of St.George and to attend any general meeting of St.George. Holders will not, however, be entitled to speak or vote at any general meeting of St.George except in each of the following circumstances:

(a) on a proposal:
  (i) to reduce the share capital of St.George;
  (ii) that affects rights attached to SAINTS;
  (iii) to wind up St.George; or
  (iv) for the disposal of the whole of the property, business and undertaking of St.George;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend has been declared but has not been paid within 20 Business Days after the relevant Dividend Payment Date;

(d) during the winding up of St.George; or

(e) in any other circumstances in which ASX Listing Rules require the Holders to be entitled to vote.

In each case, Holders shall have the same right to vote as a holder of Ordinary Shares (as if immediately prior to the meeting SAINTS had converted into the number of Ordinary Shares provided for in clauses 3.3 and 3.4 as if the record date is the deadline for receipt of instruments of proxy under article 68 of the Constitution for the relevant meeting and the Reference Period is the period ending on that date).

## 6 QUOTATION

St.George must use all reasonable endeavours to furnish all such documents as are reasonably necessary to apply, at its own expense, for quotation of SAINTS on ASX and of all converted SAINTS and additional Ordinary Shares issued under clause 3.4 on each of the stock exchanges on which the other Ordinary Shares are quoted on the date of conversion.

## 7 AMENDMENTS TO THESE TERMS OF ISSUE

Subject to complying with all applicable laws and with APRA's prior approval, St.George may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of St.George:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, ASX Listing Rules or the listing or quotation requirements of any stock exchange on which St.George proposes from time to time to seek quotation of SAINTS;

(d) convenient for the purpose of obtaining or maintaining the quotation of SAINTS; or

(e) effected in accordance with clause 3.9 or 3.10,

and is not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

## 8 INTERPRETATION

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, and the Constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of St.George under these Terms of Issue that are not, by the Corporations Act or by the Constitution, required to be exercised by St.George in general meeting.

(c) Notices may be given by St.George to a Holder in the manner prescribed by the Constitution for the giving of notices to members of St.George and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(d) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

(e) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation

(f) Calculations, elections and determinations made by St.George under these Terms of Issue are binding on Holders in the absence of manifest error.

(g) Definitions and interpretation under the Constitution will also apply to these Terms of Issue subject to clause 8(a).

(h) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to St.George only if St.George is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

(i) The terms 'takeover bid', 'relevant interest' and 'arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(j) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(k) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(l) Any provisions in these Terms of Issue requiring the prior approval by APRA for a particular course of action to be taken by St.George does not imply that APRA has given its consent or approval to the particular action as of the Allotment Date.

(m) The following boldened words and expressions shall have the following meanings:

**Allotment Date** means the date on which SAINTS are issued, which is expected to be on or about 13 August 2004.

**APRA** means the Australian Prudential Regulation Authority or any authority succeeding to its powers and functions.

**ASX** means Australian Stock Exchange Limited (ABN 98 008 624 691).

**ASX Listing Rules** means the listing rules of ASX from time to time with any modification or waivers in their application to St.George, which ASX may grant.

**ASX Market Rules** means the operating rules of ASX from time to time.

**Bank Bill Swap Rate** means for each Dividend Period, the rate, expressed as a percentage per annum, calculated as the average mid rate for bills of a term of 90 days which average rate is displayed on the Reuters page designated BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am on that date, the rate specified in good faith by St.George at or around that time on that date having regard, to the extent possible, to:

(a) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that page BBSW (or any page which replaces that page) at that time on the date; and

(b) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time.

**Bookbuild** means the process conducted by the Joint Lead Managers on behalf of St.George prior to the opening of the Offer whereby certain institutional investors lodge bids for SAINTS and, on the basis of those bids, St.George determines the Margin and announces its determination prior to the opening of the Offer.

**Business Day** means a business day as defined in ASX Listing Rules.

**Buy-Back Agreement** means an agreement under which St.George buys back SAINTS in the form contained in the Schedule to these Terms of Issue.

**Constitution** means the constitution of St.George as amended from time to time.

**Corporations Act** means Corporations Act 2001 (Cth).

**Cum Value** has the meaning given in clause 3.5.

| | |
|---|---|
| **Depositary Capital Securities** | means the Series A Capital Securities issued by St.George Funding Corporation, LLC. |
| **Director** | means a director of St.George. |
| **Dividend** | has the meaning given in clause 2.1 as adjusted by clause 2.2. |
| **Dividend Payment Date** | means each date on which a Dividend is payable in accordance with clause 2.6 (or would be so payable but for clause 2.3), whether or not a Dividend is paid on that date. |
| **Dividend Period** | means a period from (and including) either the Allotment Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date. |
| **Dividend Rate** | has the meaning given in clause 2.1. |
| **Exchange** | means conversion of SAINTS into Ordinary Shares in accordance with clause 3.4, or the redemption, buy-back or cancellation of SAINTS for their Face Value, as determined by St.George in accordance with clause 3.1(b). |
| **Exchange Date** | has the meaning given in clause 3.1(e). |
| **Exchange Notice** | means a notice given by St.George to a Holder under clause 3.1(a). |
| **Face Value** | has the meaning given in clause 1. |
| **Fixed Exchange Date** | means the Increased Margin Date or any subsequent Dividend Payment Date as notified in the Exchange Notice. |
| **Franking Rate** | in relation to a Dividend, means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any part that replaces or revises that part) of the Dividend, expressed as a decimal to four decimal places. |
| **Group** | means St.George and its controlled entities. |
| **Holder** | means a person whose name is for the time being registered in the Register as the holder of a SAINTS. |
| **Increased Margin Date** | means 20 November 2014. |
| **Issuer (Event) Exchange Notice** | means a notice given by St.George to a Holder under clause 3.1(a)(ii). |
| **Issuer Exchange Notice** | means a notice given by St.George to a Holder under clause 3.1(a)(i). |
| **Joint Lead Manager** | means each of Goldman Sachs JBWere Pty Ltd and JPMorgan Australia Limited. |
| **Level 1 and Level 2** | means, in respect of the Total Capital Ratio, the Tier 1 Capital Ratio or Tier 1 Capital, those terms as defined by APRA. |
| **Liquidation Sum** | has the meaning given in clause 4.4. |
| **Margin** | has the meaning given in clause 2.1. |
| **Market Rate** | has the meaning given in clause 2.1. |
| **Maximum Conversion Number** | means 399 subject to clauses 3.6 to 3.10. |
| **Offer** | means the invitation made pursuant to the Prospectus issued by St.George for persons to subscribe for SAINTS. |
| **Optional Dividend** | has the meaning given in clause 2.9(d) or 2.9(e). |

| | |
|---|---|
| **Ordinary Share** | means an ordinary share in the capital of St.George. |
| **Prospectus** | means the prospectus for the Offer of SAINTS including these Terms of Issue. |
| **PRYMES** | means the preference shares issued by St.George under the terms of the prospectus dated 19 January 2001. |
| **Record Date** | means, for a payment of:<br>(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend or such other date as may be required by ASX from time to time; and<br>(b) an Optional Dividend, the date prior to its payment that is determined by St.George, or such other date as may be required by ASX from time to time. |
| **Reference Period** | means in determining 'RP' in clause 3.4, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding but not including the Exchange Date. |
| **Register** | means the register of SAINTS maintained by St.George and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532). |
| **Regulatory Event** | means:<br>(a) the receipt by St.George from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine at their sole discretion, to be unacceptable; or<br>(b) the determination by the Directors that St.George is not or will not be entitled to treat all SAINTS as eligible Tier 1 Capital. |
| **Reporting Year** | means each 12 month period ending 30 September or 31 March, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results. |
| **SAINTS** | means the non-cumulative, redeemable and convertible preference shares issued under article 6B of the Constitution on the terms set out in these Terms of Issue or, where the context requires, each non-cumulative, redeemable and convertible preference share. |
| **Special Resolution** | means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution. |
| **St.George** | means St.George Bank Limited (ABN 92 055 513 070). |
| **Tax Act** | means:<br>(a) the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth) as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 (Cth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cth); and<br>(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder. |
| **Tax Event** | means the receipt by St.George of an opinion from a reputable legal counsel or tax adviser in Australia, experienced in such matters to the effect that, as a result of:<br>(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation; |

(b) any judicial decision, official administrative pronouncement, public or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or

(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is issued or effective or such pronouncement or decision is announced on or after the Allotment Date:

(d) there is more than an insubstantial risk that St.George would be exposed to more than a de minimis increase in its costs in relation to SAINTS as a result of increased taxes, duties or other governmental charges or civil liabilities; or

(e) there is more than an insubstantial risk that SAINTS will not be treated as equity interests for taxation purposes or imputation benefits will be denied to Holders or franking debits will be posted to St.George's franking account.

**Terms of Issue** means these terms for SAINTS.

**Tier 1 Capital** means the core capital of the Group as defined by APRA.

**Tier 1 Capital Ratio** means at any time the ratio so prescribed by APRA.

**Total Capital Ratio** means at any time the ratio so prescribed by APRA.

**VWAP** means, subject to any adjustments under clause 3.5, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in ASX Market Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over Ordinary Shares or any overnight crossings.

# SCHEDULE
# BUY-BACK AGREEMENT

**1. Agreement**

(a) This agreement is entered into between St.George and the Holders for the time being of SAINTS and shall come into force and effect upon the happening of the last to occur of the following events:

(i) St.George giving an Exchange Notice to each of the Holders that it has determined to buy back the SAINTS identified in the Exchange Notice; and

(ii) St.George obtaining all consents (if any) to the Buy-Back which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which the SAINTS are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

**2. Buy-Back**

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

**3. Consideration**

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to the Face Value of each Buy-Back Share (namely, $100).

**4. Completion**

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined in accordance with the Terms of Issue, by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

**5. Appointment of attorney**

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of St.George (each an Attorney) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney St.George or any Attorney shall be entitled to act in the interests of St.George (or a nominee) as the Buyer of the Buy-Back Shares.

**6. Definitions and interpretation**

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

| | |
|---|---|
| **Buy-Back** | means, in relation to the SAINTS, the purchase of the SAINTS from the Holder for the time being by the Buyer pursuant to this agreement. |
| **Buy-Back Shares** | means the SAINTS referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement. |
| **Buyer** | means St.George or any permitted transferee of the Buy-Back Shares nominated by St.George to be the purchaser of the Buy-Back Shares. |
| **Exchange Notice** | means a notice given by St.George to Holders from time to time under clause 3.1 of the Terms of Issue. |
| **Seller** | means each Holder from time to time to whom St.George gives an Exchange Notice which indicates that SAINTS are to be bought back by St.George. |
| **Terms of Issue** | means the terms of SAINTS of which this Schedule forms a part. |

# APPENDIX B. GLOSSARY OF TERMS

# APPENDIX B. GLOSSARY OF TERMS

**The following is a glossary of the terms used in this Prospectus. There is also a list of defined terms in clause 8(m) of the Terms of Issue. Terms defined in this Glossary of terms and in clause 8(m) of the Terms of Issue are used throughout this Prospectus and the accompanying Application Form.**

| | |
|---|---|
| **ABN** | means Australian Business Number. |
| **Allocation** | means the number of SAINTS allotted to Successful Applicants. |
| **Applicant** | means a person who lodges an Application Form in accordance with this Prospectus. |
| **Application** | means the lodgement of an Application Form in accordance with this Prospectus. |
| **Application Form** | means each form attached to or accompanying the electronic or printed version of this Prospectus. |
| **Application Monies** | means the monies payable on Application, calculated as the number of SAINTS applied for multiplied by the Face Value. |
| **ASIC** | means the Australian Securities and Investments Commission. |
| **ASTC Settlement Rules** | means the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited, as amended from time to time. |
| **ATO** | means the Australian Taxation Office. |
| **Broker Firm Allocation** | means the number of SAINTS allotted to Successful Applicants under a Broker Firm Offer. |
| **Broker Firm Application** | means the lodgement of an Application Form with the broker firm from which the Broker Firm Offer was received, in accordance with this Prospectus. |
| **Broker Firm Offer** | means the invitation made by St.George pursuant to this Prospectus to Australian resident clients of brokers who have received a firm allocation of SAINTS from the Joint Lead Managers or Co-Managers. |
| **CHESS** | means the Clearing House Electronic Subregister System. |
| **Closing Date** | means the closing date for the Offer which is expected to be 5.00pm on 6 August 2004. |
| **Co-Manager** | means each of Ord Minnett Limited, Macquarie Equities Limited, UBS Private Clients Australia Limited, and St.George Private Bank (which is a registered business name of St.George Bank Limited). |
| **Conversion Ratio** | means the formula used to determine the number of Ordinary Shares to be issued if SAINTS are converted into Ordinary Shares in accordance with clause 3.4 of the Terms of Issue. |
| **Eligible Shareholder** | means a person who was an Australian resident Ordinary Shareholder or PRYMES holder as at 7.00pm on 14 July 2004. |
| **Expiry Date** | means the date on which this Prospectus expires, which is 2 August 2005. |
| **Exposure Period** | means the seven day period after the date this Prospectus was lodged with ASIC during which the Corporations Act prohibits the acceptance of Applications. This period may be extended by ASIC by up to a further seven days. |
| **HIN** | means Holder Identification Number (for SAINTS held on the CHESS subregister). |
| **Holding Period Rule** | has the meaning found in Section 7.3. |
| **IFRS** | means International Financial Reporting Standards. |
| **Offer Management Agreement** | means the agreement dated 2 July 2004 between St.George and the Joint Lead Managers as described in Section 8.3. |

| | |
|---|---|
| **Opening Date** | means the opening date of the Offer which is expected to be 9.00am on 12 July 2004. |
| **Ordinary Shareholder** | means the owner of an Ordinary Share. |
| **Oversubscription Amount** | means an amount up to $50 million in excess of the $300 million issue amount. |
| **Qualified Person** | has the meaning found in Section 7.3. |
| **Related Payment Rule** | has the meaning found in Section 7.3. |
| **Repurchase** | means a method of Exchange whereby St.George redeems, buys back or cancels SAINTS. |
| **Shareholding Limit** | means the restriction of individual shareholdings by people (together with their associates) to 10% of the issued shares of St.George, as outlined in articles 10, 11 and 12 of the Constitution. |
| **Small Shareholder Test** | has the meaning found in Section 7.3. |
| **SRN** | means Securityholder Reference Number (for SAINTS held on the issuer sponsored subregister). |
| **Successful Applicant** | means an Applicant whose Application is accepted by St.George, whether in full or in part. |
| **Tier 2 Capital** | means the tier 2 capital of the Group as defined by APRA. |
| **Tier 2 Capital Ratio** | means at any time, the ratio so prescribed by APRA. |
| **TFN** | means Tax File Number. |
| **US** | means the United States of America. |
| **US Person** | has the meaning found in Regulation S of the US Securities Act. |
| **US Securities Act** | means the US Securities Act of 1933. |

FILE NO. 82-3809

# CORPORATE DIRECTORY

**Registered Head Office of St.George**

St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Telephone: (02) 9236 1111
Website: www.stgeorge.com.au

Secretary: M H S Bowan

**Joint Lead Managers**

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

JPMorgan Australia Limited
Level 32, Grosvenor Place
225 George Street
Sydney NSW 2000

**Co-Managers**

Macquarie Equities Limited
No.1 Martin Place
Sydney NSW 2000

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000

St.George Private Bank[1]
Level 10
182 George Street
Sydney NSW 2000

UBS Private Clients Australia Limited
Level 8
530 Collins Street
Melbourne VIC 3000

**Legal Adviser**

Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

**Investigating Accountants and Accounting Adviser**

KPMG
10 Shelley Street
Sydney NSW 2000

**Tax Adviser**

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
19-29 Martin Place
Sydney NSW 2000

**St.George Share Registry**

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

**St.George InfoLine**

Telephone: 1800 804 457

1. St.George Private Bank is a registered business name of St.George.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Non-cumulative, redeemable and convertible preference shares called SAINTS (Subordinated, Adjustable Income Non-refundable Tier 1 Securities). |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | Maximum number = 3,500,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | SAINTS are non-cumulative, redeemable and convertible preference shares.<br><br>The face value is $100 per SAINTS and will be fully paid.<br><br>A preferred non-cumulative, floating rate Dividend will be payable at the Directors sole discretion and is subject to a number of conditions. Dividends will be payable in arrears on 20 November, 20 February, 20 May and 20 August in each year that SAINTS are on issue, with the first Dividend payment date being on |

| | |
|---|---|
| | 20 November 2004.<br><br>SAINTS are perpetual securities and have no maturity. St.George may redeem, buy back, cancel SAINTS or convert them into ordinary shares on 20 November 2014, or any subsequent dividend payment date, or on the occurrence of certain tax or regulatory events, subject to prior approval by APRA.<br><br>The rate at which SAINTS convert into ordinary shares will be calculated by reference to the volume weighted average price of ordinary shares during the 20 business days immediately preceding the conversion date, less a discount of 2.5%, subject to a maximum conversion number which cannot exceed 400.<br><br>SAINTS do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise.<br><br>SAINTS do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by the ASX Listing Rules. |
| 4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | SAINTS rank equally among themselves and are subordinated to all depositors and creditors of St.George.<br><br>Until conversion, SAINTS rank in priority to ordinary shares for the payment of dividends.<br><br>SAINTS rank equally with PRYMES in respect of the payment of dividends.<br><br>SAINTS rank in priority to ordinary shares and equally with PRYMES and Depository Capital Securities in respect of a return of capital and the payment of dividends declared but unpaid upon a winding up of St.George. |

| | | |
|---|---|---|
| | | Upon conversion of SAINTS into ordinary shares, they will rank equally with all other ordinary shares then on issue. |
| 5 | Issue price or consideration | A$100 per SAINTS. |
| 6 | Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) | The offer of SAINTS forms part of St.George's ongoing capital management program. The proceeds of the offer are intended to be used to maintain St.George's Tier 1 capital adequacy ratio and to support the ongoing growth of St.George's business. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 18 August 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 509,786,926 | Ordinary shares |
| 3,000,000 | PRYMES |
| 10,547 | Redeemable preference borrower shares |
| 359,095 | Redeemable preference depositor shares |
| 2 | Perpetual Notes |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| N/A | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | A preferred non-cumulative, floating rate Dividend will be payable at the Directors sole discretion and is subject to a number of conditions. Dividends will be payable in arrears on 20 November, 20 February, 20 May and 20 August in each year that SAINTS are on issue, with the first Dividend payment date being on 20 November 2004. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |

| | | |
|---|---|---|
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 2 July 2004

Company Secretary

Print name: Michael Bowan

== == == == ==

FILE NO. 82-3809



st.george

**To:** **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 15 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **SAINTS Offer Investor Presentation** |
| Date Sent: | 2 July 2004 |

I attach an Investor Presentation for the SAINTS offer. The Presentation will take place in several locations across Australia over the next few days.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

# SAINTS

**Subordinated Adjustable Income Non-refundable Tier 1 Securities**

## $300-350 million Tier 1 Capital raising by St.George

**Steve McKerihan**
**Chief Financial Officer**

**July 2004**

st.george



# Important notice

The offer of non-cumulative, redeemable and convertible preference shares (SAINTS) in St.George Bank Limited (St.George) is made in a prospectus lodged with the Australian Securities and Investments Commission on 2 July 2004. Anyone wishing to apply for SAINTS will need to complete the application form that will be in, or will accompany, the prospectus (in paper copy or electronic form).

The information in this presentation (which has been lodged with the Australian Stock Exchange as a continuous disclosure notice) is for general information only. The information is not financial product advice. Anyone wishing to apply for SAINTS should refer to the prospectus and seek appropriate advice on their individual objectives, financial situation and needs. St.George reserves the right to vary details of the offer.

Nothing in this presentation should be considered a solicitation, offer or invitation in any place where, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register the SAINTS or otherwise permit a *public offering of the SAINTS in any jurisdiction outside of Australia. The distribution of this presentation outside Australia may* be restricted by law. Persons who come into possession of this presentation who are not in Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This presentation does not constitute an offer of securities for sale in the United States. The SAINTS have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to U.S. persons (as defined in Rule 902(k) under U.S. Securities Act) absent registration under the U.S. Securities Act or an exemption from registration.

# Today's agenda

- **Offer summary**
- Overview of St.George and impact of SAINTS
- Key terms of SAINTS
- Overview of offer structure



# Offer summary

| | |
|---|---|
| **Issuer** | • St.George Bank Limited (St.George) |
| **Offer size** | • Offer of SAINTS of $300 million<br>• St.George may accept oversubscriptions for up to an additional $50 million |
| **Key terms** | • Floating rate, non-cumulative, redeemable and convertible preference shares<br>• Fully franked Dividend set at a Margin over 90 day BBSW, paid quarterly<br>• Can be Exchanged (redeemed, bought back, cancelled or converted) by St.George on 20 November 2014 or any subsequent Dividend Payment Date. If not Exchanged, the Margin will increase by a one-time step up of 100bps p.a. |
| **Rating** | • SAINTS are investment grade securities - rated BBB by Standard & Poor's and Baa1 by Moody's |
| **Purpose** | • Eligible Tier 1 Capital instrument - Part of St.George's ongoing capital management program |
| **Indicative timetable** | • Institutional roadshow 2 July - 7 July 2004<br>• Bookbuild 8 and 9 July 2004<br>• Public offer 12 July - 6 August 2004<br>• Allotment 13 August 2004<br>• The First Dividend Payment Date 20 November 2004 |
| **Joint Lead Managers and Bookrunners** | • Goldman Sachs JBWere and JPMorgan |

# Today's agenda

- Offer summary
- **Overview of St.George and impact of SAINTS**
- Key terms of SAINTS
- Overview of offer structure



# Robust business profile

- 5th largest banking group by assets in Australia
- One of the largest companies listed on ASX
- Total assets: $66.3bn (Mar-04)
- 2.6 million customers
- 1H04 profit available to Ordinary Shareholders $354 million
- Market capitalisation of $11.2bn (1-Jul-04)

# A National, Full Service Banking Group


BankSA
Personal Customers
dragondirect
st.george
Institutional and Business Banking
Wealth Management
SCOTTISH PACIFIC
Advance



# Business framework for driving earnings and our current priorities

**Engaged People** + **Great Customer Experience** = **Superior Financial Results**

**Compelling place to work**
- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

**Compelling place to bank**
- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

**Compelling place to invest**
- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

**Our current priorities**

- **Home loans** – Improved business outcomes
- **Middle market** – Continued high quality growth
- **Wealth management** – Delivering superior performance
- **Productivity management** – Disciplines embedded
- **Team** – Stable, high quality and aligned
- **Integrated sales and service** – 2nd stage of program launched
- **Victoria** – Targeted growth strategy underway

# 1H04 profit result

| | Mar-04 | Mar-03 | Change |
|---|---|---|---|
| Profit available to Ordinary Shareholders of St.George | $354m | $298m | 18.8% |
| Earnings per share[1] | 160.0¢ | 140.6¢ | 13.8% |
| Return on equity[1] | 21.6% | 20.4% | 120bps |
| Cost to income ratio[1] | 48.1% | 49.2% | (110)bps |
| Dividend | 60¢ | 45¢ | 33.3% |

[1]Calculated before goodwill amortisation. EPS and ROE are annualised



# Segmental profits: All divisions contributing

| | Profit Mar-04[1] $m | Change[2] % | Cost to income ratio Mar-04 % | Cost to income ratio Mar-03 -% |
|---|---|---|---|---|
| Personal Customers | 295 | 11.3 | 50.9 | 52.2 |
| Institutional & Business Banking | 184 | 11.5 | 33.7 | 32.4 |
| BankSA | 83 | 22.1 | 46.0 | 50.0 |
| Wealth Management | 46 | 15.0 | 67.4 | 68.9 |
| Total | 608 | 13.0 | 48.1 | 49.2 |

[1]Profit before tax, goodwill and OEI
[2]Mar-03 to Mar-04

# Building income



**Net interest income**


11.7%
$m
794
800
700
600
500
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

**Non-interest income**


6.0%
$m
475
475
400
325
250
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

**Total income growth 9.5%**

Percentages Mar-03 to Mar-04

# Cost and margin management remain a strength



**Cost to income ratio[1]**


60%
55%
50%
45%
40%
48.1%
Mar-01
Mar-02
Mar-03
Mar-04

**Interest margin**


3.0%
2.8%
2.6%
2.4%
2.2%
2.0%
2.74%
Mar-01
Mar-02
Mar-03
Mar-04

[1]Calculated before significant items and goodwill amortisation

FILE NO. 82-3809

## Asset quality across the Group continues to be excellent



### Non-accruals / Total receivables



St.George
Average of 4 majors
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.39%
0.11%
1H01
1H02
1H03
1H04


### Loan losses



Bad & doubtful debts expense (LHS)
Bad & doubtful debts expense / Ave loans & other receivables¹ (RHS)
($m)
70
60
50
40
30
20
10
0.28%
0.24%
0.20%
0.16%
0.12%
0.08%
0.04%
0.00%
0.25%
0.22%
0.23%
0.20%
53
48
54
52
Sep-02
Mar-03
Sep-03
Mar-04


[1] Annualised

## Core business: Low risk housing loans



### Loan mix by product (Mar-04)



Commercial 21%
Consumer 7%
Residential 72%


### Housing credit quality outstanding

- Mortgage book LVR on current valuations is 33%
- Investment loan book LVR on current valuations is 31%
- Generally loans with LVR greater than 80% are mortgage insured
- Loan loss rate in mortgage book averages 2bps over last 10 years
- Loan loss ratio of investment loan book averaged less than 1bp over last 5 years
- Minimal inner-city apartment exposure

# St.George's capital position is strong



- Tier 1 Capital 7.1%
- Total Capital 10.9%
- Adjusted Common Equity 5.4%[1]
- RWA: A$39.9bn

**Capital targets**

- Tier 1 Capital 7.0%-7.5%
- Total Capital 10.5%

**Capital position (as at Mar-04)[2]**



12%
10%
8%
6%
4%
2%
0%
7.1%
3.9%
(0.1%)
10.9%
Tier 1
Tier 2
Deductions
Total Capital


[1]Difference between Adjusted Common Equity and Tier 1 Capital is Hybrid Capital and Deductions
[2]Excludes the impact of SAINTS and the revised APRA treatment of capitalised expenses

# SAINTS will further strengthen St.George's capital position



- A$167m of capitalised expenses to be deducted from Tier 1 on 1 July 2004 as a result of new APRA regulations
- The proceeds from SAINTS are intended to be used to enhance St.George's overall capital position and to fund the ongoing growth of St.George's business
- Pro-forma ACE ratio of 5.0% (Mar-04)
- APRA Hybrid / Tier 1 ratio at maximum of 25%

**Pro-forma capital position (as at Mar-04)**



12%
10%
8%
6%
4%
2%
0%
7.1%
0.7%
(0.4)%
7.4%
11.2%
Tier 1
SAINTS
Capitalised Expenses
Proforma Tier 1
Total Capital

# As announced in our 1H04 results, our outlook remains positive

- Outlook for the domestic economy remains positive
- Whilst residential loan system growth is moderating as anticipated, St.George expects to exceed system growth for the second half of 2004
- Likely to exceed system growth in commercial lending
- Maintaining prudent credit policies
- 11-13% EPS growth expected for full year 2004
- Double digit EPS growth anticipated for 2005
- St.George expects 2004 final dividend to be at least equal to the 2004 interim dividend



# Today's agenda

- Offer summary
- Overview of St.George and impact of SAINTS
- **Key terms of SAINTS**
- Overview of offer structure

# Key terms of the offer



| | |
|---|---|
| **Security** | • Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS) |
| **Offer size** | • $300 million, plus oversubscriptions for up to an additional $50 million |
| **Maturity** | • Perpetual; Subject to approvals, St.George may Exchange SAINTS on 20 November 2014 or any subsequent Dividend Payment Date or earlier on occurrence of Regulatory or Tax Events |
| **Dividend rate** | • Non-cumulative floating rate Dividends, paid quarterly<br>• Expected to be fully franked (gross up provision if not)<br>• Dividend Rate: (90 day BBSW + Margin) x (1-tax rate)<br>• Margin determined via Bookbuild |
| **Dividend step up** | • If SAINTS are not Exchanged by 20 November 2014 the Margin will increase by a one-time step up of 1.00% p.a. until SAINTS are Exchanged |
| **Dividend payment conditions** | • Directors declare Dividend is payable<br>• Available profits test<br>• Post payment of any SAINTS Dividend, St.George must still be in compliance with APRA capital adequacy guidelines<br>• Dividend not to exceed after tax profits for immediately preceding 12 month reporting period after taking into account dividends paid since end of that reporting period<br>• APRA not otherwise objecting to the Dividend payment |

st.george

# Key terms of the offer



| | |
|---|---|
| **Dividend Stopper** | • Non payment of SAINTS Dividend leads to dividend stop on Ordinary Shares and a restriction on dividend payment on equally ranking securities |
| **St.George Exchange** | • On 20 November 2014, and any Dividend Payment Date thereafter or on occurrence of a Tax or Regulatory Event St.George can require Exchange of SAINTS and:<br>– Convert SAINTS into Ordinary Shares at an equivalent market value of Ordinary Shares, subject to the Conversion Discount of 2.5% on a 20 day VWAP basis<br>– Redeem, buy -back or cancel SAINTS and deliver cash for Face Value to the Holder; or<br>– Undertake a combination of the above<br>• Subject to obtaining all relevant consents including APRA |
| **No Holder Exchange Right** | • Holders have no right to require Exchange |
| **Ranking** | • Ahead of Ordinary Shares<br>• Equally with PRYMES and Depositary Capital Securities in respect of a return of capital and the payment of Dividends declared but unpaid upon a winding up of St.George<br>• Subordinate to all depositors and creditors of St.George |
| **Quotation** | • Application will be made for quotation of SAINTS on the ASX |

st.george

FILE NO. 82-3809



# Today's agenda

- Offer summary
- Overview of St.George and impact of SAINTS
- Key terms of SAINTS
- **Overview of offer structure**



# Offer structure

- Offer of $300 million
- St.George has the ability to accept oversubscriptions for up to an additional $50 million
- Margin determined via Bookbuild
- St.George Ordinary Shareholders and PRYMES holders as at 14 July 2004 eligible to receive a preference in Allocation over general retail public Applicants where there is excess demand

# Bookbuild process

- The Margin will be determined by Institutional and Broker Firm Bookbuild
  - Indicative Bookbuild range of 135 bps to 160 bps over the 90 day Bank Bill Swap Rate
- Bookbuild will open at 10am on Thursday 8 July
- Bookbuild will close
  - For Co-Managers at 6pm on Thursday 8 July
  - For Institutions at 4pm on Friday 9 July
- Investors advised of Allocation and Margin by 8pm 9 July



# Syndicate structure

## Joint Lead Managers and Bookrunners

Goldman Sachs JBWere

JPMorgan

## Co-Managers

- Macquarie Equities Limited
- Ord Minnett Limited
- St.George Private Bank
- UBS Private Clients Australia Limited

**Institutional bids can only be submitted to the Joint Lead Managers**

# Summary of key dates

| Event | Date |
|---|---|
| Announcement of Offer and Prospectus lodged with ASIC | 2 July 2004 |
| Bookbuild | 8 and 9 July 2004 |
| Margin announced | 12 July 2004 |
| Offer opening date | 12 July 2004 |
| Eligible Shareholder record date | 14 July 2004 |
| Offer closing date | 6 August 2004 |
| Allotment date | 13 August 2004 |
| Commencement of trading of SAINTS on ASX on deferred settlement basis | 16 August 2004 |
| Holding statements despatched | 18 August 2004 |
| Commencement of trading of SAINTS on ASX on normal settlement basis | 19 August 2004 |
| First Dividend Payment Date | 20 November 2004 |
| First Fixed Exchange Date | 20 November 2014 |



# Bookbuild contacts

- Goldman Sachs JBWere
  - Rob Penney +61 (2) 9320 1319
  - Rob Foale +61 (2) 9321 8742
- JPMorgan
  - Robert Thomson +61 (2) 9220 3177
  - Fergus Edwards +61 (2) 9220 3234

FILE NO. 82-3809



st.george

st.george

FILE NO. 82-3809



st.george

**To:** **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 11 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Shareholder Mailing** |
| Date Sent: | 2 July 2004 |

I attach the following items mailed to St.George shareholders today:

- Shareholder Newsletter
- Letter mailed to shareholders – SAINTS Offer
- Letter mailed to PRYMES holders – SAINTS Offer

Yours sincerely

Michael Bowan
**General Counsel and Secretary**





FILE NO. 82-3

st.george

ISSUE 17 | JUNE 2004
ST.GEORGE BANK LIMITED ABN 92 005 513 070

# SHAREHOLDER

## Chairman's message

It is very pleasing to report the performance of the St.George Group to shareholders for the half-year to 31 March.

Profit available to ordinary shareholders, that is, after providing for the dividends to our preference shareholders and allowing for the payment of taxation, was $354 million compared with $298 million for the corresponding period last year. This represents an increase of almost 19 per cent.

Earnings per share increased from 141 cents to 160 cents, or 14 per cent and the annualised return on average ordinary equity, before the amortisation of goodwill, increased from 20.4 per cent to 21.6 per cent.

The Directors have declared a fully franked interim dividend of 60 cents per ordinary share, which was paid to shareholders on 2 July. We have already indicated to the market that the Directors expect the final dividend to be at least equal to the interim dividend.

These results were announced to the Australian Stock Exchange on 4 May and shareholders will have been pleased with response by the market generally on the day and the uplift in the share price. This excellent result has been achieved by increasing revenue across all facets of the business, while improving overall efficiency ratios and maintaining the Bank's very good record for credit quality.

To a greater extent, the result also reflects the success of the Bank's ongoing strategy of focussing on organic growth to produce a superior performance and improved returns for shareholders. When we use the term "organic", we mean that we look to our existing customers to conduct more business with the Bank and seek further new business using our established brand and business model, rather than necessarily resorting to acquisitions.

Mrs Kelly and her management team have several work programmes in progress across a variety of priority areas within the Bank that, over time, will enable the Bank to continue the momentum already achieved.

Your Directors monitor closely the implementation of this strategy and receive regular reports and presentations during meetings of the Board.

As usual, the Bank has managed its capital position strongly over the past six months. Several initiatives have been undertaken including the completion of a $2 billion securitisation of residential loan receivables, a $24 million perpetual note issue to support the

THE DIRECTORS EXPECT THE FINAL DIVIDEND TO BE AT LEAST EQUAL TO THE INTERIM DIVIDEND.

ordinary shares for $63 million under the Bank's Dividend Reinvestment Plan. The Dividend Reinvestment Plan will continue for the interim dividend with no discount to apply.

These capital management actions will be supplemented by the proposed raising of approximately $300 to $350 million of new capital in a form other than ordinary equity during July this year. All shareholders have the opportunity to participate in the raising.

The purpose of the raising is to maintain the Tier 1 capital ratio at the Bank's target level of between 7 and 7.5 per cent. It will also offset the effect of a change to the requirements of our regulator, the Australian Prudential Regulatory Authority, which compels banks to deduct certain capitalised expenses, such as home loan broker commissions, from our regulatory capital. In the Bank's case, the amount of capitalised expenses subject to the deduction as at the end of the first half was $167 million.

I mentioned earlier that the Directors had declared an interim dividend of 60 cents per share. This was a step change in the level of dividend, which was 45 cents in the first half last year and 50 cents in the second half. While there are many elements to consider when the Directors declare a dividend to be paid from the results each half year, an important consideration is the amount of earnings to be retained to add to the resources of the Bank's overall capital to support future growth of the business. In other words, the level of dividend paid is very much part of the Bank's capital management activity.

As taxation is paid each year, the Bank accumulates franking credits that are passed on to the benefit of shareholders relative to the amount of dividends paid. It is, therefore, a matter of balance

## Chairman's message

shareholders with a reasonable return and the benefit of franking credits. On this occasion, the Directors decided to demonstrate a clear indication that they have confidence in the momentum of the Bank's performance. As I have already commented, the Directors have indicated that the final dividend is expected to be at least equal to the interim dividend.

Back in February 2001, the Bank granted sell back rights to effect an offmarket buy back of its ordinary shares. The Australian Taxation Office subsequently issued a class ruling stating that shareholders who received sell back rights would be liable for income tax on the market value of the rights. The Bank has funded litigation on behalf of shareholders to challenge the class ruling.

On 14 April this year, the Federal Court handed down its judgment in the test case on whether shareholders should be taxed. The Court held that the affected shareholders should not be taxed on the value of the rights.

Earlier this month, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision. A hearing date has not been allocated for the appeal and the matter may not be heard until later in the year with a decision in early 2005. The Bank continues to advise affected shareholders to take no further action until the appeal process is complete.

Recent economic data continue to illustrate the resilience of the economy in Australia. Inflation remains at a low level, employment gains have been strong and the unemployment rate is at an historically low 5.6 per cent. As a result, both consumer spending and business investment have been robust. If implemented, the tax cuts outlined in the Federal Budget earlier this month should provide support for consumer confidence. As a consequence, the Bank remains generally optimistic for continued economic growth. Although the price of oil remains at a high level, major world economies should experience solid growth over the next two years. The risk of the external economies affecting conditions in Australia is somewhat less now than at this time last year.

For a bank the size of St.George, the prospects for the domestic economy are favourable for the strategies Management has in place. We have already informed the market that, based on the strong first half result and the positive economic outlook for the remainder of the year, the earnings per share growth target for 2004 has been increased from a range of 10 to 11 per cent, to a range of 11 to 13 per cent. The target remains of achieving double-digit earnings per share growth in 2005. The revised growth target for 2004 has taken into account the impact of a steepening short term yield curve which affects the Bank's cost of wholesale funding relative to the revenue earned from interest on loans.

In addition, the Bank faces increasing legal and regulatory compliance costs and continued investment expenditure to progress business

the Bank's investment in the company, Cashcard, resulting in a profit of $12 million after tax.

I should now like to turn to a personal issue. For the past twenty years or more, I have been in a senior corporate role either as an executive or a public company director, including the position of chairman. Over the last twelve years, my corporate and public life has required me to spend considerable time away from my home. My wife and I have decided that while we both continue to enjoy good health, it is time to bring this part of my life to a close and step down from all corporate and public commitments.

Accordingly, I informed the Directors at our May 2004 Board Meeting that it is my intention not to seek re-election as a director this year and that I will retire from the Board at the conclusion of the Bank's Annual Meeting of shareholders in December.

In my remarks to shareholders at the Annual Meeting last year, I mentioned that the Board proposed to appoint an additional director to fill the vacancy caused by the retirement of Mr. John Mallick. A process is in place for the Directors to attend to the succession arrangements for the position of Chairman and the appointment of two new directors over coming months.

I have been immensely proud to serve as a director on the Board of St.George Bank and, since 1996, as the Chairman of the Board. I know I will be leaving at the end of the year with confidence that the Bank is in very good shape to face the future.



# SHAREHOLDER

## Highlights

(Comparisons are to the March 2003 half-year)

- Profit available to ordinary shareholders rose 18.8% to $354 million.
- Interim dividend rose 33.3% to 60 cents per ordinary share.
- Annualised basic earnings per ordinary share (before goodwill amortisation) increased 13.8% to 160.0 cents.
- Annualised return on average ordinary equity (before goodwill amortisation) increased from 20.4% to 21.6%.
- Lending assets (on and off balance sheet) increased 19.4% to $64.4 billion.
- Residential receivables (including securitisation) grew 19.4% to $45.9 billion. Annualised growth since September 2003 was 14.7%.
- Managed funds increased by 27.9%

## Financial Summary

### Statement of Financial Position as at

| (selected items) | Mar 04 $m | Sep 03 $m | Mar 03 $m |
|---|---|---|---|
| Total Assets | **66,326** | 62,714 | 57,340 |
| Loans and other receivables | **52,338** | 48,904 | 44,718 |
| Treasury securities | **5,461** | 5,419 | 5,590 |
| Retail deposits | **34,870** | 33,875 | 31,847 |
| Other borrowings | **20,350** | 18,044 | 16,362 |
| Shareholders' Equity | **4,533** | 4,365 | 4,200 |

### Statement of Financial Performance

| Half-Year Ended | Mar 04 $m | Sep 03 $m | Mar 03 $m |
|---|---|---|---|
| Interest income | **1,966** | 1,767 | 1,667 |
| Interest expense | **(1,172)** | (1,027) | (956) |
| Net interest income | **794** | 740 | 711 |
| Non-interest income | **475** | 462 | 448 |
| Bad and doubtful debts expense | **(52)** | (54) | (48) |
| Operating expenses | **(662)** | (654) | (624) |
| Share of net profit/(loss) of equity accounted associates | **1** | - | (3) |
| Operating profit before income tax | **556** | 494 | 484 |
| Income tax expense | **(180)** | (166) | (159) |
| **Operating profit after income tax** | **376** | 328 | 325 |
| Outside equity interests | **1** | 5 | - |
| **Operating profit after income tax and outside equity interests** | **377** | 333 | 325 |
| Preference dividends | **(23)** | (25) | (27) |
| **Profit available to ordinary shareholders** | **354** | 308 | 298 |

### Performance Ratios

| Half-Year Ended | Mar 04 % | Sep 03 % | Mar 03 % |
|---|---|---|---|
| **Return on average assets** (annualised) | | | |
| • before preference dividends and goodwill | **1.32** | 1.29 | 1.34 |
| • before preference dividends and after goodwill | **1.16** | 1.11 | 1.15 |
| **Return on average ordinary equity** (annualised) | | | |
| • after OEI, preference dividends and before goodwill | **21.56** | 20.21 | 20.36 |
| • after OEI, preference dividends and goodwill | **18.80** | 17.20 | 17.24 |
| **Expense/income ratio** | | | |
| • excludes goodwill | **48.1** | 49.9 | 49.2 |

FILE NO. 82-3809

# Managing Director's Update

I am delighted to report a strong first half-year result for the Group for the 2003/2004 financial year and would like to take this opportunity to update you in two key areas – our financial performance for the last six months and our current strategy.

## Interim profit results

Highlights include continuing strong revenue growth, well-contained costs, a robust interest margin and continuing excellent credit quality.

Profit available to ordinary shareholders was at $354 million for the half-year, an 18.8 per cent improvement on the corresponding period last year. This is a record level of profit for any six-month reporting period to date. Our expense-to-income continues to improve and is now well below 50 per cent.

A key highlight was the dividend of 60 cents, up 33.3 per cent on last year. This step change in our dividend payout reflects confidence in our organic growth strategy. It also serves to release some of our surplus franking credits.

Our top line growth has been driven by strong net interest income growth of 11.7 per cent and satisfactory non-interest income growth of 6.0 per cent, delivering total income growth of 9.5 per cent.

Strong revenue growth has come from building volumes and maintaining our interest margin. On the lending side, receivables (both on and off balance sheet) have grown 19.4 per cent on a March-to-March basis, while total retail deposits have grown 9.5 per cent.

I am particularly pleased with our continuing credit quality. Our non-accruals to total receivables remain at historically low levels of 0.11 per cent. Bad debts to total receivables remain stable at the low level of 0.20 per cent. Our policies and practices remain appropriately cautious in this environment.

With regard to managed funds, the twelve months to 31 March has seen excellent growth of 28 per cent across our portfolios. Sealcorp funds under administration have performed particularly well, growing by 30 per cent to now stand at $16.6 billion.

## Strategy Outlook

Our strategy remains a 'back-to-basics' focus of low risk organic growth. Our key priorities are; home loans, middle market, wealth management, productivity management, people and team, integrated sales and service and Victorian activities.

Home loans grew at 14.7 per cent annualised for the first half. This is below the average of the market and is partly due to a deliberate slowing of volumes in the first quarter to address service levels, particularly with regard to the broker channel.

I am pleased to say that we're turning this around. In the past few months we have performed strongly in approvals and settlements and expect to exceed system growth for the second half of this [illegible] 14 per cent for the full-year ended 31 March. This is well in excess of system growth over the period and, entering the second half of 2004, this growth remains strong. Importantly, this is not at the expense of quality. Our impaired assets to total Middle Market receivables are at an all time low of 0.19 per cent.

In Wealth Management, our Platform Business Sealcorp has had a very good year achieving 30 per cent growth since March 2003. We have a new CEO, Geoff Lloyd, and new products including our recently launched Asgard Elements, our mini Master Trust.

Wrap Funds-Under-Administration now stands at $1.7 billion with the new flows from our AMP partnership significantly assisting this growth. Our core business, the Master Trust, continues to experience steady growth and to maintain its margin. The Gold customer segment also continues to power ahead with138,000 customers in this segment, up from 106,000 in September and 80,000 in March of last year.

Pleasingly, customer retention remains very high at 98 per cent and customer satisfaction continues to increase. A key element of our strategy is optimising our cost structure through continuous improvement and, at any time, we have a range of specific projects underway to improving efficiency and delivery.

A good example is the simplification of branch processes. We have identified ways to eliminate unnecessary work and improve processes, freeing up the workload of the equivalent of 150 full-time staff across our network. We are not, however, pulling these staff out. They will remain and have additional capacity to spend time with customers.

The first two phases of our Integrated Sales and Service (ISS) program were rolled out in July/September 2003 and March 2004. This program is key to our strategy of deepening and strengthening customer relationships.

ISS is a major change program for the organisation. The way frontline staff think and go about their work is fundamentally different from one or even or two years ago. Most importantly, our people are enthusiastic about this direction and have engaged with us to make it work.

With regard to Victoria, we are growing faster than the market rate because we have the products, capabilities, brand and scale to do so. Our proposition is one of service and of being different from the major banks through a targeted and measured approach. Since September last year, we have launched two business banking sites, three branches and our flagship branch in Collins Street. Three further branch sites and 20 new ATMs are planned.

We are accelerating our Customer Service Strategy, putting customers at the centre of everything we do and focusing on target customer needs. This involves investing in our people, creating a culture of continuous improvement and building a sustainable future on strong foundations.

found satisfaction to be weakly correlated with both retention and customer balance growth. In other words, customers may say they're satisfied but that doesn't mean they'll stay with us or do more business with us.

We also found that customers who say they would be prepared to recommend us to others are much more likely to stay with us and to do more business with us. They become powerful referral sources. At St.George loyalty and retention drive value.

From these findings, we have developed a business framework underpinned by the belief that Engaged People and Great Customer Experience will deliver superior financial results.

The key to Engaged People, is having the right people in the right roles. I am passionate about making sure the people we bring to St.George are right for us, they must have a positive attitude and like dealing with customers.

The key to Great Customer Experience is careful targeting then delivering service propositions which encourage customers to stay with St.George, to do more business with us and to recommend us to others.

We are beginning to measure performance in these areas and already have excellent examples of this model to learn from in our Middle Market segment and our Private Bank.

## Outlook

Looking ahead, our strong underlying momentum has given us confidence to increase our full year earning per share (EPS) growth target from a range of 10-11 per cent to a new range of 11-13per cent. We can reaffirm our double-digit earnings per share growth target for 2005 and our strategy is on track with a heightened focus on our customer service differential.

Finally, may I, on behalf of the Board, management and staff express my thanks and gratitude to Mr Conroy for his wonderful leadership of St.George since becoming Chairman in 1996. We shall miss his wisdom, his guidance, and his steady hand. I know I can speak for all of you in wishing him well in the future.

We look forward to your continued support.



NPAT*


$m
360
300
240
180
120
354
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04

ROE*


%
22
20
18
16
14
21.6
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04

Expense/Income Ratio*


%
22
20
18
16
14
21.6
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04

*After preference dividends and before significant items
*Calculated before significant items and goodwill amortisation

Increased Dividend Payment


60
50
40
30
20
10
31
34
38
42
45
50
60

FILE NO. 82-3809

# MULTIPLY YOUR WEALTH WITH ST.GEORGE MARGIN LENDING

## What is Margin Lending?

Margin Lending is a smart way to borrow money to invest in shares, managed funds, master trusts and wraps. Also known as "gearing", margin lending lets you invest up to three times more than would be possible using your own funds alone. With a greater amount invested, it follows that you have the potential for greater returns.

Just like investing in property, where the loan is secured against the property, your margin loan is secured against the value of your shares, managed funds, master trusts and wraps. The value of your security and the specified gearing ratios of the shares or managed funds in which you wish to invest determine the amount you are able to borrow. As Margin Lender of the Year (as voted by Personal Investor Magazine 2003), St.George gives you all the benefits of margin lending along with our distinctively personal approach to financial solutions – a combination that makes St.George Margin Lending one of the smartest ways to maximise your wealth.

**How returns are multiplied by gearing.
Geared investments versus ungeared investments of $10,000, Australian Shares 1991 - 2004**



Not Geared 50% Gearing ratio 70% Gearing ratio
$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
$0
St.George Bank
Fosters Group
Woolworths


Data source: Reuters Australia Pty Ltd. Chart shows capital growth performance of a selection of shares over the period August 1991 to January 2004. Dividends, imputation credits, interest and facility costs are not included. St. George Bank shares cover the 11½ years from initial listing in July 1992 to January 2004. Woolworths shares cover the period from July 1993 to January 2004.

## How Margin Lending Can Boost Your Investments

Margin Lending can help you meet a wide variety of investment objectives by:

- Unlocking the equity in your existing investments – using cash or existing investments in shares or managed funds as security gives you even more funds to grow your wealth.
- Generating cash from your investments – by borrowing cash against your existing investments, you can raise cash without having to sell your investments and paying capital gains tax.
- Supplementing your superannuation – in addition to superannuation savings, margin lending is another way of building your investments before you retire.

For more information on how St.George Margin Lending can help you to reach your financial goals, contact a St.George Financial Planner on 1300 367 240 or contact Margin Lending directly on 1300 304 065, Monday to Friday, 8am – 6pm EST.

***Important Note:*** *Whilst margin lending enhances your potential for bigger gains, it can also expose you to greater risk in a falling market. Therefore it might not be suitable for every investor. Before considering whether to apply for a margin lending facility you should consider your own objectives, situation and needs and consult with a financial adviser.*

# ST.GEORGE FOUNDATION

THE ST.GEORGE FOUNDATION IS COMMITTED TO ENHANCING THE LIVES OF AUSTRALIA'S CHILDREN. THE FOUNDATION AIMS TO SUPPORT PROGRAMS THAT GIVE DISADVANTAGED AND DISABLED CHILDREN A MORE SECURE, COMFORTABLE AND ENRICHING LIFE.

In the latest financial year, the Foundation distributed more than $810,000 to 53 organisations across Australia. These funds were raised through annual fundraising events such as the St.George Foundation Golf Classic and Gala Dinner in Sydney and St.George staff Happy Hat Day.

Funds raised are used to make a difference to the lives of young people through funding youth suicide prevention programs, allowing disadvantaged kids to attend special camps such as Camp Quality and Asthma Camp and funding teachers for special education programs for young Aboriginals. The focus is on helping kids be the best they can

# A SAFETY NET FOR YOUR STANDARD OF LIVING

DON'T TAKE THE UNNECESSARY RISK OF LOSING YOUR CURRENT AND FUTURE LIFESTYLE TO THE FINANCIAL DEVASTATION OF A HEALTH CRISIS. A LITTLE PLANNING NOW COULD MAKE THE WORLD OF DIFFERENCE.

We all insure our material possessions but often don't think of ourselves. Yet, the contribution you make is essential to the financial security of your family. Whether you're the main income earner or running the household, could you continue to cover your expenses if something happened to you? And what of your plans for the future should your income cease because of an illness or injury?

St.George Protection Choices is a life insurance policy that offers a range of personal insurance solutions that provide an emergency relief fund to protect your assets against the risk of disability, serious medical trauma and death.

### How Would You Cope?

What would happen if you were unable to work for a number of months due to an illness or injury, or even forced into early retirement? When you consider how much you will earn over your working life, it makes good sense to protect against the risk of losing your income.

Consider the facts:

- 1 in every 2 working Australians is likely to be disabled for 3 months or more before reaching age 65. Yet, the average Australian household can survive for only 1 month without an income.
- 80% of Australians have at least one risk factor predisposing them to disability:
  - – 22% smoke regularly (1998)
  - – 43% do no physical activity (1999)
  - – 7,000,000 are overweight (1999-2000)
  - – 3,000,000 have high blood pressure (1999-2000)
  - – 6,000,000 have high cholesterol (1999-2000)

**Sources:** *Australian Institute of Health & Welfare, derived from Census Statistics, and the Heart Foundation of Australia.*

With the right cover in place, you can protect the lifestyle you've worked so hard to achieve in times of personal hardship or loss. Living expenses can be paid. Medical or rehabilitation costs can be covered. Incomes can be replaced. Your family's future can be secured. Get your lifestyle safety net today!

## SPECIAL OFFER FOR ST.GEORGE SHAREHOLDERS

Protect your lifestyle and financial future today. Apply for a St.George Protection Choices policy before 30 September 2004, and receive a 10% discount on the premium.

As an added bonus we'll give you free cover for a month when your policy starts!

This Special Offer is only available until 30 September 2004. Simply call us on 133 555 to talk to one of our consultants or to arrange a free financial needs analysis by one of our professional Financial Advisers. Mention this special offer for shareholders to receive free cover for one month and 10% off your premium.

Any advice in this article is prepared without consideration of your personal objectives, financial situation or needs. Before acting on the advice, you should consider if it is appropriate to your objectives, financial situation or needs. St.George Protection Choices can only be applied for by completing the application contained in a current Product Disclosure Statement (PDS). You can obtain a PDS by phoning 133 555. Please consider the PDS before you decide whether to acquire or continue holding the product.

St.George Protection Choices is issued by St.George Life Limited ABN 68 076 763 936 AFSL 240900, a separate company wholly owned by St.George Bank Limited ABN 92 055 513 070 AFSL 240997. St.George Bank Limited and other members of the St.George Group do not guarantee the payment of claims under the policy.

Since 1990 the St.George Foundation has contributed more than $6 million to children's charities, which could not have been achieved without the generous contribution of our staff, customers and suppliers.

**To make a donation to the St.George Foundation, please visit any St.George Branch.**



# SHAREHOLDER

FILE NO. 82-3809

## Financial calendar

| | |
|---|---|
| 11 June 2004 | Ex-dividend trading for ordinary shares |
| 18 June 2004 | Record date for ordinary share dividend |
| 2 July 2004 | Payment of interim ordinary dividend |
| *30 July 2004 | Ex-dividend trading for PRYMES |
| *6 August 2004 | Record date for PRYMES dividend |
| *20 August 2004 | Payment date for PRYMES dividend |
| 30 September 2004 | Financial year end |
| *3 November 2004 | Final profit and ordinary dividend declared |
| *29 November 2004 | Ex-dividend trading for ordinary shares |
| *3 December 2004 | Record date for ordinary share dividend |
| *17 December 2004 | Payment of final ordinary dividend |
| *17 December 2004 | Annual General Meeting |
| *1 February 2005 | Ex-dividend trading for PRYMES |
| *7 February 2005 | Record date for PRYMES dividend |
| *21 February 2005 | Payment date for PRYMES dividend |
| 31 March 2005 | Half-financial year end |
| *3 May 2005 | Interim profit and ordinary dividend declared |
| *30 May 2005 | Victorian Shareholders' Presentation |
| *14 June 2005 | Ex-dividend trading for ordinary shares |
| *20 June 2005 | Record date for ordinary share dividend |
| *4 July 2005 | Payment of interim ordinary dividend |

* proposed dates only

## End of Year Update

Some shareholders like to be kept up to date, but do not require all the information provided in the Concise Annual Report. As an alternative, St.George now offers an End of Year Update that will contain the following information:

- Chairman's Report
- Managing Director's Report
- Five Year Financial Summary
- Shareholder Friendly Financials
- Key Dates and Contact Details

If you would prefer to receive our End of Year Update instead of the Concise Annual Report, please complete the Annual Report form enclosed or contact the Bank's share registry, Computershare on 1800 804 457.

## Sell Back Rights - ATO Litigation

On 14 April 2004 the Federal Court held that St.George shareholders should not be taxed on the value of the Sell Back Rights when they were granted.

On 5 May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision.

A hearing date has not yet been allocated for the appeal. It is hoped the appeal will be heard in the latter part of this year, with a decision delivered early in 2005.

No further action is required by shareholders until the appeal process is complete.

St.George will continue to advise shareholders of further developments.

## Shareholder enquires

All shareholder enquiries should be directed to the Bank's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com.au

**Postal Address**
GPO Box 4519
Melbourne VIC 3001 Australia

ST0290C C06/04 St.George Bank Limited ABN 92 055 513 070 AFSL 240997

st.george

2 July 2004

Dear Shareholder

***St.George SAINTS — an exciting new investment opportunity***

St.George intends to issue a new class of preference shares called SAINTS, which stands for "Subordinated Adjustable Income Non-refundable Tier 1 Securities." As an existing St.George shareholder we are offering you a preferential allocation over general retail public applicants.*

**The issue price of each SAINTS is $100 with a minimum investment of 50 SAINTS or $5,000**. SAINTS will pay a non-cumulative floating rate dividend in arrears that will vary every 3 months.

St.George expects that dividends on SAINTS will be fully franked. The cash dividend rate for each dividend period will equal 70% of the sum of the market rate (which is the 90 day Bank Bill Swap Rate) and the margin. The margin will be determined in the week beginning 5 July 2004 and is expected to be announced on 12 July 2004. Further details are outlined in the Prospectus.

The offer of SAINTS will be made in, or accompanied by a copy of the Prospectus. Anyone wishing to acquire SAINTS must complete an application form that will be in or will accompany the Prospectus. St.George will apply for quotation of SAINTS on the ASX.

To obtain a Prospectus and your Personalised Application Form, simply telephone the St.George Infoline on 1800 804 457 as soon as possible, and follow the prompts. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) located at the top of this letter. Despatch of your Prospectus will commence from 15 July 2004. **You must apply using your Personalised Application Form in order to be entitled to receive a preferential allocation.**

The offer is expected to open on 12 July 2004 and close on 6 August 2004. **However, these dates may change and as such you are encouraged to submit your personalised Preferential Application Form as early as possible**.

The SAINTS Prospectus has been lodged with ASIC and is available on the St.George website: www.stgeorge.com.au

Yours faithfully

Frank J Conroy

st.george

2 July 2004

Dear PRYMES holder

***St.George SAINTS — an exciting new investment opportunity***

St.George intends to issue a new class of preference shares called SAINTS, which stands for "Subordinated Adjustable Income Non-refundable Tier 1 Securities." As an existing St.George PRYMES holder we are offering you a preferential allocation over general retail public applicants.*

**The issue price of each SAINTS is $100 with a minimum investment of 50 SAINTS or $5,000**. SAINTS will pay a non-cumulative floating rate dividend in arrears that will vary every 3 months.

St.George expects that dividends on SAINTS will be fully franked. The cash dividend rate for each dividend period will equal 70% of the sum of the market rate (which is the 90 day Bank Bill Swap Rate) and the margin. The margin will be determined in the week beginning 5 July 2004 and is expected to be announced on 12 July 2004. Further details are outlined in the Prospectus.

The offer of SAINTS will be made in, or accompanied by a copy of the Prospectus. Anyone wishing to acquire SAINTS must complete an application form that will be in or will accompany the Prospectus. St.George will apply for quotation of SAINTS on the ASX.

To obtain a Prospectus and your Personalised Application Form, simply telephone the St.George Infoline on 1800 804 457 as soon as possible, and follow the prompts. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) located at the top of this letter. Despatch of your Prospectus will commence from 15 July 2004. **You must apply using your Personalised Application Form in order to be entitled to receive a preferential allocation.**

The offer is expected to open on 12 July 2004 and close on 6 August 2004. **However, these dates may change and as such you are encouraged to submit your personalised Preferential Application Form as early as possible**.

The SAINTS Prospectus has been lodged with ASIC and is available on the St.George website: www.stgeorge.com.au

Yours faithfully

FILE NO. 82-3809



st.george

**To:** **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 1 |
| Contact Officer: | Rhonda Lee Quan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Dividend Reinvestment Plan** |
| Date Sent: | 6 July 2004 |

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's interim dividend (paid 2 July 2004) will be $22.02.

Further details with regard to the allocation of shares under the DRP will be announced by 10.00 am tomorrow morning.

Yours sincerely

Rhonda Lee Quan
**Secretary**

FILE NO. 82-3809

To: **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 1 |
| Contact Officer: | Rhonda Lee Quan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Dividend Reinvestment Plan (DRP) – New Issue of Shares** |
| Date Sent: | 7 July 2004 |

In reference to the dividend payment made to St.George Bank Shareholders on 2 July 2004, we advise that as a result of the DRP, 3,985,496 ordinary shares (subject to any minor adjustment which will be advised in our Application for Quotation), will be issued with an issue price of $22.02 per share. The new shares rank equally in all respects with other ordinary shares.

The amount of capital raised as a result of the DRP is approximately $87.7 million.

A combined dividend payment advice/holding statement will be dispatched to DRP participants by 16 July 2004.

Yours sincerely

Rhonda Lee Quan
**Secretary**

FILE NO. 82-3809



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| ST.GEORGE BANK LIMITED |
|---|

ABN

| 92 055 513 070 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 7,568 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 7 July 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 509,794,494 | Ordinary shares |
| 3,000,000 | PRYMES |
| 10,547 | Redeemable preference borrower share |
| 359,095 | Redeemable preference depositor share |
| 2 | Perpetual Notes |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | To be treated in the same manner as other quoted ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 8/7/2004

Print name: Rhonda Lee Quan

== == == == ==

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** ST.GEORGE BANK LIMITED | |
| **ABN** 92 055 513 070 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr Frank J Conroy |
| **Date of last notice** | 24 December 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct 8,081 shares (fully paid ordinary)<br>Indirect 6,497 shares (fully paid ordinary)<br>63 PRYMES |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Indirect Director of shareholder |
| **Date of change** | 2 July 2004 |
| **No. of securities held prior to change** | 14,364 shares (fully paid ordinary)<br>63 PRYMES |
| **Class** | Fully Paid Ordinary |
| **Number acquired** | 214 shares |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $22.02 per share |
| **No. of securities held after change** | 14,578 shares (fully paid ordinary)<br>63 PRYMES |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | ST.GEORGE BANK LIMITED |
| **ABN** | 92 055 513 070 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr Leonard F Bleasel |
| **Date of last notice** | 13 May 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct 37,626 shares (fully paid ordinary)<br>427 PRYMES<br>Indirect 3,000 (fully paid ordinary) |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Indirect Director of shareholder |
| **Date of change** | 2 July 2004 |
| **No. of securities held prior to change** | 39,628 shares (fully paid ordinary)<br>427 PRYMES |
| **Class** | Fully Paid Ordinary |
| **Number acquired** | 998 shares |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $22.02 per share |
| **No. of securities held after change** | 40,626 shares (fully paid ordinary)<br>427 PRYMES |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan. |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | ST.GEORGE BANK LIMITED |
| **ABN** | 92 055 513 070 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr Paul D R Isherwood |
| **Date of last notice** | 24 December 2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct 13,715 shares (fully paid ordinary)<br>11,572 shares (fully paid ordinary)* |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | * joint holding with spouse. |
| **Date of change** | 2 July 2004 |
| **No. of securities held prior to change** | 24,616 shares (fully paid ordinary) |
| **Class** | Fully Paid Ordinary |
| **Number acquired** | 671 shares |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $22.02 per share |
| **No. of securities held after change** | 25,287 shares (fully paid ordinary) |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: *Details are only required for a contract in relation to which the interest has changed* | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

FILE NO. 82-3809

st.george



**To:** **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 1 |
| Contact Officer: | Rhonda Lee Quan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **SAINTS – Announcement of Margin** |
| Date Sent: | 9 July 2004 |

On 2 July 2004, St.George Bank Limited (***St.George***) announced an offer of non-cumulative, redeemable and convertible preference shares called SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities) to raise A$300 million in Tier 1 capital, with the ability to accept oversubscriptions of up to A$50 million. A Prospectus for SAINTS was lodged with the Australian Securities and Investments Commission on that date.

A key feature of SAINTS is a non-cumulative floating rate Dividend. The Dividend will be set at a Margin above the 90 day bank bill swap rate (adjusted for franking credits). Following successful completion of the bookbuild, the Margin for the period to 20 November 2014 has been set at 1.35% per annum.

St.George shareholders and PRYMES holders registered at 7.00pm on 14 July 2004 will receive a preference in allocation over applicants who are members of the general public if there is demand in excess of the oversubscription amount.

Full details of the SAINTS offer are contained in the Prospectus which is available from the St.George website at www.stgeorge.com.au or by calling the St.George InfoLine on 1800 804 457.

**Important notice**
The offer of SAINTS will be made in the Prospectus that has been lodged with the Australian Securities and Investments Commission. Anyone wishing to apply for SAINTS will need to complete the application form that will be in, or will accompany, the Prospectus (in paper copy or electronic form) and return the application form during the offer period. The offer period is scheduled to open at 9.00am on 12 July 2004 and close at 5.00pm on 6 August 2004, but the closing date may change without notice.

This notice does not constitute an offer of securities in the US or to any US person (as defined in Regulation S under the US Securities Act of 1933 (US Securities Act)). SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account of, any US person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

Yours sincerely

Rhonda Lee Quan
**Secretary**

**FILE NO. 82-3809**

st.george



**To:** **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 66 |
| Contact Officer: | Rhonda Lee Quan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **SAINTS – Replacement Prospectus** |
| Date Sent: | 12 July 2004 |

St.George today lodged a replacement prospectus relating to its offer of SAINTS with the Australian Securities and Investments Commission including details of the Margin. The Margin has been set at 1.35% per annum for the period to 20 November 2014.

St.George shareholders and PRYMES holders registered at 7.00pm on 14 July 2004 will receive a preference in allocation over applicants who are members of the general public if there is excess demand for SAINTS.

Full details of the SAINTS offer are contained in the prospectus which is available from the St.George website at www.stgeorge.com.au or by calling the St.George InfoLine on 1800 804 457.

**Important notice**

The offer of SAINTS will be made in the prospectus dated 12 July 2004 that has been lodged with the Australian Securities and Investments Commission today. Anyone wishing to apply for SAINTS will need to complete the application form that will be in, or will accompany, the prospectus (in paper copy or electronic form) and return the application form during the offer period. The offer period is scheduled to open at 9.00am on 12 July 2004 and close at 5.00pm on 6 August 2004, but the closing date may change without notice.

This notice does not constitute an offer of securities in the US or to any US person (as defined in Regulation S under the US Securities Act of 1933 (US Securities Act)). SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account of, any US person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

Yours sincerely

Rhonda Lee Quan
**Secretary**

# SAINTS

Subordinated Adjustable Income Non-refundable Tier 1 Securities

# PROSPECTUS

St.George Bank Limited (ABN 92 055 513 070)

An Offer of $300 million of SAINTS.
St.George may accept oversubscriptions for up to an additional $50 million.

Joint Lead Managers

Goldman Sachs JBWere JPMorgan

Co-Managers

Macquarie Equities Limited
St.George Private Bank
Ord Minnett Limited
UBS Private Clients Australia Limited

## IMPORTANT INFORMATION

**This Prospectus**
This Prospectus is an invitation to apply for non-cumulative, redeemable and convertible preference shares called SAINTS at the Face Value of $100 each payable in full on Application. This Prospectus is a replacement prospectus and is dated 12 July 2004. It replaces the prospectus lodged with ASIC on 2 July 2004 (Original Prospectus). The Expiry Date of this Prospectus is 2 August 2005. Neither ASIC nor ASX takes responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. No SAINTS will be allotted or issued on the basis of this Prospectus after the Expiry Date.

**No representations other than this Prospectus**
Potential investors should rely on information in this Prospectus and seek professional guidance from a stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest in SAINTS. Any representation or information not so contained in this Prospectus may not be relied upon as having been authorised by St.George. Except as required by law and only to the extent so required, neither St.George nor any other person warrants the future performance of SAINTS, St.George or any return on any investment made pursuant to this Prospectus.

**SAINTS not deposits or liabilities of St.George**
Investments in SAINTS are not deposits or liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation. The investment performance of SAINTS is not guaranteed by St.George or any other entity in the Group.

**No investment advice**
The information provided in this Prospectus is not financial product advice and has been prepared without taking into account your investment objectives, financial situation or particular needs. It is important that you read this Prospectus in its entirety before deciding whether to invest in SAINTS and consider the risk factors that could affect the performance of SAINTS or St.George. You should carefully consider these factors in light of your personal circumstances (including financial and taxation issues) and seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest in SAINTS. Some risk factors that you should consider are outlined in Section 6.

**Offering restrictions**
The Offer is available to persons receiving this Prospectus in Australia. Due to regulatory requirements, the invitation to apply for SAINTS is not extended to investors (including Ordinary Shareholders and PRYMES holders) located or resident outside Australia, other than certain institutional investors outside Australia and the US at the sole discretion of St.George and the Joint Lead Managers, and in compliance with applicable laws in the relevant jurisdictions. Please refer to Section 8.4 for further details.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law. Potential investors in such jurisdictions who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation to potential investors to whom it would not be lawful to make such an offer or invitation.

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S under the US Securities Act). SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

The Offer is not open to US Persons or any person acting on behalf of, or for the account of, a US Person.

**Exposure Period**
The Corporations Act prohibits the acceptance of Applications during [illegible] the date the Original Prospectus was lodged

The purpose of the Exposure Period is to enable the Original Prospectus to be examined by market participants prior to the raising of funds. Applications received during the Exposure Period will not be accepted until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period. The Original Prospectus was made available online at St.George's web site at www.stgeorge.com.au during the Exposure Period and on request during this period by calling the St.George InfoLine on **1800 804 457**.

**Prospectus availability and applications**
Applicants using an Application Form attached to either the electronic or printed version of this Prospectus must be located and resident in Australia.

**Electronic Prospectus**
This Prospectus may be viewed online at St.George's web site at www.stgeorge.com.au. An Application Form will not be available during the Exposure Period. Application Forms will be made available from the Opening Date. Persons who access the electronic version of this Prospectus must ensure that they download and read this Prospectus in its entirety. The Offer in this Prospectus is only available to persons receiving the electronic version of this Prospectus in Australia.

**Printed Prospectus**
Printed copies of this Prospectus and Application Forms are available free of charge during the Offer period by calling the St.George InfoLine on **1800 804 457**.

**Applying for SAINTS**
An Application can only be submitted on an original Application Form that accompanies this Prospectus (or on a printed Application Form accompanying the electronic Prospectus). Please refer to Section 3 for further details on how to apply for SAINTS.

**Ordinary Shareholders and PRYMES holders**
Ordinary Shareholders and PRYMES holders may be entitled to a preferential allocation. Please refer to Section 3.4 for details.

**No withdrawal of Application**
You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act.

**Refunds**
If you are allotted and issued less than the number of SAINTS that you applied for, you will receive a refund cheque as soon as practicable after the Closing Date. No interest will be payable on Application Monies.

**Trading in SAINTS**
It is your responsibility to determine your Allocation before trading in SAINTS to avoid the risk of selling SAINTS you do not own. To assist you in determining your Allocation prior to the receipt of your holding statement, you may call the St.George InfoLine on **1800 804 457**.

If you sell SAINTS before you receive confirmation of your Allocation, you do so at your own risk.

**Defined words and expressions**
Some words and expressions used in this Prospectus have defined meanings. These words and expressions are defined in clause 8(m) of the Terms of Issue and in the Glossary of terms. A reference to $ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time.

**Privacy**
When making an Application, Applicants will be required to provide personal information to St.George and the St.George Share Registry. Please refer to Section 3.11 for details about how your personal information will be treated.

**Enquiries**
If you have any questions in relation to the Offer, please call the St.George InfoLine on **1800 804 457**.

## TABLE OF CONTENTS



## SUMMARY OF KEY DATES

| Event | Date |
|---|---|
| Announcement of Offer and Original Prospectus lodged with ASIC | 2 July 2004 |
| Bookbuild | 8 and 9 July 2004 |
| Margin announced | 12 July 2004 |
| Opening Date | 12 July 2004 |
| Eligible Shareholder record date | 14 July 2004 |
| Closing Date | 6 August 2004 |
| Allotment Date | 13 August 2004 |
| Commencement of trading of SAINTS on ASX on a deferred settlement basis | 16 August 2004 |
| Holding statements dispatched | 18 August 2004 |
| Commencement of trading of SAINTS on ASX on a normal settlement basis | 19 August 2004 |
| First Dividend Payment Date | 20 November 2004 |
| First Fixed Exchange Date | 20 November 2014 |

**Dates may change**
These dates are indicative only and may change. St.George may extend the Closing Date, close the Offer early without notice or withdraw the Offer at any time *prior to the issue of SAINTS. Accordingly, you are* encouraged to apply as soon as possible on or after the Opening Date. If the Closing Date is extended, the subsequent dates may also be extended.

**Quotation**
St.George has applied to ASX within seven days after the date of the Original Prospectus for SAINTS to be quoted on the financial market operated by ASX.

**Disclaimer**
Any representation or information not contained in this Prospectus may not be relied upon as having been authorised by St.George. Except as required

## CHAIRMAN'S LETTER

2 July 2004

Dear Investor

On behalf of the St.George Board of Directors, I am pleased to offer you the opportunity to invest in St.George through a new class of preference shares called SAINTS.

St.George proposes to issue $300 million of SAINTS at a Face Value of $100 each and may accept oversubscriptions for up to an additional $50 million. The minimum investment for Applicants is $5,000. Ordinary Shareholders and PRYMES holders are entitled to a preference in allocation of SAINTS over general retail public Applicants if there is excess demand. St.George will apply for SAINTS to be quoted on ASX. Once quoted, Holders will be able to buy and sell SAINTS on ASX at the prevailing market price.

The Offer forms part of St.George's ongoing capital management program. The proceeds from this Offer are intended to be used to enhance St.George's overall capital position and to fund the ongoing growth of St.George's business.

A non-cumulative floating rate Dividend will be payable on SAINTS, with the first Dividend payable on 20 November 2004, and subsequent Dividends payable quarterly thereafter with the Dividend Rate varying each quarter. The Dividend Rate for each Dividend Period will equal 70% of the sum of the Market Rate (which is the 90 day Bank Bill Swap Rate) and the Margin. Example Dividend Rates and Dividend amounts are provided in Section 2.2 of this Prospectus. St.George expects that Dividends on SAINTS will be fully franked.

SAINTS are perpetual and have no maturity. St.George may require Exchange of SAINTS on or after 20 November 2014. If St.George does not Exchange SAINTS by 20 November 2014, the Margin will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

Full details of this investment opportunity are set out in this Prospectus and I urge you to read it carefully. To subscribe for SAINTS, you will need to fill out and return the Application Form attached to, or accompanying, this Prospectus during the Offer period. If you have any questions regarding the Offer, please contact your stockbroker, solicitor, accountant or other professional adviser.

The Offer is due to open on 12 July 2004 and close on 6 August 2004. However, it is possible that these dates may change so I encourage you to lodge your Application early.

On behalf of the St.George Board of Directors, I invite you to consider this investment opportunity.

Yours faithfully

**Frank J Conroy**

Chairman
St.George Bank Limited

# 1. OFFER SUMMARY

# 1. OFFER SUMMARY

**This Prospectus contains the details of the Offer. Set out below is a summary of the key terms of SAINTS. This information should be read in conjunction with other information contained in this Prospectus and, in particular, the Terms of Issue which are set out in full in Appendix A.**

| | |
|---|---|
| **Issuer** | St.George Bank Limited (ABN 92 055 513 070). |
| **Security** | Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS). These are non-cumulative, redeemable and convertible preference shares in St.George. |
| **Offer Size** | Three million SAINTS to raise $300 million. St.George may accept oversubscriptions for up to an additional 500,000 SAINTS to raise a further $50 million. |
| **Face Value** | $100 per SAINTS. |

**Dividend**

A preferred, non-cumulative, floating rate Dividend equal to:

$$\frac{\text{Dividend Rate x Face Value x number of days in Dividend Period}}{365}$$

The payment of Dividends is at the Directors' discretion and is subject to a number of conditions. See clause 2.3 of the Terms of Issue.

If a Dividend has not been declared or a Dividend has been declared but has not been paid in full within 20 Business Days of the relevant Dividend Payment Date, then without approval of a Special Resolution of Holders:

- no dividends or distributions can be declared or paid on any share capital of St.George over which SAINTS rank in priority for participation in profits;
- no dividends or distributions can be declared or paid on SAINTS or on any share capital of St.George which ranks equally with SAINTS for participation in profits; and
- no returns of capital can be made on any share capital of St.George that SAINTS rank in priority to,

other than to permit the payment of Optional Dividends and optional dividends or unless St.George takes certain actions. See clause 2.9 of the Terms of Issue.

**Dividend Rate**

The Dividend Rate for each Dividend Period is calculated as:

(Margin per annum plus the Market Rate per annum) multiplied by (1 – T).

T means the Australian corporate tax rate applicable on the Allotment Date, which is taken to be 30%. St.George expects the Dividend to be fully franked. See clauses 2.1 and 2.2 of the Terms of Issue.

The Margin for the period to 20 November 2014 is 1.35% per annum. It was determined by the Bookbuild held on 8 and 9 July 2004.

The Market Rate is the 90 day Bank Bill Swap Rate applying on the first Business Day of each Dividend Period expressed as a percentage per annum.

If St.George does not Exchange SAINTS by 20 November 2014, the Margin will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

**Dividend Payment Dates**

Dividends are payable in arrears on 20 November, 20 February, 20 May and 20 August in each year that SAINTS are on issue. The first Dividend Payment Date is 20 November 2004. The last Dividend Payment Date is the date on which SAINTS are Exchanged.

**Franking**

St.George expects the Dividend to be fully franked. If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George differs from the Australian corporate tax rate applicable on the Allotment Date, the Dividend will be adjusted downwards or upwards accordingly.

If a Dividend is unfranked or partially franked, the Dividend will be increased to compensate for the unfranked component. See clause 2.2 of the Terms of Issue.

**Exchange by St.George**

SAINTS are perpetual securities and have no maturity. St.George may Exchange some or all SAINTS on 20 November 2014, or any subsequent Dividend Payment Date, or Exchange all SAINTS on the occurrence of a Tax Event or Regulatory Event. On Exchange, at its sole discretion, St.George may:

- convert SAINTS into Ordinary Shares;
- redeem, buy back or cancel SAINTS for their Face Value subject to prior approval by APRA; or
- undertake a combination of the above.

Any buy-back or cancellation of SAINTS will be subject to St.George also obtaining all other relevant consents.

See Section 2.3 and clause 3 of the Terms of Issue.

**Conversion Ratio**

The rate at which SAINTS will convert into Ordinary Shares will be calculated by reference to the VWAP of Ordinary Shares during the 20 Business Days immediately preceding the Exchange Date, less a discount of 2.5% on the VWAP of Ordinary Shares. This is subject to a Maximum Conversion Number.

See clauses 3.3 to 3.11 of the Terms of Issue.

**Maximum Conversion Number**

The Maximum Conversion Number ensures the maximum number of Ordinary Shares that each SAINTS can be Exchanged for is 400 Ordinary Shares, subject to adjustment for rights issues, bonus issues, off market buy-backs, returns of capital or at the Directors' sole discretion in accordance with the Terms of Issue.

**Ranking**

SAINTS rank equally among themselves and are subordinated to all depositors and creditors of St.George. SAINTS are not deposits or liabilities of St.George. SAINTS rank equally with PRYMES in respect of the payment of Dividends which have been declared and dividends on PRYMES which have been declared. SAINTS also rank equally with PRYMES and Depositary Capital Securities in respect of a return of capital and the payment of dividends declared but unpaid upon a winding up of St.George.

St.George reserves the right in the future to issue additional SAINTS (or other preference shares or capital securities ranking equally with or behind SAINTS whether in respect of dividends, a return of capital on winding up, or otherwise) without the approval of Holders.

**Participation**

SAINTS do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise.

**Voting rights**

SAINTS do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by ASX Listing Rules. See clause 5 of the Terms of Issue.

**Quotation**

St.George has applied within seven days after the date of the Original Prospectus for SAINTS to be quoted on ASX. Quotation is not guaranteed or automatic. If quotation is not granted, SAINTS will not be issued and Application Monies (without interest) will be refunded to Applicants.

# 2. ANSWERS TO KEY QUESTIONS

## 2. ANSWERS TO KEY QUESTIONS

**This Section answers some questions that investors may have about SAINTS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The Terms of Issue are set out in full in Appendix A.**

## 2.1 WHAT ARE SAINTS?

SAINTS are redeemable, convertible preference shares that entitle Holders to a non-cumulative Dividend in preference to any dividends paid on Ordinary Shares. SAINTS rank equally with PRYMES in respect of payment of dividends. In the event of a winding up, SAINTS will rank behind depositors and creditors of St.George, equally with holders of PRYMES and Depositary Capital Securities, and ahead of Ordinary Shareholders for any return of capital (not exceeding the Face Value) and payment of declared but unpaid dividends. SAINTS have no maturity. Holders do not have a right to require St.George to Exchange SAINTS. SAINTS may be converted into Ordinary Shares in certain circumstances at the sole option of St.George. Holders do not have a right to require St.George to convert SAINTS into Ordinary Shares.

## 2.2 DIVIDENDS

### 2.2.1 How will the Dividend Rate be calculated?

The Dividend Rate will be a floating rate and will be set on the first Business Day of each Dividend Period by adding the Margin to the Market Rate (which will be the annualised 90 day Bank Bill Swap Rate on the first Business Day of the Dividend Period) and multiplying this by (1 – T), where **T** is the Australian corporate tax rate applicable on the Allotment Date, which will be taken to be 30%.

The Margin was determined through a Bookbuild conducted on 8 and 9 July 2004 as described in Section 4.3 and is 1.35% per annum.

The Market Rate for the first Dividend Period will be the 90 day Bank Bill Swap Rate on the Allotment Date.

As an example, if the Market Rate on the Allotment Date is 5.4933% per annum, the Dividend Rate for the first Dividend Period would be calculated as follows:

| | |
|---|---|
| Market Rate | 5.4933% per annum |
| Plus Margin | 1.3500% per annum |
| | 6.8433% per annum |
| Multiplied by (1 – T) | 0.70 |
| Dividend Rate for first Dividend Period | 4.7903% per annum |

The actual Dividend Rate for each Dividend Period (including the first Dividend Period) may be lower or higher than the example given above.

### 2.2.2 How will the actual amount of the Dividend be calculated?

The Dividend payable on each SAINTS for each Dividend Period will be calculated in accordance with the following formula:

$$\frac{\text{Dividend Rate x Face Value x N}}{365}$$

where:

**N** is the number of days in the Dividend Period.

Continuing from the previous example, if the number of days in the Dividend Period was 90 days then the Dividend for that Dividend Period would be calculated as follows:

$$\frac{4.7903\% \text{ x } \$100 \text{ x } 90}{365} = \$1.1812 \text{ per SAINTS}$$

All calculations of Dividends will be rounded to the nearest four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of SAINTS, any fraction of a cent will be disregarded.

The actual Dividend for each Dividend Period (including the first Dividend Period) may be lower or higher than the example given above.

### 2.2.3 What is the 90 day Bank Bill Swap Rate?

The 90 day Bank Bill Swap Rate is a benchmark interest rate in the Australian money market commonly used by major Australian banks to lend cash to each other over a 90 day period. On 1 July 2004, the 90 day Bank Bill Swap Rate was 5.4933% per annum. The graph below illustrates the movement in the 90 day Bank Bill Swap Rate over the last 10 years:

**90 day Bank Bill Swap Rate (%)**


12
10
8
6
4
2
0
Jun 1994
Jun 1995
Jun 1996
Jun 1997
Jun 1998
Jun 1999
Jun 2000
Jun 2001
Jun 2002
Jun 2003
Jun 2004

**2.2.4 Will the Margin change over time?**
If St.George does not Exchange SAINTS by 20 November 2014, the Margin for each Dividend Period commencing on or after 20 November 2014 will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

**2.2.5 When will Dividends be paid?**
Subject to the conditions described in Section 2.2.6, Dividends are payable in arrears on 20 November, 20 February, 20 May and 20 August in each year. The first Dividend Payment Date is 20 November 2004.

Dividends that have become due and payable are also paid on an Exchange Date (see clause 2.6 of the Terms of Issue). The last Dividend Payment Date is the date on which SAINTS are Exchanged.

**2.2.6 Will Dividends always be paid?**
Dividends may not always be paid. SAINTS are not debt instruments and the Dividends payable are not the same as interest payments. Payment of Dividends is subject to:

(a) the Directors, at their discretion, declaring the Dividend to be payable;

(b) St.George having profits available for the payment of the Dividend, as required by the Corporations Act;

(c) the payment of the Dividend having the result that St.George and the consolidated Group will still comply with APRA's capital adequacy guidelines as they are applied at that time (unless APRA otherwise gives its prior approval);

(d) the amount of the Dividend not exceeding the profits after tax of the consolidated Group (as disclosed in the latest publicly available financial results for the consolidated Group) for the immediately preceding Reporting Year less the aggregate amount of dividends paid by St.George in the period from the end of that Reporting Year up to the Record Date for the Dividend (unless APRA otherwise gives its prior approval); and

(e) APRA having not objected to the payment of the Dividend.

If one or more of these conditions are not satisfied, a Dividend may not be paid.

As Dividends are non-cumulative, Holders will have no recourse to payment from St.George and will not receive payment of these Dividends at any later time. The Directors may make an Optional Dividend payment as described in clause 2.9 of the Terms of Issue. See Section 6 for an outline of the major risks affecting the level of profitability of St.George.

**2.2.7 What happens if a Dividend is not paid?**
Dividends on SAINTS are non-cumulative and therefore if a Dividend or part of a Dividend is not paid on a Dividend Payment Date, Holders will not receive that Dividend at any later time.

If St.George does not declare or pay a declared Dividend in full within 20 Business Days after a Dividend Payment Date, then, without the requisite approval of Holders, St.George must not:

(a) declare or pay a dividend, or make a distribution to holders of certain share capital of St.George:
  (i) in the case of share capital of St.George over which SAINTS rank in priority, unless:
    - 12 months of consecutive Dividends payable on SAINTS thereafter have been paid in full; or
    - an Optional Dividend has been paid to Holders equal to the unpaid amount (if any) of the Dividend amount for the 12 months immediately preceding the date of payment of the Optional Dividend with payment of any Optional Dividend being subject to APRA's prior approval; or
  (ii) in the case of share capital of St.George ranking equally with SAINTS (including SAINTS), unless optional dividend payments equal to the unpaid dividend amounts on all share capital of St.George ranking equally with SAINTS (including SAINTS) for the immediately preceding six months are made; or

(b) redeem, reduce, cancel, or acquire for any consideration any share capital of St.George (other than SAINTS or share capital ranking equally with or in priority to SAINTS) unless all SAINTS have been redeemed, bought back, cancelled or converted into Ordinary Shares.

Payment of Optional Dividends is subject to the conditions described in Section 2.2.6.

**2.2.8 What happens if St.George is unable to pay fully franked Dividends?**
If a Dividend is unfranked or partially franked, St.George will increase the amount of the Dividend to compensate for the unfranked portion in accordance with the formula set out in clause 2.2(b) of the Terms of Issue. Where the Directors make a declaration to pay a Dividend which is not fully franked but the Dividend is not increased, St.George will be restricted in making dividend payments and distributions and restricted in returning capital on share capital of St.George ranking equally with or below SAINTS as described in Section 2.2.7.

**2.2.9 What happens if the Australian corporate tax rate changes?**
If there is a change in the Australian corporate tax rate applicable to the franking account of St.George from which a Dividend is to be franked (i.e. a change from the 30% Australian corporate tax rate which is taken to be applicable on the Allotment Date), the Dividend will be adjusted in accordance with the formula set out in clause 2.2(a) of the Terms of Issue.

## 2.3 EXCHANGE OF SAINTS

### 2.3.1 What is Exchange?

St.George may Exchange some or all SAINTS on 20 November 2014 or on any subsequent Dividend Payment Date, or Exchange all SAINTS on the last Business Day of the month following the month in which an Exchange Notice was served by St.George by reason of the occurrence of a Tax Event or a Regulatory Event.

On Exchange, at its sole discretion, St.George may:

- convert SAINTS into Ordinary Shares (refer to Section 2.3.4);
- redeem, buy back or cancel SAINTS for their Face Value, subject to prior approval by APRA; or
- undertake a combination of the above.

Any buy-back or cancellation of SAINTS will be subject to St.George obtaining all relevant consents.

See clause 3 of the Terms of Issue for further information about Exchange.

### 2.3.2 Can a Holder require Exchange?

Holders cannot require Exchange.

### 2.3.3 When can St.George require Exchange?

**Exchange by St.George on or after 20 November 2014**

St.George may elect to Exchange SAINTS on 20 November 2014 or any subsequent Dividend Payment Date by delivering an Issuer Exchange Notice to Holders at least 30 Business Days (but no more than three months) prior to the relevant Exchange Date in respect of some or all SAINTS on issue. See clause 3.1 of the Terms of Issue.

The Issuer Exchange Notice will include which one or combination of the following methods of Exchange will apply on the Exchange Date:

- convert SAINTS into Ordinary Shares (refer to Section 2.3.4); or
- redeem, buy back or cancel SAINTS for their Face Value, subject to prior approval by APRA.

Any buy-back or cancellation of SAINTS will be subject to St.George obtaining all relevant consents.

**Exchange by St.George on a Tax Event or Regulatory Event**

St.George may require Exchange following the occurrence of a Tax Event or Regulatory Event by delivering an Issuer (Event) Exchange Notice in respect of all (but not some only) of the SAINTS on issue. If an Issuer (Event) Exchange Notice is served, the Exchange Date is the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served unless St.George determines an earlier Exchange Date in the Issuer (Event) Exchange Notice. The Issuer (Event) Exchange Notice will outline the method(s) of Exchange St.George will apply on the relevant Exchange Date (see clause 3.1 of the Terms of Issue).

### 2.3.4 What happens on conversion?

On conversion, each SAINTS will convert into one Ordinary Share and its Holder will also be issued the number of additional Ordinary Shares determined in accordance with the formula set out in clause 3.4 of the Terms of Issue (summarised in the next paragraph). All of those Ordinary Shares will rank equally in all respects with Ordinary Shares then on issue.

The number of additional Ordinary Shares issued for each SAINTS will be calculated as the lesser of:

- the Maximum Conversion Number; and
- a number which, when added to the one Ordinary Share arising on conversion of SAINTS itself as referred to above, will give a total number of Ordinary Shares calculated by dividing the Face Value by the VWAP of Ordinary Shares, discounted by 2.5%, for the 20 Business Days prior to the conversion date.

For example, on conversion, each Holder will receive Ordinary Shares (based on VWAP discounted by 2.5%) to the value of $100 for each SAINTS held. The number of Ordinary Shares received will vary depending on the VWAP calculated in accordance with clauses 3.4 and 3.5 of the Terms of Issue.

The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of St.George (including capital reconstructions, buy-backs, returns of capital, bonus and rights issues and other circumstances at the sole discretion of the Directors) as set out in clauses 3.6 to 3.10 of the Terms of Issue.

### 2.3.5 What is the Buy-Back Agreement?

The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

- St.George giving an Exchange Notice to each of the Holders of SAINTS that it has determined to buy back the SAINTS identified in the Exchange Notice; and
- St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which SAINTS are quoted.

The Buy-Back Agreement provides that St.George will buy back each SAINTS for its Face Value on the relevant Exchange Date. Each Holder irrevocably appoints any Director or officer or duly authorised attorney of St.George as its true and lawful attorney to execute a transfer and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to St.George of the SAINTS, and agrees that in exercising this power of attorney St.George shall be entitled to act in the interests of St.George as the buyer of SAINTS.

**2.3.6 What happens if St.George does not require Exchange by 20 November 2014?**

If St.George does not Exchange SAINTS by 20 November 2014, the Margin for each Dividend Period commencing on or after 20 November 2014 will be increased by a one-time step up of 1.00% per annum until SAINTS are Exchanged.

## 2.4 OTHER KEY QUESTIONS

**2.4.1 Will Holders be able to require repayment of their investment?**

Holders have no right to require St.George to repay any of the money originally paid for SAINTS, except if St.George is wound up.

**2.4.2 In a winding up of St.George, what will Holders receive?**

If St.George is wound up, Holders will be entitled to a return of capital (not exceeding the Face Value) and payment of any Dividends declared but unpaid, depending on the amount of funds remaining in St.George after all creditors and liabilities ranking ahead of SAINTS have been paid. Holders rank ahead of Ordinary Shareholders in a winding up for a return of capital (not exceeding the Face Value) and for any Dividends declared but unpaid.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

SAINTS do not confer any further right to participate in a distribution of St.George's surplus assets.

**2.4.3 Can SAINTS be purchased or sold on ASX?**

St.George has applied within seven days after the date of the Original Prospectus for SAINTS to be quoted on ASX. Once quoted, SAINTS can be purchased or sold through any stockbroker. If quotation is not granted, SAINTS will not be issued and Application Monies will be refunded to Applicants. No interest will be paid to Applicants on Application Monies.

**2.4.4 What are the taxation implications of holding or disposing of SAINTS?**

Potential investors should obtain their own taxation advice, as the taxation implications of investing in SAINTS will depend on a Holder's individual circumstances. A general outline of the taxation implications for certain investors who are Australian residents for taxation purposes can be found in Section 7. Potential investors who are not Australian residents for taxation purposes should seek their own professional taxation advice.

**2.4.5 What are the implications of International Financial Reporting Standards (IFRS)?**

It is currently anticipated that the Australian Accounting Standards Board will proceed with the adoption of the IFRS regime in January 2005. St.George has received advice from KPMG that SAINTS should be classified as equity on St.George's balance sheet following the implementation of IFRS. Consequently, Holders should continue to be entitled to Dividends after the introduction of IFRS. However, should the introduction of IFRS impact the tax or regulatory classification of SAINTS, it may constitute a Tax Event or Regulatory Event (see clause 8(m) of the Terms of Issue) and entitle St.George to require Exchange. See also Section 2.3.3.

**2.4.6 Do SAINTS have voting rights?**

SAINTS do not generally have voting rights, except in the limited circumstances prescribed by ASX Listing Rules and as described in the Terms of Issue. If these circumstances apply, then each SAINTS will carry the same voting rights as the number of Ordinary Shares that the Holder would be entitled to, assuming that conversion had taken place immediately prior to the relevant meeting (see clause 5 of the Terms of Issue).

**2.4.7 Is brokerage or stamp duty payable?**

No brokerage or stamp duty is payable on the issue of SAINTS. You may have to pay brokerage on any subsequent transfer of your SAINTS on ASX.

**2.4.8 What are the risks of investing in SAINTS?**

An investment in St.George, through SAINTS, involves risks. You should refer to Section 6 for further information on some of these risks. You should read this Prospectus in its entirety. If you are unclear on any matter or uncertain if SAINTS are a suitable investment for you, you should seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

**2.4.9 How will the proceeds of the Offer be used by St.George?**

The Offer of SAINTS forms part of St.George's ongoing capital management program. The proceeds from the Offer are intended to be used to enhance St.George's overall capital position and to fund the ongoing growth of St.George's business.

# 3. HOW TO APPLY FOR SAINTS

# 3. HOW TO APPLY FOR SAINTS

## 3.1 WHO MAY APPLY

The Offer is available to Australian residents receiving this Prospectus in Australia, including by downloading a copy of this Prospectus from St.George's web site at www.stgeorge.com.au. Applicants using an Application Form attached to either the electronic or printed version of this Prospectus must be Australian residents. At the sole discretion of the Joint Lead Managers, the Offer may be made available to certain institutional investors in jurisdictions outside Australia and the US in compliance with all applicable laws in the relevant jurisdictions. No action has been, or will be, taken to register this Prospectus in any jurisdiction outside of Australia. This Prospectus does not constitute an offer or invitation to potential investors where such an offer or invitation would be unlawful (see Section 8.4).

## 3.2 WHEN TO APPLY

The Offer is expected to open at 9.00am on 12 July 2004 and close at 5.00pm on 6 August 2004. Applications must be received by the St.George Share Registry, Computershare Investor Services Pty Limited (Sydney Office), by no later than 5.00pm on 6 August 2004. Applicants who have received a Broker Firm Allocation should not return their Application to the St.George Share Registry but instead return it to their broker in accordance with the broker's instructions.

St.George may extend the Closing Date, close the Offer early without notice, and accept late Applications, either generally or in particular cases. You are therefore encouraged to submit your Application as soon as possible on or after the Opening Date. If the Closing Date is varied, subsequent dates may also be varied accordingly.

St.George may withdraw the Offer at any time prior to the Allotment Date.

## 3.3 HOW TO APPLY

You may apply for SAINTS:

- by completing the Application Form attached to or accompanying this Prospectus or obtained from the St.George web site at www.stgeorge.com.au in accordance with the instructions set out on the Application Form; or
- through the Broker Firm Offer as instructed by your broker.

Persons who receive the electronic version of this Prospectus should ensure that they download and read the Prospectus in its entirety. Applications cannot be made online.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

## 3.4 ORDINARY SHAREHOLDER OR PRYMES HOLDER APPLICANTS

If you were registered as an Australian resident Ordinary Shareholder or PRYMES holder at 7.00pm on 14 July 2004 (Eligible Shareholder) you will be entitled to a preference in allocation over general retail public Applicants where there is excess demand for the Offer. The level of this preference will be determined by St.George at its sole discretion having regard to the level of Applications. It will not entitle you to any particular allocation.

If you are an Eligible Shareholder and you apply to receive a Prospectus by contacting the St.George InfoLine on 1800 804 457, you should receive a personalised Application Form with your copy of this Prospectus. You must use the personalised Application Form to apply for SAINTS to be entitled to receive your preference in allocation (see Section 4.2). If you use a general Application Form downloaded from the St.George website at www.stgeorge.com.au or attached to the Prospectus, you will not be entitled to receive a preference in allocation.

## 3.5 MINIMUM APPLICATION

The price for each SAINTS is $100. Applications must be for a minimum of $5,000 (50 SAINTS). However, you may be allocated a lesser number of SAINTS, including zero, in the event that there is excess demand for the Offer.

## 3.6 PAYMENT FOR SAINTS UNDER THE GENERAL OFFER

Completed Application Forms must be accompanied by cheque(s) or money order(s) for the relevant Application Monies in Australian dollars drawn on an Australian branch of an Australian bank. Cheque(s) or money order(s) should be crossed "not negotiable" and made payable to "St.George SAINTS Offer". Clients of the Joint Lead Managers or Co-Managers with Broker Firm Allocations should refer to their broker for payment instructions (see Section 3.7).

Completed Application Forms (other than Broker Firm Applications), and accompanying cheque(s) or money order(s) must be mailed or delivered to the St.George Share Registry at:

**Mail address**
Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001

or

**Delivery address**
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000.

Application Forms must be received at one of the above addresses by 5.00pm on the Closing Date.

Application Forms and accompanying cheque(s) or money order(s) **will not be accepted** at St.George's registered office or at the offices of any of St.George's businesses or bank branches.

By returning an Application Form, you acknowledge, among other things, that you have received and read this Prospectus.

## 3.7 BROKER FIRM APPLICATIONS

If you have received a Broker Firm Allocation of SAINTS from the Joint Lead Managers or Co-Managers, your Application and payment procedures will differ in two important ways from those described above:

- your cheque(s) or money order(s) must be made payable to the broker who offered you your Broker Firm Allocation (not to "St.George SAINTS Offer"); and
- your completed Application Form and cheque(s) or money order(s) must be returned directly to the broker who offered you your Broker Firm Allocation (not to the St.George Share Registry).

These differences, and any other requirements, will be explained to you by your broker. If you have a Broker Firm Allocation and are in any doubt about what action you should take, you should immediately contact the broker who has offered you your Broker Firm Allocation.

If you submit a Broker Firm Application, your broker will act as your agent in submitting your completed Application Form and Application Monies to the St.George Share Registry (which receives them on behalf of St.George). It will be your broker's responsibility to ensure they are submitted to the St.George Share Registry by 5.00pm on the Closing Date. St.George, the St.George Share Registry and the Joint Lead Managers take no responsibility for any acts or omissions by your broker in connection with your Broker Firm Application, related Application Form or Application Monies.

## 3.8 REFUNDS

St.George reserves the right to reject any Applications, or to allocate Applicants (excluding Applicants under the Broker Firm Offer) a lesser number of SAINTS than those applied for, including less than the minimum $5,000 worth (50 SAINTS).

If you are allotted less than the number of SAINTS you applied for, you will receive a refund cheque as soon as practicable after the Allotment Date. No interest will be paid to Applicants on Application Monies.

## 3.9 BROKERAGE AND STAMP DUTY

You do not have to pay brokerage or stamp duty on your Application. You may have to pay brokerage on any subsequent transfer of your SAINTS on ASX.

## 3.10 TAX FILE NUMBERS AND/OR AUSTRALIAN BUSINESS NUMBERS

A TFN/ABN form will be provided to new St.George security holders with their first holding statement. You do not have to provide your Tax File Number (TFN), TFN exemption code (if applicable) or Australian Business Number (ABN) on this form. However, if you do not provide your TFN, TFN exemption code (if applicable) or ABN, St.George will be required to deduct tax at the highest marginal tax rate (currently 48.5% including the Medicare levy) from the amount of any unfranked Dividend on your SAINTS.

## 3.11 PRIVACY

When making an Application, Applicants will be required to provide personal information to St.George and the St.George Share Registry. St.George and the St.George Share Registry will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If an Applicant does not provide the information requested, the Application may not be processed efficiently, or at all.

St.George and the St.George Share Registry may disclose an Applicant's personal information for purposes related to the Applicant's investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Cth):

- the Joint Lead Managers in order to assess the Application;
- the St.George Share Registry for ongoing administration of the register; and
- the printers and the mailing house for the purpose of preparation and distribution of statements and for handling of mail.

If an Applicant becomes a Holder, the Applicant's information may also be used or disclosed from time to time to inform the Applicant about St.George's products or services that St.George thinks may be of interest to the Applicant. If an Applicant does not want personal information to be used for this purpose, the Applicant should contact St.George by telephoning the St.George InfoLine on 1800 804 457.

The information may also be disclosed to companies within the Group and to their agents and service providers on the basis that they deal with such information in accordance with St.George's privacy policy.

Under the Privacy Act 1988 (Cth), an Applicant may request access to personal information held by (or on behalf of) St.George or the St.George Share Registry. An Applicant can request access to personal information by writing to, or telephoning, the St.George Share Registry:

**Computershare Investor Services Pty Limited**
Level 3, 60 Carrington Street
Sydney NSW 2000
1800 804 457 (St.George InfoLine)

An Applicant can obtain a copy of St.George's privacy policy online at www.stgeorge.com.au.

## 3.12 ENQUIRIES

If you require assistance to complete the Application Form, or require additional copies of this Prospectus and Application Forms, you should call the St.George InfoLine on 1800 804 457.

If you have questions regarding SAINTS generally, you should refer to Section 2 where some answers to key questions about SAINTS are provided. If you are unclear on any matter referred to in this Prospectus, you should call the St.George InfoLine on 1800 804 457. If you are uncertain if SAINTS are a suitable investment for your purposes, you should seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

# 4. ALLOCATION AND ALLOTMENT OF SAINTS

# 4. ALLOCATION AND ALLOTMENT OF SAINTS

## 4.1 ALLOTMENT

St.George intends to allot SAINTS on 13 August 2004. St.George will not allot any SAINTS until it has been granted approval by ASX for SAINTS to be quoted and St.George has received all proceeds for accepted Applications.

St.George proposes to issue three million SAINTS at a Face Value of $100 each to raise $300 million and may accept oversubscriptions for up to an additional $50 million.

## 4.2 ALLOCATION POLICY

St.George and the Joint Lead Managers will determine the persons to whom SAINTS will be allocated.

In determining the allocation of SAINTS, St.George and the Joint Lead Managers will have the objective of achieving an orderly and successful secondary market and a wide distribution of SAINTS. Eligible Shareholders will be allocated SAINTS in preference to general retail public Applicants (see Section 3.4 and below).

In the event of demand in excess of the Oversubscription Amount for SAINTS, Applications (excluding Broker Firm Applications) may be scaled back. This may include scaling back to below the minimum Application of 50 SAINTS. Some Applications may be rejected.

In respect of any Application where the number of SAINTS allotted is less than the number applied for, or where no allotment is made, surplus Application Monies will be refunded as soon as practicable after the Allotment Date. No interest will be payable on Application Monies.

**Preference in allocation to Eligible Shareholders**
If there is demand in excess of the Oversubscription Amount, Eligible Shareholders who submit a personalised Application Form will be entitled to receive a preference in allocation over general retail public Applicants who do not have a Broker Firm Allocation. Notwithstanding this preference in allocation, Ordinary Shareholders or PRYMES holders may receive a lesser number of SAINTS than those they have applied for, including less than the minimum Application of 50 SAINTS.

**Firm Allocations to the Joint Lead Managers and Co-Managers**
Broker Firm Allocations will not be scaled back by St.George. The distribution of Broker Firm Allocations to individual clients by the Joint Lead Managers and the Co-Managers will be at the sole discretion of the relevant Joint Lead Manager or Co-Manager.

## 4.3 BOOKBUILD

The Joint Lead Managers conducted a Bookbuild to determine the Margin in accordance with terms and conditions agreed between St.George and the Joint Lead Managers. As part of the Bookbuild, certain institutional investors, the Joint Lead Managers and the Co-Managers were invited to lodge bids for a maximum number of SAINTS within an indicative range for the Margin. On the basis of those bids, the Margin was determined by St.George and the Joint Lead Managers, and is 1.35% per annum. SAINTS allocated during the Bookbuild will be issued pursuant to this Prospectus.

## 4.4 ASX QUOTATION

Application has been made within seven days after the date of the Original Prospectus to ASX for official quotation of SAINTS. If quotation is not granted, SAINTS will not be issued and Application Monies will be refunded to Applicants. No interest will be paid on Application Monies.

## 4.5 CHESS

St.George will apply to ASX for SAINTS to participate in the Clearing House Electronic Subregister System (CHESS) and, in accordance with ASX Listing Rules and ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Under CHESS, St.George will not issue certificates to investors. After the allotment of SAINTS, Successful Applicants will receive a CHESS or issuer sponsored holding statement. It is expected that holding statements will be dispatched by standard post soon after allotment.

Holding statements, which are similar to bank account statements, will set out the number of SAINTS allotted to Successful Applicants pursuant to this Prospectus. The statement will also set out the Holder Identification Number (HIN) (for SAINTS held on the CHESS subregister) or Securityholder Reference Number (SRN) (for SAINTS held on the issuer sponsored subregister).

Further holding statements will be provided to Holders that reflect any changes in the number of SAINTS held by them during a particular month. Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a broker or the St.George Share Registry.

## 4.6 DEFERRED SETTLEMENT TRADING

It is expected that trading of SAINTS on ASX will commence on a deferred settlement basis on 16 August 2004 and will continue on that basis until 19 August 2004 when normal settlement trading will commence. This is because trading in SAINTS will take place before CHESS advices and issuer sponsored holding statements are sent out to Successful Applicants. On 18 August 2004, St.George expects to commence dispatching CHESS advices and issuer sponsored holding statements, which will set out the number of SAINTS issued to each Successful Applicant.

To assist you in determining your Allocation prior to receipt of your CHESS advices or issuer sponsored holding statement, you may call the St.George InfoLine on 1800 804 457.

It is the responsibility of each Applicant to confirm their allocation (if any) prior to trading in SAINTS. If you sell SAINTS before you receive your CHESS advices or issuer sponsored holding statement, you do so at your own risk (even if you obtained information on your Allocation from the St.George InfoLine).

# 5. OVERVIEW OF ST.GEORGE



# 5. OVERVIEW OF ST.GEORGE

## 5.1 OVERVIEW

St.George is the fifth largest banking group in Australia in terms of total assets with a market capitalisation of $11.2 billion as at 1 July 2004. St.George's primary business is providing retail banking services, including residential mortgage loans for owner occupied and investment housing and retail call and term deposits. At 31 March 2004, St.George had total assets of $66.3 billion and shareholders' equity of $4.5 billion. Net profit after tax for the year ended 30 September 2003 totalled $658 million and $377 million for the six months to 31 March 2004. St.George has a national presence in Australia with approximately 2.6 million customers and primarily operates in New South Wales and South Australia, where it is estimated that St.George is ranked third and first respectively in retail bank deposits as at 31 March 2004.

St.George has approximately 390 branches and also distributes its products through third parties such as mortgage brokers. St.George employed 7,394 full time equivalent employees as at 31 March 2004.

**Branch breakdown** (at 31 March 2004)
Total branches: 390


1.0%
Northern Territory
0.5%
Western Australia
5.5%
Queensland
52.8%
New South Wales
27.9%
South Australia
9.0%
Victoria
3.3%
ACT

**Business mix by total ordinary income** (six months to 31 March 2004)
Total ordinary income: $1.3 billion


23.6%
Institutional and Business Banking
12.7%
BankSA
11.4%
Wealth Management
52.3%
Personal Customers

## 5.2 BUSINESS DIVISIONS

### 5.2.1 Personal Customers

Personal Customers is responsible for residential and consumer lending, the provision of personal financial services including transaction services, call and term deposits and small business banking. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

### 5.2.2 Institutional and Business Banking

Institutional and Business Banking is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing (including factoring and invoice discounting).

### 5.2.3 BankSA

BankSA is the largest financial institution in South Australia in terms of total assets.

BankSA is responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

At 31 March 2004, residential loans were 59.3% of total lending assets while consumer and business banking loans represented the balance of 40.7%.

### 5.2.4 Wealth Management

Wealth Management is responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance. St.George had $22.6 billion of funds under management as at 31 March 2004.

Wealth Management provides an array of investment related products and services to its customers. ASGARD is an investment administration platform designed to meet the needs of financial planners. It provides a complete suite of master funds and wrap services for investments, superannuation and pensions. Advance Asset Management provides packaged funds management solutions for customers and financial intermediaries. St.George's advisory businesses comprise the dealer group SECURITOR as well as financial planners based in the branch network and the Private Bank. Wealth Management offers a top rated margin lending offering that is distributed mainly via financial planners and stockbrokers. A range of life and general insurance products is also sold to St.George customers.

## 5.3 BUSINESS STRATEGY

There is significant inherent value in St.George's customer base of approximately 2.6 million customers. St.George's strategy is to unlock that value through a customer led approach to its business and by providing integrated sales and service solutions in response to the needs of its customers. St.George has six business goals for achieving this and improving its overall performance:

- **deepen and strengthen relationships with customers in St.George's chosen markets**
  One of St.George's key aims is to encourage its customers to do more of their banking and financial services business with St.George. An important part of achieving this is segmentation of St.George's customer base in order to provide tailored service and product solutions, combined with a strategy of cross-promoting its products across these groups.

- **leverage specialist capabilities for growth**
  St.George has particular expertise in areas such as residential lending, home equity loans, rural banking, payment services, property finance, wealth management and managing relationships with independent financial advisers. St.George is looking to apply these skills in new and existing markets.

- **creatively differentiate on customer service**
  According to independent market research, St.George has a higher level of customer satisfaction than the four major Australian banks. St.George's goal is to align its customer service standards with customer expectations so that St.George maintains its positive customer satisfaction differential with the four major banks.

- **accelerate and empower relationship based selling**
  St.George aims to develop long-term relationships with its customers by focusing its organisational structure on customer segments rather than product families, implementing a group wide integrated sales and service program and utilising an enhanced sales led management system that covers the entire organisation.

- **optimise cost structure**
  St.George has improved controls on future investment activities and capital expenditure as evidenced by its expense to income ratio of 48.1% for the six months to 31 March 2004. However, as St.George is a growth business, cost optimisation is the goal rather than absolute cost minimisation.

- **build team and performance culture**
  St.George aims to build a high performance culture through initiatives aimed at building teams and better matching staff incentives to business outcomes. St.George operates a Corporate Performance Centre that offers staff a range of training options, including workshops, self study guides and online courses.

At its core, St.George's strategy is one of organic growth, harnessing the potential of the franchise and building on its strength and capabilities. These strengths include St.George's track record of superior credit quality, positive customer service ratings relative to the industry and product management and product innovation capabilities. St.George sees further growth opportunities in its core markets of New South Wales, Australian Capital Territory and South Australia, as well as considerable expansion opportunities in Victoria, Queensland and Western Australia.

## 5.4 FINANCIAL PERFORMANCE

St.George's net profit after tax for the six months to 31 March 2004 was $377 million, up 16.0% from $325 million for the six months to 31 March 2003. Basic earnings per Ordinary Share (annualised) before goodwill amortisation increased by 13.8% from 140.6 cents to 160.0 cents for the same period. Some key performance metrics for St.George are set out on the page opposite:

FILE NO. 82-3809

**Cash net profit after tax ($ million)**[1]


800
700
600
500
400
300
200
100
0
475
615
714
406
2001
2002
2003
1H2004

**Net interest margin (%)**[2]


3.0
2.9
2.8
2.7
2.6
2.5
2.76%
2.80%
2.76%
2.74%
2001
2002
2003
1H2004

**Return on equity and return on total assets (%)**[3]


1.1%
1.3%
1.3%
1.3%
16.6%
19.5%
20.3%
21.6%
Return on equity
Return on total assets
2001
2002
2003
1H2004

**Cost to income ratio (%)**[4]


60
58
56
54
52
50
48
46
44
42
40
53.6%
52.4%
49.6%
48.1%
2001
2002
2003
1H2004

**Income mix from ordinary activities** (six months to 31 March 2004)
Total ordinary income: $1.3 billion


18.0% Product fees and commissions
12.0% Other
7.4% Managed funds
62.6% Net interest income

**Loan mix by product** (at 31 March 2004)[5]
Total gross receivables: $52.5 billion


7.4% Consumer
20.7% Commercial
0.4% Other
71.5% Residential

1. Operating profit after preference dividends, income tax and outside equity interests, before goodwill amortisation and excluding significant items.
2. Net interest margin for 1H2004 is annualised.
3. Return on equity is cash net profit after tax divided by average ordinary equity. Return on total assets is cash net profit after tax (excluding preference dividends) divided by ... Return on equity and return on total assets for 1H2004 are annualised.

**5.4.1 Consolidated statement of financial performance**

| $ million | Year to 30 September 2001 | 2002 | 2003 | Six months to 31 March 2003 | 2004 |
|---|---|---|---|---|---|
| Net interest income | 1,235 | 1,333 | 1,451 | 711 | 794 |
| Other income | 690 | 852 | 910 | 448 | 475 |
| **Total ordinary income** | **1,925** | **2,185** | **2,361** | **1,159** | **1,269** |
| Charge for bad and doubtful debts | (77) | (87) | (102) | (48) | (52) |
| Operating expenses | (1,085) | (1,247) | (1,170) | (570) | (610) |
| Share of net profit/(loss) of equity accounted associates | (3) | (1) | (3) | (3) | 1 |
| Goodwill amortisation and write-offs | (99) | (182) | (108) | (54) | (52) |
| **Profit from ordinary activities before tax** | **661** | **668** | **978** | **484** | **556** |
| Income tax expense | (255) | (240) | (325) | (159) | (180) |
| Net (profit)/loss attributable to outside equity interests | (1) | (1) | 5 | – | 1 |
| **Net profit after tax** | **405** | **427** | **658** | **325** | **377** |
| Preference dividends | (69) | (58) | (52) | (27) | (23) |
| **Net profit available to Ordinary Shareholders** | **336** | **369** | **606** | **298** | **354** |
| Add: goodwill amortisation | 99 | 110 | 108 | 54 | 52 |
| Add: (profit)/loss on significant Items | 40 | 136 | – | – | – |
| **Cash net profit after tax (before goodwill amortisation and significant items)** | **475** | **615** | **714** | **352** | **406** |

## 5.5 OUTLOOK STATEMENT

St.George believes that the outlook for the domestic economy remains positive. While the residential loan market is slowing somewhat, St.George is targeting above system asset growth for the second half of 2004. St.George will maintain prudent credit policies.

St.George believes its business is strong and has sound prospects in its chosen markets. During the second half of 2004, St.George will continue to focus on its current priorities in order to deliver superior financial results for its shareholders. These priorities include:

- home loans – improved business outcomes;
- middle market – continued high quality growth;
- wealth management – delivering superior performance;
- productivity management – disciplines embedded;
- team – stable, high quality and aligned;
- integrated sales and service – second stage of program launched; and
- Victorian expansion – targeted growth strategy underway.

## 5.6 ASSET QUALITY

St.George's asset quality is strong, assisted by a low interest rate environment, a loan portfolio dominated by residential loans, and sound credit policies. St.George continues to be well provisioned with total specific provisions representing 52.4% of gross impaired assets at 31 March 2004 (31 March 2003: 48.6%). The charge for bad and doubtful debts was $52 million for the six months ended 31 March 2004, up from $48 million for the six months ended 31 March 2003. This was due to an increase in the general provision for doubtful debts reflecting strong loan portfolio growth. Total impaired assets (net of specific provisions) were $30 million at 31 March 2004, down from $36 million at 31 March 2003. Annualised bad and doubtful debts as a percentage of average gross loans and receivables decreased to 0.20% for the six months ended 31 March 2004 (31 March 2003: 0.22%). Net non-accrual loans as a percentage of net loans and receivables were 0.04% at 31 March 2004, down from 0.06% at 31 March 2003.

St.George's credit quality is assisted by its policy of placing concentration limits on industries, locations, and individual clients.

St.George's housing credit quality is also strong. Its mortgage book loan to value ratio (LVR) is 33% of current valuation, and its investment book LVR is 31% of current valuation. Generally, loans with an LVR greater than 80% are mortgage insured. Historically, St.George has also been successful at maintaining a high quality mortgage book, with its mortgage book loan loss ratio over the last 10 years averaging only 2 basis points.

Some key asset quality metrics are set out in the two graphs on the following page:

Loan losses


0.25%
0.22%
0.23%
0.20%
53
48
54
52
Bad and doubtful debts expense ($ million)
Bad and doubtful debts expense/Average loans and other receivables[1]
2H2002
1H2003
2H2003
1H2004

1. Annualised

Non-accruals/total receivables (%)


1.0
0.8
0.6
0.4
0.2
0.0
0.39%
0.11%
Average of the four major banks
St.George
1H2001
2H2001
1H2002
2H2002
1H2003
2H2003
1H2004

Source: St.George

## 5.7 RISK MANAGEMENT

In St.George's daily operations, it is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). St.George manages these risks through a number of specialised committees, which are responsible for policy setting, monitoring and analysing risk.

St.George manages credit risk principally through embedded controls in the individual lending divisions and on business managers who are responsible for the lending. Liquidity is managed based upon policies and strategies determined by St.George's Asset and Liability Committee (ALCO). To minimise funding risk, St.George has a policy of raising wholesale funds from well-diversified sources that encompass both international and domestic capital markets.

Interest rate risk in the non-trading banking book represents the risk to earnings from changes in interest rates. This is measured and reported using simulation modelling by Balance Sheet Risk Management, a division of Finance and Risk Management. ALCO then determines risk management strategies and tactics, risk/return tradeoffs, product design and pricing policies.

Market risk in the trading book represents the risk to earnings of trading portfolios from movements in price due to fluctuations in interest rates, exchange rates and market volatility. This is measured and reported by a segregated and independent body. St.George manages operational risk through the documentation of procedures, disaster recovery and back-up systems, staff training programs and regular procedural reviews by internal audit and insurance.

must be maintained in the form of Tier 1 Capital. From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions from Tier 1 Capital. At 31 March 2004, capitalised expenses subject to deduction from Tier 1 Capital totalled $167 million.

The chart below illustrates the expected evolution of St.George's Tier 1 Capital Ratio taking into account the issue of $300 million of SAINTS and the deduction of capitalised expenses of $167 million.

**Expected Tier 1 Capital Ratio evolution (%)** (at 31 March 2004)


7.1%
0.7%
(0.4%)
7.4%
Tier 1 Capital Ratio
SAINTS issue[1]
Disallowed capitalised expenses
Pro forma Tier 1 Capital Ratio

1. Net proceeds of $295 million from SAINTS issue: $300 million gross proceeds less $5 million issue costs. Under current APRA guidelines, *hybrid securities eligible for inclusion as Tier 1 Capital are limited to 25% of the total non-hybrid Tier 1 capital*. As a result, only $288 million of the $295 million raised can be recognised as Tier 1 Capital as at 31 March 2004.

## 5.8 CAPITAL MANAGEMENT

St.George targets a Tier 1 Capital Ratio of 7.0%-7.5% and a Total Capital Ratio of 10.5%. As at 31 March 2004, St.George's Tier 1 Capital Ratio was 7.1% and its Total Capital Ratio was 10.9%, which exceeded the 8.0% minimum ratio of capital to

St.George's capital and risk management framework is being enhanced as it progresses with the implementation of advanced approaches to the targeted Basel II Capital Accords. St.George is targeting the advanced approach for credit risk by 2007 and the advanced approach for operational risk by 2009. Accreditation and its timing are still subject to

# 5.9 PRO FORMA FINANCIAL INFORMATION

## 5.9.1 Pro forma consolidated statement of financial position

| $ million | 31 March 2004 | Pro forma |
|---|---|---|
| **Assets** | | |
| Cash and liquid assets | 1,324 | 1,619[1] |
| Due from other financial institutions | 348 | 348 |
| Trading securities | 5,426 | 5,426 |
| Investment securities | 35 | 35 |
| Loans and other receivables | 52,338 | 52,338 |
| Bank acceptances of customers | 3,692 | 3,692 |
| Other assets | 3,163 | 3,163 |
| **Total assets** | **66,326** | **66,621** |
| **Liabilities** | | |
| Deposits and other borrowings | 46,007 | 46,007 |
| Due to other financial institutions | 1,007 | 1,007 |
| Bank acceptances | 3,692 | 3,692 |
| Bonds and notes | 7,654 | 7,654 |
| Loan capital | 1,559 | 1,559 |
| Bills payable and other liabilities | 1,874 | 1,874 |
| **Total liabilities** | **61,793** | **61,793** |
| **Net assets** | **4,533** | **4,828** |
| **Shareholders' equity** | | |
| Share capital | 3,531 | 3,826[1] |
| Reserves | 105 | 105 |
| Retained profits | 541 | 541 |
| **Shareholders' equity attributable to members of St.George** | **4,177** | **4,472** |
| Outside equity interests in controlled entities | 356 | 356 |
| **Total shareholders' equity** | **4,533** | **4,828** |

1. Net proceeds of $295 million from SAINTS issue: $300 million gross proceeds less $5 million issue costs.

### 5.9.2 Pro forma capital position

| $ million | 31 March 2004 | Pro forma |
|---|---|---|
| **Tier 1 Capital** | | |
| Share capital | 3,531 | 3,819[1] |
| Reserves | 386 | 386 |
| Retained profits | 541 | 541 |
| Perpetual notes | 24 | 24 |
| Less: expected dividend[2] | (229) | (229) |
| Less: capitalised expenses required to be deducted by APRA from 1 July 2004 | - | (167) |
| Less: goodwill and other APRA deductions[3] | (1,428) | (1,428) |
| **Total Tier 1 Capital** | **2,825** | **2,946** |
| **Tier 2 Capital** | | |
| Hybrid in excess of APRA Tier 1 limit | - | 7[1] |
| Asset revaluations | 46 | 46 |
| Subordinated debt | 1,336 | 1,336 |
| General provision for bad and doubtful debts | 192 | 192 |
| **Total Tier 2 Capital** | **1,574** | **1,581** |
| **Total Tier 1 and Tier 2 Capital** | **4,399** | **4,527** |
| **Deductions from capital** | | |
| Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions[4] | (27) | (27) |
| Less: other deductions | (1) | (1) |
| **Total deductions from capital** | **(28)** | **(28)** |
| **Total qualifying capital** | **4,371** | **4,499** |
| **Risk weighted capital ratios** | | |
| Tier 1 Capital Ratio | 7.1% | 7.4% |
| Tier 2 Capital Ratio | 3.9% | 4.0% |
| Less: deductions from capital | (0.1%) | (0.1%) |
| **Total Capital Ratio** | **10.9%** | **11.3%** |
| **Risk weighted assets** | **39,856** | **39,856** |
| **Adjusted Common Equity** | | |
| Tier 1 Capital | 2,825 | 2,946 |
| Less: PRYMES | (291) | (291) |
| Less: Depositary Capital Securities | (328) | (328) |
| Less: Perpetual notes | (24) | (24) |
| Less: SAINTS issued | - | (288)[1] |
| Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions | (27) | (27) |
| **Adjusted Common Equity** | **2,155** | **1,988** |
| **Adjusted Common Equity ratio** | **5.4%** | **5.0%** |

1. Under current APRA guidelines as at 31 March 2004, hybrid securities eligible for inclusion as Tier 1 Capital are limited to 25% of the total non-hybrid Tier 1 Capital. As a result, only $288 million of the $295 million raised can be recognised as Tier 1 Capital. The remaining $7 million will be recognised as Tier 2 Capital.
2. *In accordance with AASB 1044, provision for dividends on Ordinary Shares can only be recognised when declared. However, for capital adequacy purposes, expected* dividends on Ordinary Shares are required to be deducted from capital. The expected dividend is adjusted for estimated dividend re-investment plan participation.
3. Investments (pre-acquisition retained profits) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 Capital.
4. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained profits) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 Capital.

## 5.10 CREDIT RATINGS

St.George and its subsidiaries have been rated on an interactive basis by Standard & Poor's Ratings Services and Moody's Investors Service. Those ratings (which are current at the date of this Prospectus) are as follows:

| Ratings | SAINTS | St.George |
|---|---|---|
| Standard & Poor's Ratings Services | BBB | A |
| Moody's Investors Service | Baa1 | A2 |

**5.10.1 SAINTS issue credit rating**

An issue credit rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's Ratings Services are generally considered in capital markets to be investment grade. **SAINTS have been assigned a 'BBB' rating by Standard & Poor's Ratings Services and are therefore investment grade.** An issue credit rating of 'BBB' describes an issue that exhibits adequate protection parameters.

Issues rated 'Baa3' or higher by Moody's Investors Service are generally considered in capital markets to be investment grade. **SAINTS have been assigned a 'Baa1' rating by Moody's Investors Service and are therefore investment grade.** An issue credit rating of 'Baa1' offers adequate financial security.

**5.10.2 Standard & Poor's Ratings Services counterparty credit ratings**

A counterparty credit rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations. The key Standard & Poor's Ratings Services counterparty credit ratings for St.George are:

- long-term – 'A' (Outlook Stable). An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong; and
- short-term – 'A-1'. A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's Ratings Services. The obligor's capacity to meet its financial commitment on the obligation is strong.

The ratings for 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's counterparty credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

**5.10.3 Moody's Investors Service credit ratings**

A long-term credit rating is a current opinion of the future ability of an issuer to repay its long-term debt obligations and the level of legal protection afforded to the holder of a specific security based on the security's specific terms.

A short-term rating is an opinion of the ability to honour senior financial obligations and contracts. Such obligations generally have a maturity not exceeding one year.

The key Moody's Investors Service credit ratings for St.George are:

- long-term – 'A2' (Outlook Stable). Issuers rated 'A' offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future; and
- short-term – 'P-1'. This describes issuers that have a superior ability for repayment of senior short-term debt obligations.

Moody's Investors Service applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer is in the higher end of its letter rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event). The outlook applied to St.George's long-term and short-term credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

Credit ratings are not market ratings, nor are they recommendations to buy, hold or sell securities (including SAINTS). Credit ratings are subject to revision or withdrawal at any time. As at the date of this Prospectus, St.George has not approached any other rating agency for an issue credit rating of SAINTS.

## 5.11 IMPACT OF IFRS ON ST.GEORGE'S BUSINESS

St.George will first report in compliance with IFRS for the six months to 31 March 2006. IFRS requires the restatement of comparative financial statements using all standards except IAS 32 "Financial Instruments: Disclosure and Presentation", IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 4 "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. Except for those standards

retrospectively against opening retained profits at 1 October 2004. Transitional adjustments for those standards where comparatives are not required will be made at 1 October 2005. Regulatory bodies that promulgate generally accepted accounting principles in Australia (Australian GAAP) and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to St.George's financial statements in the future. You should consult your own professional advisers for an understanding of the differences between Australian GAAP and IFRS.

All financial information disclosed in this Prospectus has been prepared in accordance with Australian GAAP. The differences between Australian GAAP and IFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of St.George are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The potential impacts on the financial performance and financial position of St.George of the adoption of IFRS, including system upgrades and other implementation costs that may be incurred, have not been quantified, as the actual impacts will depend on the particular circumstances prevailing at the time of adoption.

| Area and timing | Likely changes under IFRS | Accounting impact |
|---|---|---|
| **Hedging (from 1 October 2005)** | • All derivative contracts, whether used as hedging instruments or otherwise, will need to be carried at fair value on the balance sheet | • The application of hedge accounting will be subject to the satisfaction of strict criteria<br>• To the extent hedges are ineffective, such ineffectiveness must be reflected in net profit before tax<br>• Where ineffectiveness is sufficient to preclude the use of hedge accounting, significant volatility in net profit before tax is likely to result |
| **Loan provisioning (from 1 October 2005)** | • Financial assets will need to be assessed for impairment and if such an indication exists, a calculation performed to determine any impairment loss<br>• Impairment losses will be recognised when incurred and based upon discounted future expected cash flows | • Existing general provisions are likely to be reduced to reflect losses supportable under the IFRS incurred loss model |
| **Goodwill (from 1 October 2004)** | • Goodwill acquired in a business combination will not require amortisation, but instead be subject to impairment testing at least annually | • Goodwill will cease to be amortised for IFRS from 1 October 2004<br>• If there is any impairment, it will be recognised immediately as an expense |
| **Securitisation (from 1 October 2005)** | • New derecognition requirements for financial assets, including those transferred to a special purpose vehicle | • Existing special purpose vehicles may be consolidated<br>• New derecognition requirements may result in securitised assets being retained by the Bank |
| **Hybrid financial instruments (from 1 October 2005)** | • Reclassification of hybrid financial instruments as liabilities | • PRYMES and Depositary Capital Securities treated as primarily debt instead of equity<br>• Dividends payable on these instruments treated as interest |

| Area and timing | Likely changes under IFRS | Accounting impact |
| --- | --- | --- |
| **Share based payments (from 1 October 2004)** | • Employee share and option schemes forming part of an employee's remuneration must be recognised as an expense | • St.George does not currently recognise an expense in relation to its employee share and option schemes<br>• These expenses will require recognition and amortisation over the relevant vesting periods |
| **Transaction fees and costs (from 1 October 2005)** | • Requirement to recognise fees as either an adjustment to yield or spread over the period of service | • Yield related loan fee income (net of incremental costs) must be deferred and recognised as a yield adjustment<br>• On transition, certain fees previously recognised as income will be deferred in the balance sheet with a corresponding adjustment to retained profits |
| **Income tax (from 1 October 2004)** | • Adoption of balance sheet approach required<br>• Tax accounting implications of IFRS adjustments | • May lead to more deferred tax assets and liabilities<br>• These tax effects will follow the underlying transaction and will be recognised in equity or as an income tax expense |

# 6. INVESTMENT RISKS

# 6. INVESTMENT RISKS

Before applying for SAINTS, potential investors should consider whether SAINTS are a suitable investment for them. Potential investors should be aware that there are risks associated with an investment in SAINTS, many of which are outside the control of St.George and its Directors. These risks include those set out below and other matters referred to in this Prospectus.

The risks to which SAINTS are subject can be categorised as:

- risks associated with investing in SAINTS; and
- risks associated with St.George and the banking industry generally.

The risks set out in this Section might, either individually or in combination, affect the future operating performance of St.George and the value of an investment in St.George. An investment in St.George should be considered in light of these risks, both general and specific. The summary of risks below is not exhaustive. You should read this Prospectus in its entirety and consult your stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest in SAINTS.

## 6.1 RISKS ASSOCIATED WITH INVESTING IN SAINTS

### 6.1.1 Financial market conditions

The market price of SAINTS will fluctuate due to various factors, including investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, and factors that may affect St.George's financial position and earnings.

The market price of SAINTS may be more sensitive than that of Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market price of SAINTS and SAINTS could trade on ASX at a price below the Face Value. The Ordinary Shares held as a result of any conversion of SAINTS will, following conversion, rank equally with existing Ordinary Shares. Accordingly, their value after any conversion date will depend upon the market price of Ordinary Shares.

### 6.1.2 Liquidity

The market for SAINTS may be less liquid than the market for Ordinary Shares and it is possible that SAINTS may trade on ASX at a price below the Face Value.

Holders who wish to sell their SAINTS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for SAINTS.

### 6.1.3 Dividends

SAINTS are not debt instruments and Dividends are not the same as interest payments.

The payment of Dividends is subject to the following conditions:

- the Directors, at their discretion, declaring the Dividend to be payable;
- ... fits available for the payment
- the payment of the Dividend having the result that St.George and the consolidated Group will still comply with APRA's capital adequacy guidelines as they are applied at that time (unless APRA otherwise gives prior approval);
- the amount of the Dividend not exceeding the profits after tax of the consolidated Group (as disclosed in the latest publicly available financial results for the consolidated Group) for the immediately preceding Reporting Year less the aggregate amount of dividends paid by St.George in the period from the end of that Reporting Year up to the Record Date for the Dividend (unless APRA otherwise gives its prior approval); and
- APRA having not objected to the payment of the Dividend.

There is a risk that one or more of these conditions may not be satisfied and a Dividend may not be paid.

Dividends are non-cumulative, and therefore any Dividend which is not declared may not be made up in subsequent periods.

### 6.1.4 Exchange by St.George

St.George may Exchange all or some SAINTS under certain specified circumstances. If St.George is entitled to Exchange, it can select from a number of methods to effect the Exchange (see clause 3 of the Terms of Issue). One method of Exchange available to St.George is to convert SAINTS into Ordinary Shares as outlined in Section 2.3.4. Any Ordinary Shares held by Holders as a result of conversion of their SAINTS will have the same rights as other Ordinary Shares, which are different to the rights attached to SAINTS.

The number of additional Ordinary Shares issued on conversion will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately prior to the Exchange Date. The value of the additional Ordinary Shares issued on the Exchange Date may therefore be different to the value calculated through the 20 Business Day pricing period.

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued shares of St.George (Shareholding Limit). In accordance with sub-article 11(5) of the Constitution, a Holder's SAINTS may not be converted into Ordinary Shares if, in the Directors' opinion, the conversion of SAINTS held by that Holder will result in a person exceeding the Shareholding Limit. A potential investor who already holds Ordinary Shares should take care to ensure that their acquisition of SAINTS, if converted into Ordinary Shares, would not place them in breach of the Shareholding Limit.

If entitled to Exchange, St.George may have a number of different Exchange methods available from which to select. The method of Exchange chosen by St.George may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash in return for their SAINTS, and may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

### 6.1.5 Ranking

SAINTS are not debt instruments. If St.George is wound up, Holders will be entitled to a return of capital (not exceeding

Holders will rank ahead of Ordinary Shareholders and equally with PRYMES holders and Depositary Capital Securities holders in a winding up for a return of capital (not exceeding the Face Value) and any Dividends declared but unpaid. If there is a shortfall of funds on winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any dividends declared but unpaid.

St.George may issue other preference shares, including further SAINTS, which rank equally with or behind existing SAINTS.

**6.1.6 Credit rating**
There is a risk that the credit ratings of SAINTS and St.George could be reviewed or downgraded, which may impact the market price and liquidity of SAINTS.

**6.1.7 Accounting classification**
Changes to accounting standards that apply to St.George may impact upon the accounting treatment of SAINTS and consequently may impact the classification by APRA of SAINTS as Tier 1 Capital. APRA has approved the classification of SAINTS as Tier 1 Capital in accordance with AGN 111.1 - Tier 1 Capital and under existing Australian accounting standards.

Section 5.11 refers to the introduction of IFRS. A written accounting opinion has been obtained from KPMG to confirm that SAINTS should be classified as equity for accounting purposes following the introduction of the currently envisaged IFRS regime. However, there is a possibility that the final IFRS may differ from the currently envisaged regime. If SAINTS were reclassified as a liability as a result of the finalisation of IFRS, this would result in the reclassification of Dividends as an interest expense in arriving at the net profit or loss after tax attributable to Ordinary Shareholders on a consolidated basis.

**6.1.8 Regulatory classification**
APRA has approved the classification of SAINTS as Tier 1 Capital. However, APRA is currently unable to approve classification of SAINTS as equity under the proposed IFRS. If APRA subsequently determines that SAINTS do not constitute Tier 1 Capital, then this would likely constitute a Regulatory Event under the Terms of Issue, which would allow St.George to require Exchange (see Section 2.3.3, and clause 3.1 of the Terms of Issue).

**6.1.9 Australian taxation considerations**
A general outline of the taxation consequences of investing in SAINTS for certain potential investors who are Australian residents for tax purposes is set out in Section 7. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor. Accordingly, potential investors should seek independent advice concerning their own individual taxation position. If a change is made to the Australian tax system and that change materially increases the net cost to St.George of having SAINTS on issue, St.George is entitled to Exchange SAINTS (see Section 2.3.3 and clause 3.1 of the Terms of Issue).

St.George has applied for a private ruling from the ATO for confirmation that SAINTS will be treated as equity interests for taxation purposes and hence able to pay franked [illegible]

not allow SAINTS to be treated as equity interests for taxation purposes or imputation benefits are denied to Holders or franking debits are posted to St.George's franking account, then this would likely constitute a Tax Event under the Terms of Issue, which would allow St.George to require Exchange of SAINTS.

St.George has received advice from Greenwoods & Freehills Pty Limited that SAINTS are likely to be treated as equity interests for taxation purposes. See Section 7 for further details.

**6.1.10 Franking**
St.George expects the Dividends paid on SAINTS to be fully franked. However, there is no guarantee that St.George will have sufficient franking credits in the future to fully frank Dividends.

If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George differs to the Australian corporate tax rate on the Allotment Date, the Dividend will be adjusted downwards or upwards accordingly.

Where a Dividend is not fully franked, St.George will increase the Dividend to compensate Holders for the unfranked component. Should a Dividend not be fully franked and St.George does not so increase the Dividend, then St.George will be restricted in payment of dividends and distributions of capital on securities ranking equally with or below SAINTS as described in clause 2.9 of the Terms of Issue.

## 6.2 RISKS ASSOCIATED WITH ST.GEORGE AND THE BANKING INDUSTRY GENERALLY

**6.2.1 General business risks**
The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those that encompass a broad range of economic and commercial risks. However, the most common risks that are actively managed by St.George are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer loss from:

- **credit risk**
  A debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange.

- **liquidity risk**
  The inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

- **market risk**
  Generally for St.George, this involves funding risk and interest rate risk. Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or [illegible]

periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George.

- **operational risk**
  The daily operations of St.George that may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 38 and 39 of St.George's 2003 Concise Annual Report set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, market risk, liquidity risk and operational risk.

**6.2.2 Changes in economic conditions**
The financial performance of St.George could be affected by changes in economic conditions in Australia. This includes changes in:

- inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;
- employment levels and labour costs, which will affect the cost structure of St.George;
- aggregate investment and economic output;
- other economic conditions, which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio; and
- housing prices and demand for housing loans which could reduce St.George's loan receivables and net interest income.

Global economic factors and geo-political instability can also affect economic conditions in Australia and therefore affect the financial performance of St.George.

**6.2.3 Changes in investment markets**
Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its operations and investments held in financial services and associated businesses.

**6.2.4 Changes in regulatory and legal environment**
St.George's business is subject to substantial regulatory and legal oversight. In particular, the Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required, among other things, to meet minimum capital requirements within these operations. APRA is currently analysing potential changes to its capital adequacy guidelines as a result of the Basel II Capital Accords. Under these changes, which are expected to [illegible]

way to that which is used currently. The consequences of these potential changes for St.George are still unclear. However, such changes in the regulatory regimes under which St.George operates may have a significant effect on the financial performance and capital requirements of St.George.

Failure to comply with legal and regulatory requirements may have a material adverse effect on St.George and its reputation among customers and regulators and in the market. Future regulatory and legal developments affecting the financial services industry may also have a material adverse effect on St.George.

In addition to regulatory and taxation risks associated with an investment in SAINTS, potential changes to the Australian and international regulatory environment may have a material adverse effect on St.George. These risks include changes to:

- accounting standards;
- taxation laws; and
- prudential regulatory requirements, particularly those administered by APRA.

**6.2.5 Changes in government policy**
St.George may be affected by changes in government policy or legislation applying to companies in the financial services industry. For example, a proposed change to taxation treatment of any of St.George's subsidiary companies may impact the after tax earnings of St.George.

**6.2.6 Competition in the financial services industry**
The financial services industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services. The effect of competitive market conditions may adversely impact on the earnings and assets of St.George.

**6.2.7 Changes in technology**
Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

**6.2.8 Operations**
Whilst St.George has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputational risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk, and external events.

**The above summary is not exhaustive. Potential investors should read this Prospectus in its entirety and consult their stockbroker, solicitor, accountant or other professional**

# 7. TAXATION IMPLICATIONS FOR INVESTORS

# 7. TAXATION IMPLICATIONS FOR INVESTORS

## 7.1 INTRODUCTION

The following is a summary of the Australian income tax and capital gains tax (CGT) consequences for potential investors who are Australian residents for taxation purposes and who are individuals, companies or complying superannuation entities and subscribe for and hold SAINTS on capital account ("Holders" for the purpose of the following discussion in this Section). Tax considerations which may arise for those investors who are in the business of share trading, dealing in securities or otherwise hold SAINTS on revenue account have not been considered in this tax summary.

This summary is based on the income tax law and administrative practice currently in force as at the date of this Prospectus. It is necessarily general in nature and is not intended to be definitive advice to Holders. Accordingly, each Holder should seek their own tax advice that is specific to their particular circumstances.

St.George has applied for a class ruling from the ATO for confirmation of the tax consequences for Holders as discussed in this summary.

Unless the context indicates otherwise, all capitalised terms bear the same meaning as those contained in the Glossary of terms and Terms of Issue of this Prospectus.

## 7.2 TAXATION OF DIVIDENDS

SAINTS are properly classified as equity interests in St.George rather than debt interests for tax purposes.

Accordingly, the Dividends on SAINTS should be frankable distributions for taxation purposes provided that certain requirements are satisfied.

It is expected that St.George will only pay fully franked Dividends on SAINTS to the extent of the available franking credits in St.George's franking account. Accordingly, unless a Holder is not a Qualified Person (refer to Section 7.3), all Holders should include in their assessable income the amount of the fully franked Dividends, grossed up for the franking credits attached to the Dividends on SAINTS.

The Holders may qualify for the tax offset (equivalent to the franking credits attached to the Dividends) against their income tax liability for the relevant income year provided the Holders are Qualified Persons (refer to Section 7.3).

To the extent the tax offset attributable to the franking credit on a Dividend exceeds the amount of a Holder's income tax liability for an income year, the excess franking credit may be refunded to a Holder who is an individual investor or an individual beneficiary of a trust, the trustee of which is a Holder or a complying superannuation entity.

## 7.3 QUALIFICATION FOR FRANKING CREDITS

Certain imputation measures contained in the Tax Act provide that a shareholder is not required to include the grossed up amount of the franking credits in its assessable income and is not entitled to the tax offset unless the shareholder is a Qualified Person in relation to the dividend.

A shareholder is a Qualified Person if it satisfies the Holding Period Rule and Related Payment Rule. An individual shareholder is automatically taken to be a Qualified Person in relation to the Holding Period Rule for the dividends paid on shares if the total amount of the tax offsets to which the shareholder would be entitled in an income year is $5,000 or less. This is referred to as the Small Shareholder Test.

In terms of the Holding Period Rule, a Holder must have held SAINTS 'at risk' for a continuous period of at least 90 days (excluding the days of acquisition and disposal) within a period beginning on the day after the date on which the Holder acquired SAINTS and ending on the 90th day after the date on which SAINTS became ex-Dividend.

The Holder would be 'at risk' in relation to SAINTS provided that any of the arrangements it enters into does not result in materially reduced risks of loss or opportunities for gain in relation to SAINTS.

Under the Related Payments Rule, a Holder who is obliged to make a related payment (essentially a payment passing on the benefit of the Dividend) in respect of a Dividend must hold SAINTS 'at risk' for at least 90 days (not including the days of acquisition and disposal) within the period beginning 90 days before and ending 90 days after SAINTS became ex-Dividend.

The exemption from the Holding Period Rule (i.e. the Small Shareholder Test) does not apply to the Related Payments Rule.

Although certain recent changes to the tax law have affected the applicability of these rules, the Australian Government has indicated in a Press Release dated 27 September 2002 that it intends to amend the law to ensure these rules continue to apply.

## 7.4 CGT CONSEQUENCES ON DISPOSAL OF SAINTS

### 7.4.1 Sale of SAINTS

A Holder may have a capital gain or capital loss on the sale of SAINTS.

To the extent that the capital proceeds received by a Holder on the sale of SAINTS exceeds the cost base of SAINTS, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss will arise on a sale of SAINTS equal to the amount by which the sale proceeds is less than the reduced cost base of SAINTS.

The cost base or reduced cost base of SAINTS respectively should include the amount paid to acquire SAINTS (when issued by St.George or purchased on-market) as well as the incidental costs (e.g. broker fees and stamp duty costs) associated with the acquisition and disposal of SAINTS.

If SAINTS have been owned for at least 12 months prior to the sale, a Holder may be entitled to receive CGT discount treatment in respect of any gain arising on disposal of SAINTS. The discount percentage is applied to the amount of the capital gain after offsetting any current year or carried forward capital losses (although there are special rules for trusts). The discount percentage is 50% for Holders who are individuals or individual beneficiaries of a trust, the trustee of which is a Holder and 33⅓% for Holders who are complying superannuation entities. Companies do not qualify for CGT discount treatment.

Holders who dispose of their SAINTS within 12 months of acquiring them will not receive CGT discount treatment.

**7.4.2 Redemption or cancellation of SAINTS**
St.George may determine to redeem or cancel SAINTS for an amount equal to the Face Value.

To the extent to which the redemption or cancellation proceeds paid by St.George are debited against an amount standing to the credit of the share capital account of St.George, the redemption or cancellation proceeds should not be treated as a dividend.

However, to the extent to which the redemption or cancellation proceeds paid by St.George are funded out of an account other than St.George's share capital account, that amount will be an assessable dividend in the hands of a Holder.

A redemption or cancellation of SAINTS will constitute a disposal of SAINTS for CGT purposes. Accordingly, a Holder may derive a capital gain or a capital loss on such disposal to the extent to which the disposal proceeds are greater than the cost base or less than the reduced cost base of SAINTS respectively.

The cost base (or reduced cost base) of SAINTS for these purposes would include the amount paid by a Holder to acquire SAINTS plus the incidental costs associated with the acquisition and disposal of SAINTS.

The amount of the capital gain resulting from a redemption or cancellation of SAINTS would be reduced (but not below zero) to the extent that the whole or part of the redemption or cancellation proceeds is treated as a dividend. A Holder may be entitled to CGT discount treatment in respect of any resulting capital gain in the same manner as discussed in Section 7.4.1.

**7.4.3 Buy-back of SAINTS**
St.George may choose to buy back SAINTS by giving an appropriate Exchange Notice to Holders.

For tax purposes, such an event would give rise to income tax and CGT consequences for the Holders similar to those described in relation to the redemption or cancellation of SAINTS. However, depending on the terms of the buy-back and how much of the proceeds is debited to St.George's share capital account, the calculation of the capital gain or capital loss arising would be different.

**7.4.4 Conversion of SAINTS**
If St.George issues an Exchange Notice and elects to convert SAINTS into Ordinary Shares, one SAINTS will convert into one Ordinary Share. The conversion of SAINTS is expressed to not constitute a redemption or cancellation of SAINTS or an issue, allotment or creation of a new share (other than the new Ordinary Shares issued). Instead, the conversion involves changing the rights attached to SAINTS.

In taxation ruling TR 94/30, the Commissioner of Taxation has expressed a view that the variation of rights attaching to a share does not result in either a full or partial disposal of an asset for CGT purposes unless there is a redemption or cancellation of the share. Accordingly, the conversion of SAINTS to Ordinary Shares should not result in either a full or partial disposal of SAINTS by Holders for CGT purposes.

## 7.5 NEW ORDINARY SHARES

Following the conversion of SAINTS into Ordinary Shares, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the conversion formula that is set out in clause 3.4 of the Terms of Issue.

The issue of the new Ordinary Shares to a Holder will not be taken to be an assessable dividend in the hands of the Holder.

The new Ordinary Shares will be CGT assets for CGT purposes. The cost base (or reduced cost base) of a new Ordinary Share will be determined by spreading the cost base (or reduced cost base) of the original SAINTS across the original SAINTS and all of the new Ordinary Shares issued on conversion.

Further, for CGT purposes, the new Ordinary Shares will be taken to have been acquired by a Holder at the time the original SAINTS to which the new Ordinary Shares are attributable were acquired by the Holder.

A subsequent sale of the Ordinary Shares (being the new Ordinary Shares and SAINTS that have been converted into Ordinary Shares) may give rise to a capital gain or capital loss to a Holder. The amount of the capital gain would equal the excess of the sale proceeds over the cost base of the Ordinary Shares determined in the manner discussed above. Conversely, a capital loss will arise on a sale of the Ordinary Shares equal to the amount by which the sale proceeds are less than the reduced cost base of the Ordinary Shares.

The availability of CGT discount treatment to Holders discussed in Section 7.4.1 in the context of a sale of SAINTS, applies equally here.

# 8. ADDITIONAL INFORMATION

# 8. ADDITIONAL INFORMATION

## 8.1 TERMS OF ISSUE

The rights attaching to SAINTS will be governed by the Constitution and the Terms of Issue set out in Appendix A.

## 8.2 RIGHTS ATTACHING TO ORDINARY SHARES

St.George may convert SAINTS into Ordinary Shares in the circumstances set out in the Terms of Issue. The main rights attaching to Ordinary Shares are to:

(a) vote at meetings of Ordinary Shareholders on the basis of one vote per fully paid share on a poll;

(b) receive dividends declared from time to time in proportion to the capital paid up on the shares they hold (subject to the rights of holders of shares carrying preferred rights);

(c) receive information required to be distributed under the Corporations Act and ASX Listing Rules (e.g. annual reports); and

(d) participate in a surplus of assets or profits on a winding up of St.George in proportion to the capital paid up on the shares at the commencement of the winding up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's registered office on request. The Constitution also includes provisions on the winding up of St.George and a limitation on Ordinary Share ownership.

### 8.2.1 Winding up of St.George

Article 115 of the Constitution provides that if St.George is wound up and its assets are insufficient to discharge its liabilities in the winding up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held. No holder of St.George shares is required to contribute more than the amount unpaid, if any, on any share held by that person. As all SAINTS issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding up.

### 8.2.2 Limitation on Ordinary Share ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to no more than 10% of the issued shares of St.George.

In addition, the Financial Sector (Shareholdings) Act 1998 (Cth) restricts ownership by people (together with their associates) of an Australian bank, such as St.George, to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

## 8.3 SUMMARY OF OFFER MANAGEMENT AGREEMENT

St.George entered into the Offer Management Agreement with the Joint Lead Managers on 2 July 2004. Under the Offer Management Agreement, the Joint Lead Managers have agreed to manage and market the Offer, including the Bookbuild, and to provide settlement support in relation to obligations of Applicants under the Bookbuild who are allocated SAINTS. The Joint Lead Managers may appoint Co-Managers to the Offer with the approval of St.George.

### 8.3.1 Fees

The Joint Lead Managers are entitled to receive a fee of up to 1.75% of the Face Value per SAINTS (excluding GST) on SAINTS issued under the Offer. However, no fee is payable to a Joint Lead Manager which terminates its obligations under the Offer Management Agreement. If the remaining Joint Lead Manager takes up all of the rights and obligations of the terminating Joint Lead Manager, the remaining Joint Lead Manager is entitled to the entire fee. If the remaining Joint Lead Manager does not take up all of the rights and obligations of the terminating Joint Lead Manager, the remaining Joint Lead Manager is only entitled to half of the entire fee.

St.George must pay stamp duty in relation to the Offer Management Agreement or the Offer and incidental costs and expenses of the Offer.

### 8.3.2 Undertakings by St.George

St.George gives a number of undertakings under the Offer Management Agreement, including in relation to the conduct of the Offer, the accuracy of this Prospectus and compliance by St.George with applicable laws. St.George also gives an undertaking that it will not, without the prior written consent of the Joint Lead Managers, issue, or announce an issue of any equity securities, equity-linked securities, hybrid or preference securities, subordinated debt with Tier 1 or Tier 2 Capital status, or any securities convertible into SAINTS or any of the above, for a period of 90 days following the announcement of the Offer, other than issues under the Offer, an employee share or option plan, bonus plan, top up plan, dividend reinvestment plan or under the terms of issue of securities or financial products on issue on the date of the Offer Management Agreement.

### 8.3.3 Termination

The Joint Lead Managers may terminate the Offer Management Agreement by notice to St.George if any of the events summarised below occurs:

(a) a statement in this Prospectus is or becomes misleading or deceptive in a material respect, or a material matter is omitted from this Prospectus;

(b) this Prospectus, or any aspect of the Offer, does not comply in all material respects with all applicable laws;

(c) at any time following successful completion of the Bookbuild, the UBS Composite Bond Index (All Maturities) is at any time at a level which is 4% or more below its

closing level as at the close of trading on the date immediately prior to the date of successful completion of the Bookbuild;

(d) the credit rating assigned to St.George or SAINTS as at 2 July 2004 by Standard & Poor's Ratings Services or Moody's Investors Service is downgraded, withdrawn or placed on negative outlook or credit watch negative;

(e) approval is refused or not granted, other than subject to customary conditions, to the official quotation of all SAINTS on ASX before the Allotment Date or, if granted, such approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;

(f) any of the following notifications are made:
- (i) ASIC issues a stop order;
- (ii) ASIC issues an interim stop order that is not revoked within two days;
- (iii) ASIC makes an application for an order under Part 9.5 of the Corporations Act in relation to this Prospectus or commences any investigation or hearing under the Australian Securities and Investments Commission Act 1989 (Cth) in relation to this Prospectus; or
- (iv) any person withdraws their consent to being named in this Prospectus;

(g) St.George withdraws this Prospectus or the Offer;

(h) there is a change in tax law or policy, or prior to the Allotment Date the ATO states or indicates that it is likely that it will not issue a tax ruling in respect of SAINTS materially in the form requested by St.George, which events, in the opinion of the Joint Lead Managers, based upon advice of a suitably qualified professional adviser, materially adversely affects or would so affect St.George, the Group, SAINTS or the transfer of SAINTS;

(i) subject to certain notice requirements, a Joint Lead Manager terminates the Offer Management Agreement; or

(j) after the successful completion of the Bookbuild:
- (i) there is a suspension or material limitation in trading in securities generally on ASX, the New York Stock Exchange and/or the London Stock Exchange;
- (ii) there is a suspension or material limitation in trading in St.George's securities on ASX (other than in connection with the Bookbuild);
- (iii) a general moratorium on commercial banking activities in Australia, New York or London is declared by the relevant authorities, or there is a material disruption in commercial banking, securities settlement or clearance services in those places;
- (iv) there is an outbreak or major escalation of hostilities involving any one or more of Australia, the United States, the United Kingdom, Hong Kong, China, any member of the European Union, Japan or Singapore, or the declaration by any of those countries of a national emergency or war, or a major terrorist
- (v) the occurrence of any calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in Australia, the United States, the United Kingdom or elsewhere,

which in the case of the events set out in paragraphs (iv) or (v), in the reasonable judgment of the Joint Lead Manager seeking to terminate, makes it impracticable or inadvisable to proceed with the Offer or the delivery of SAINTS on the Allotment Date.

In addition to the above, a Joint Lead Manager may terminate its obligations under the Offer Management Agreement by notice to St.George if any of the events summarised below occurs provided that the Joint Lead Manager has reasonable and bona fide grounds to believe and does believe that the event has or is likely to have a material adverse effect on the success or settlement of the Offer or, where the event occurs after successful completion of the Bookbuild, on the performance of the secondary market trading of SAINTS within the first month of trading following quotation of SAINTS, or would give rise to a material liability of the Joint Lead Manager under any law:

(a) there is an actual adverse effect on the financial condition, earnings, business affairs or business prospects, results of operations or general affairs of the Group from that disclosed in this Prospectus;

(b) any government agency commences any public action against St.George or announces its intention to do so;

(c) there is a contravention by St.George or any of its subsidiaries of the Corporations Act, its Constitution or ASX Listing Rules;

(d) there occurs a new circumstance that has arisen since this Prospectus was lodged with ASIC that would have been required to be included in the Prospectus;

(e) the due diligence report or any other information supplied by or on behalf of St.George to the Joint Lead Managers in relation to St.George or any of its subsidiaries or the Offer is misleading or deceptive;

(f) any person gives a notice that they have become aware that a material statement in this Prospectus is misleading or deceptive, there is a material omission from this Prospectus or a material new circumstance has arisen;

(g) St.George fails to perform any of its obligations under the Offer Management Agreement;

(h) a representation or warranty in the Offer Management Agreement given by St.George is not true or correct;

(i) a new law is introduced or proposed, or the Reserve Bank of Australia or any federal or state authority of Australia adopts or announces a proposal to adopt a new policy which does or is likely to prohibit or regulate the Offer, capital issues or stock markets, or

(j) a Director is charged with an indictable offence relating to any financial or corporate matter, any government agency commences any public action against any Directors in their capacity as such, or a Director is disqualified from managing a corporation.

If termination is due to the events set out above, St.George is discharged from its obligation to pay any fees under the Offer Management Agreement to the terminating Joint Lead Manager.

## 8.4 OFFER RESTRICTIONS

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S under the US Securities Act). SAINTS have not been, and will not be, registered under the US Securities Act.

Therefore, SAINTS may not be offered or sold, directly or indirectly in the US, or to, or for the account or benefit of, US Persons. Accordingly, the Offer is not being made in the US or to any US person. Neither this Prospectus nor the Application Form will be sent to the US or to a US Person.

By submitting an Application Form, each Applicant will be deemed to have:

(a) acknowledged that SAINTS have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the US or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and

(b) represented, warranted and agreed as follows:
  (i) they are not in the US or a US Person and are not acting for the account or benefit of a US Person; and
  (ii) they are not engaged in the business of distributing securities, or, if they are, they will not offer, sell or resell in the US or to any US Person:
    - any SAINTS they acquire pursuant to the Offer; or
    - any SAINTS they acquire other than pursuant to the Offer (excluding SAINTS purchased by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the US).

Any person who is in the US, is a US Person, or does not make the representation and warranty set out above is not entitled to acquire any SAINTS.

Until 40 days after the commencement of the Offer, any offer or sale of SAINTS in the US or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act.

Insofar as persons in the United Kingdom are concerned, this communication is directed only at persons who:

(ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (UK), (all such persons together being referred to as "relevant persons").

This communication must not be acted on or relied on by any persons who are not relevant persons. Insofar as persons in the United Kingdom are concerned, any investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

No action has been taken in any jurisdiction outside Australia to permit the offer of SAINTS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with SAINTS.

## 8.5 CONSENTS

None of the persons referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these persons, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements made in or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that person as specified below:

- Allens Arthur Robinson has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Allens Arthur Robinson takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Allens Arthur Robinson does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Allens Arthur Robinson, other than this paragraph and the reference to it in the Corporate Directory;
- Computershare Investor Services Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Computershare Investor Services Pty Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Computershare Investor Services Pty Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Computershare Investor Services Pty Limited, other than this paragraph and the reference to it in the Corporate Directory;
- Goldman Sachs JBWere Pty Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Goldman Sachs JBWere Pty Ltd takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Goldman Sachs JBWere Pty Ltd does

Sachs JBWere Pty Ltd, other than this paragraph and the reference to it in the Corporate Directory;

- Greenwoods & Freehills Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of the statement in Section 6.1.9, the description in Section 7, which was prepared by it, and to be named in this Prospectus in the form and context in which it is named. Greenwoods & Freehills Pty Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Greenwoods & Freehills Pty Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement, by Greenwoods & Freehills Pty Limited, other than in Sections 6.1.9 and 7, this paragraph and the reference to it in the Corporate Directory;
- JPMorgan Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. JPMorgan Australia Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. JPMorgan Australia Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by JPMorgan Australia Limited, other than this paragraph and the reference to it in the Corporate Directory;
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of a summary of its advice regarding the impact of IFRS on St.George and SAINTS in Sections 2.4.5, 5.11 and 6.1.7, and to be named in this Prospectus in the form and context in which it is named. KPMG takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. KPMG does not make any statement in this Prospectus nor is there any statement said to be based on a statement by KPMG, other than its summary of IFRS implications for St.George and SAINTS in Sections 2.4.5, 5.11 and 6.1.7, this paragraph, and the reference to it in the Corporate Directory;
- Macquarie Equities Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Macquarie Equities Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Macquarie Equities Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Macquarie Equities Limited, other than this paragraph and the reference to it in the Corporate Directory;
- Ord Minnett Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Ord Minnett Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Ord Minnett Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Ord Minnett Limited, other than this paragraph and the reference to it in the Corporate Directory;
- Standard & Poor's Ratings Services has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the statements in Sections 5.10.1 and 5.10.2 and to be named in this Prospectus in the form and context in which it is named. Standard & Poor's Ratings Services takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. Standard & Poor's Ratings Services does not make any statement in this Prospectus nor is there any statement said to be based on a statement by Standard & Poor's Ratings Services, other than the statements in Sections 5.10.1 and 5.10.2, and this paragraph; and
- UBS Private Clients Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. UBS Private Clients Australia Limited takes no responsibility for any part of this Prospectus except to the extent required by the Corporations Act. UBS Private Clients Australia Limited does not make any statement in this Prospectus nor is there any statement said to be based on a statement by UBS Private Clients Australia Limited, other than this paragraph and the reference to it in the Corporate Directory.

Moody's Investors Service has not consented to its ratings being included in this Prospectus in the form and context in which they appear (see Sections 5.10.1 and 5.10.3), and accordingly it is not liable for its ratings under section 729 of the Corporations Act. However, ASIC has granted an exemption from section 716(2) of the Corporations Act to permit St.George to name Moody's Investors Service in this Prospectus, and its public ratings of SAINTS and St.George to be included, without obtaining its written consent.

## 8.6 INTERESTS OF ADVISERS

- Allens Arthur Robinson has acted as solicitors to St.George in connection with this Prospectus and the Offer. St.George estimates that it will pay approximately $300,000 (excluding disbursements and GST) to Allens Arthur Robinson for the work that has been done up to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges;
- Computershare Investor Services Pty Limited has performed work in its capacity as St.George's Share Registry in relation to the Offer. Computershare Investor Services Pty Limited will receive a fee for providing this service;
- Goldman Sachs JBWere Pty Ltd has acted as Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 8.3;
- Greenwoods & Freehills Pty Limited has provided tax advice in relation to the Offer. St.George estimates that it will pay approximately $60,000 (excluding disbursements and GST) to Greenwoods & Freehills Pty Limited for this work. Further amounts may be paid to Greenwoods & Freehills Pty Limited in accordance with its normal time based charges;

- JPMorgan Australia Limited has acted as Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 8.3; and
- KPMG has performed work in relation to the due diligence enquiries on financial matters relating to the Offer. St.George estimates that it will pay approximately $70,000 (excluding disbursements and GST) to KPMG for this work. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Macquarie Equities Limited, Ord Minnett Limited, St.George Private Bank (which is a registered business name of St.George) and UBS Private Clients Australia Limited are acting as Co-Managers to the Offer. The Joint Lead Managers will be responsible for fees payable to each Co-Manager, which will be up to 1.00% (inclusive of GST) of the Face Value of all SAINTS allocated to that Co-Manager.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- neither of the Joint Lead Managers to the Offer; and
- no financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons in connection with the formation or promotion of St.George or the Offer.

## 8.7 EXPENSES OF THE OFFER

If the Offer proceeds, the total estimated costs of the Offer, including advisory, legal, accounting, tax, listing and administrative fees, as well as printing, advertising and other expenses are, at the date of the Prospectus, estimated to be approximately $5 million and will be paid by St.George.

## 8.8 DIRECTORS' INTERESTS

Except as set out below, no Director or proposed Director holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify them as, a Director; and
- for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

**Directors' shareholdings**

The relevant interest of each Director in the share capital of St.George as at 1 June 2004 is as follows:

| Director | Fully paid Ordinary Shares | PRYMES | Options granted over Ordinary Shares |
|---|---|---|---|
| F J Conroy | 14,364 | 63 | - |
| G P Kelly | 25,000 | - | 1,000,000 |
| L F Bleasel | 39,628 | 427 | - |
| J S Curtis | 18,166 | - | - |
| P D R Isherwood | 24,616 | - | - |
| L B Nicholls | 3,604 | - | - |
| G J Reaney | 42,388 | - | - |
| J M Thame | 150,000 | 63 | - |

**Directors' interests in registered schemes**

Details of the interests held by Directors in registered schemes offered by the Group at 1 June 2004 are as follows:

| Director | Name of registered scheme | Units held |
|---|---|---|
| J M Thame | Advance Imputation Fund | 27,981 |

FILE NO. 82-3809

On 31 May 2004, the Chairman of St.George, Mr Frank Conroy, announced that he will retire from the St.George Board at the conclusion of St.George's Annual General Meeting in December 2004. Searches are underway for the appointment of two new Directors, one for the position of Chairman and one to fill the vacancy caused by the retirement in 2003 of St.George's Deputy Chairman.

## 8.9 AVAILABILITY OF DOCUMENTS LODGED WITH ASIC

St.George is required to prepare and lodge with ASIC both yearly and half yearly financial statements, accompanied by Directors' statements and reports, with audit or review reports. Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office or on St.George's web site at www.stgeorge.com.au.

## 8.10 ASX WAIVERS

St.George has been granted a waiver from ASX Listing Rule 10.11 to permit Directors and their related parties to be issued SAINTS under this Prospectus without shareholder approval, provided that:

- all the Directors (and their related parties) combined are restricted to applying for no more than $600,000 worth of SAINTS in total and they otherwise participate in the Offer on the same terms as other investors; and
- St.George makes a release to the market advising that ASX has granted a waiver from ASX Listing Rule 10.11 that allows all the Directors (and their related parties) to participate in the issue of SAINTS provided that the extent of the participation of all of them (and their related parties) combined is limited to that number of SAINTS having a total Face Value of no more than $600,000, without obtaining shareholder approval for the issue.

St.George has also obtained confirmation from ASX that:

- ASX considers that the Terms of Issue are appropriate and equitable for the purpose of ASX Listing Rule 6.1;
- ASX Listing Rule 6.10 does not apply to the Terms of Issue which provide for St.George to change the date and rate of distributions of SAINTS;
- ASX Listing Rule 6.12 does not apply to the Terms of Issue which provide for the redemption, buy-back, cancellation or conversion of SAINTS; and
- for the purpose of ASX Listing Rule 7.1.4, ASX has no objections to the conversion rate of SAINTS to Ordinary Shares being calculated based on the market price of Ordinary Shares on the Allotment Date.

## 8.11 ASIC RELIEF

St.George has obtained ASIC relief in respect of the operation of section 716(2) of the Corporations Act to permit the ... Prospectus of credit ratings announced

## 8.12 ELECTRONIC PROSPECTUS

This Prospectus is available in electronic form on the St.George web site at www.stgeorge.com.au. The Offer constituted by this Prospectus in electronic form is available to persons receiving this Prospectus in electronic form within Australia. Applicants using the Application Form attached to the electronic version of this Prospectus must be resident in and located in Australia. A paper copy of this Prospectus is available free of charge by calling the St.George InfoLine on 1800 804 457.

Persons who receive the electronic version of this Prospectus should ensure that they download and read the Prospectus in its entirety.

An Application can be made by completing and lodging a paper copy of the Application Form attached to or accompanying this Prospectus, or by printing a copy of the Application Form from the electronic version of this Prospectus. Applications cannot be made online. The Application Form must be completed in accordance with the instructions set out in the Application Form.

The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

## 8.13 AUTHORISATION OF THIS PROSPECTUS

Each Director has consented to the lodgement of this Prospectus with ASIC as required by section 720 of the Corporations Act.

**Frank J Conroy**

Chairman
St.George Bank Limited

FILE NO. 82-3809

# APPENDIX A.

# TERMS OF ISSUE

# APPENDIX A. TERMS OF ISSUE

**A reference to $ or cents in these Terms of Issue is a reference to Australian currency. A reference to time in these Terms of Issue is a reference to Sydney, New South Wales, Australia time. References to clauses are to clauses within these Terms of Issue.**

## 1 FACE VALUE

Each SAINTS will be issued by St.George as fully paid at an issue price of $100 (Face Value).

## 2 DIVIDENDS

### 2.1 Dividend

Subject to these terms, the Holder on the relevant Record Date of each SAINTS is entitled to receive on each relevant Dividend Payment Date a dividend (Dividend) calculated in accordance with the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times \text{N}}{365}$$

where:

**N** is the number of days from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date; and

**Dividend Rate** expressed as a percentage per annum, is calculated in accordance with the following formula:

(Market Rate + Margin) x (1 – T)

where:

**Market Rate** means the Bank Bill Swap Rate for 90 day bills applying on the first Business Day of each Dividend Period expressed as a percentage per annum; and

**Margin** expressed as a percentage per annum is:

(a) for the period up to the Increased Margin Date, the rate determined under the Bookbuild; and

(b) for the period on or after the Increased Margin Date, the rate determined under the Bookbuild plus 1.00%; and

**T** means the Australian corporate tax rate applicable on the Allotment Date, expressed as a decimal, and which will be taken to be 0.30.

### 2.2 Franking adjustment

(a) If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked (Ti) differs from the Australian corporate tax rate on the Allotment Date (T), the Dividend will be adjusted in accordance with the following formula (rounded to the nearest four

$$\text{Dividend} \times \frac{(1-\text{Ti})}{(1-\text{T})}$$

where:

**Dividend** is the amount calculated under clause 2.1;

**Ti** is the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked, expressed as a decimal; and

**T** means the Australian corporate tax rate applicable on the Allotment Date, expressed as a decimal, and which will be taken to be 0.30.

(b) If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that part), the Dividend will be adjusted in accordance with the following formula:

$$\frac{\text{D}}{1-[\text{Ti} \times (1-\text{F})]}$$

where:

**D** is the Dividend calculated under clause 2.2(a) or clause 2.1 where there has been no application of clause 2.2(a);

**Ti** has the same meaning as in clause 2.2(a); and

**F** is the applicable Franking Rate.

### 2.3 Payment of Dividend

The payment of a Dividend and any Optional Dividend is subject to:

(a) the Directors, at their sole discretion, declaring the Dividend or Optional Dividend to be payable;

(b) St.George having profits available for the payment of a Dividend or an Optional Dividend;

(c) such payment not resulting in the Total Capital Ratio or the Tier 1 Capital Ratio of St.George (on a Level 1 basis) or of the consolidated Group (on a Level 2 basis) not complying with APRA's then current capital adequacy guidelines as they are applied to St.George or the consolidated Group (as the case may be) at the time, unless APRA otherwise gives its prior approval;

(d) the amount of the Dividend or Optional Dividend not exceeding the profits after tax of the consolidated Group (as disclosed in the latest publicly available financial results for the consolidated Group) for the immediately preceding Reporting Year less the aggregate amount of dividends paid by St.George in the period from the end of that Reporting Year up to the Record Date for the Dividend or Optional Dividend, unless APRA otherwise gives its prior approval; and

(e) APRA not otherwise objecting to the payment of the

Dividends and Optional Dividends shall be paid by cheque, direct credit or such other means as authorised by the Directors.

**2.4 Non-cumulative Dividends**

Dividends are non-cumulative. If all or part of a Dividend is not paid because of the provisions of clause 2.3 or because of any applicable law, St.George has no liability to pay such Dividend and, notwithstanding St.George's absolute discretion (subject to APRA's prior approval) to pay an Optional Dividend under clause 2.9(d) or 2.9(e), the Holder has no claim in respect of such non-payment. No interest accrues on any unpaid Dividends or Optional Dividends, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividends or Optional Dividends.

**2.5 Rounding of Dividends**

All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of SAINTS, any fraction of a cent will be disregarded.

**2.6 Dividend Payment Dates**

Subject to this clause 2, Dividends will be payable on SAINTS in arrears on 20 November 2004 and thereafter on each 20 February, 20 May, 20 August and 20 November until SAINTS are converted, redeemed, bought back or cancelled on the Exchange Date in which case a Dividend will be payable on the Exchange Date.

**2.7 Record Dates**

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

**2.8 Withholding obligations**

St.George will be entitled to deduct from any Dividend or Optional Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by St.George to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by St.George. St.George will pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment.

**2.9 Restrictions in case of non-payment**

If, for any reason, a Dividend has not been declared or a Dividend that has been declared has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, St.George must not without approval of a Special Resolution passed at a separate meeting of Holders:

(a) declare or pay a dividend or make any distribution on any share capital of St.George over which SAINTS rank in priority for participation in profits; or

(b) declare or pay a dividend or make any distribution on SAINTS or on any share capital of St.George which ranks by legal or stated terms equal with SAINTS for participation in profits (other than to permit the declaration and payment of Optional Dividends and optional dividends under clause 2.9(e)); or

(c) redeem, reduce, cancel or acquire for any consideration any share capital of St.George (other than SAINTS or share capital ranking equally with or in priority to SAINTS),

unless:

(d) in the case of clause 2.9(a):
  (i) four consecutive Dividends thereafter have been paid in full (or an equivalent amount of Dividends if the frequency of payment is other than quarterly); or
  (ii) an Optional Dividend has been paid to the Holders equal to the unpaid amount (if any) of the four immediately preceding Dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of Dividends if the frequency of payment is other than quarterly) with payment of any Optional Dividend being subject to APRA's prior approval; or

(e) in the case of clause 2.9(b), an Optional Dividend has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of Dividends if the frequency of payment is other than quarterly) and an optional dividend has been paid to holders of share capital of St.George which ranks equally to SAINTS equal to the unpaid amount (if any) of the two immediately preceding dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of dividends if the frequency of payment is other than quarterly) with payment of any Optional Dividend being subject to APRA's prior approval; or

(f) all SAINTS have been converted, redeemed, bought back or cancelled.

## 3 EXCHANGE

**3.1 Exchange by St.George**

(a) St.George may serve on Holders:
  (i) an Issuer Exchange Notice at least 30 Business Days (but no more than three months) before a Fixed Exchange Date in respect of all or some only of their SAINTS; or
  (ii) an Issuer (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their SAINTS.

(b) If St.George serves an Exchange Notice on Holders, St.George must include in that notice which, or which combination, of the following it intends to do in respect of SAINTS the subject of the notice:
  (i) convert SAINTS into Ordinary Shares in accordance with clauses 3.3 and 3.4; or

(ii) do any of the following:

- redeem SAINTS in accordance with clause 3.12;
- buy back SAINTS under the terms of the Buy-Back Agreement in accordance with clause 3.13; or
- cancel SAINTS in accordance with clause 3.14,

in each case for Face Value on the relevant Exchange Date.

(c) St.George may only apply the mechanisms in clause 3.1(b)(ii) if APRA has given its prior approval to such mechanisms being applied.

(d) In a conversion, redemption, buy-back or cancellation of some but not all SAINTS under this clause 3, St.George must endeavour to treat Holders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

(e) If St.George serves an Exchange Notice in accordance with clause 3.1(a) the Exchange Date is:

(i) for an Issuer Exchange Notice, the Fixed Exchange Date; or

(ii) for an Issuer (Event) Exchange Notice, the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served by St.George unless St.George determines an earlier Exchange Date as notified in the Exchange Notice having regard to the best interests of the Holders (collectively) and the relevant event.

(f) If required by St.George, where St.George is entitled to convert, redeem, buy back or cancel any SAINTS under these Terms of Issue, the Holder must:

(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution;

(ii) provide all documentation and execute any authorisation or power necessary; and

(iii) take all other action necessary or desirable,

to effect the conversion, redemption, buy-back or cancellation of those SAINTS.

**3.2 Exchange Notices are irrevocable**

An Issuer Exchange Notice or Issuer (Event) Exchange Notice given by St.George under clause 3.1(a) is irrevocable and may include any other information that St.George considers necessary to effect the Exchange in an orderly manner.

**3.3 Meaning of conversion**

Each SAINTS, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on SAINTS under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date and any rights to any allotment of additional Ordinary Shares under clause 3.4, which will

(b) each SAINTS will rank equally with all other Ordinary Shares then on issue and St.George will issue a statement that the Holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a SAINTS under this clause 3.3 and any allotment of additional Ordinary Shares under clause 3.4 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute cancellation, buy-back or redemption of a SAINTS or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.4).

**3.4 Conversion and additional Ordinary Shares**

If St.George issues an Exchange Notice in accordance with clause 3.1(a) and chooses the mechanism of Exchange described in clause 3.1(b)(i), then each SAINTS the subject of an Exchange Notice will convert on the Exchange Date into one Ordinary Share and upon conversion, each Holder will be allotted an additional number of Ordinary Shares equal to the lesser of the Maximum Conversion Number and the number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to that Holder in respect of the total number of SAINTS being converted at that time includes a fraction, that fraction will be disregarded):

$$AS = N \times (CR - 1)$$

where:

**AS** means the number of additional Ordinary Shares (disregarding fractions), which must be equal to or greater than zero;

**N** is the number of SAINTS held by the Holder at the Exchange Date which St.George has elected to convert and identified in the Exchange Notice; and

**CR** means an amount calculated by dividing Face Value by CRP subject in all cases to CR being no less than 1,

where:

**CRP** means RP multiplied by 97.5%; and

**RP** means, subject to clause 3.5, the VWAP during the Reference Period.

**3.5 Adjustments to VWAP**

For the purposes of calculating VWAP in clause 3.4 (the definition of RP):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and SAINTS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the

cum dividend, cum distribution or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(i) in the case of a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) in the case of an entitlement that is not a dividend or other distribution under clause 3.5(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) in the case of an entitlement that is not a dividend or other distribution under clause 3.5(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Directors;

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and SAINTS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

### 3.6 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 3.6(b) and (c), if St.George makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to holders of Ordinary Shares generally, the Maximum Conversion Number will be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

**CN** means the Maximum Conversion Number applying immediately after the application of this formula;

**CNo** means the Maximum Conversion Number applying immediately prior to the application of this formula;

**P** means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

**RD** means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the rights or bonus issue;

**RN** means the number of Ordinary Shares issued pursuant to the rights or bonus issue; and

**A** means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if A exceeds P;

(c) Clause 3.6(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan; and

(d) For the purpose of this clause 3.6, an issue will be regarded as a pro rata issue notwithstanding that St.George does not make offers to some or all holders of Ordinary Shares with registered addresses outside Australia, provided that in so doing St.George is not in contravention of ASX Listing Rules.

### 3.7 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 3.7(b), if St.George undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

**CN** means the Maximum Conversion Number respectively applying immediately after the application of this formula;

**CNo** means the Maximum Conversion Number applying immediately prior to the application of this formula;

**P** means the VWAP during the 20 Business Days prior to the announcement to ASX of the buy-back (or cancellation);

**BD** means the number of Ordinary Shares on issue immediately prior to the buy-back (or cancellation);

**BN** means the number of Ordinary Shares bought back (or cancelled); and

**A** means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if P exceeds A.

**3.8 Adjustment to Maximum Conversion Number for return of capital**
If St.George makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted in accordance with the following formula:

$$CN = CNo \times \frac{P}{(P - C)}$$

where:

**CN** means the Maximum Conversion Number applying immediately after the application of this formula;

**CNo** means the Maximum Conversion Number applying immediately prior to the application of this formula;

**P** means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the return of capital); and

**C** means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

**3.9 Other adjustments to Maximum Conversion Number**
Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by the Directors as they consider appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted in accordance with ASX Listing Rules). Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

**3.10 Directors' sole discretion regarding adjustments to Maximum Conversion Number**
Despite the provisions of clauses 3.6 to 3.9, where:

(a) the effect of any of the adjustment provisions set out in clauses 3.6 to 3.9 is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to St.George that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of the Directors, such occurrence would affect the relative values of SAINTS and the Ordinary Shares, the Directors may:

(c) make such alterations to the Face Value and the Maximum Conversion Number as they reasonably consider appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Holders to participate in such event based upon the number of Ordinary Shares to which those Holders would have been entitled if their SAINTS had been converted on a date nominated by the Directors to maintain the relativity.

**3.11 Conversion to Ordinary Shares precluded**
In accordance with sub-article 11(5) of the Constitution, a Holder's SAINTS may not be converted into Ordinary Shares and no additional Ordinary Shares may be allotted or issued if in the Directors' opinion the conversion of the SAINTS held by that Holder would result in a person contravening sub-article 11(1) of the Constitution.

**3.12 Redemption of SAINTS**
If St.George determines to redeem SAINTS and gives an Exchange Notice to the Holders notifying that their SAINTS are to be redeemed, on the relevant Exchange Date St.George shall redeem every SAINTS which St.George has elected to redeem and identified in the Exchange Notice. For each SAINTS that is being redeemed, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

**3.13 Buy-Back of SAINTS**
(a) Each holder of SAINTS from time to time agrees with St.George on terms as set out in the Buy-Back Agreement that, upon St.George determining to buy back SAINTS (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their SAINTS are to be bought back, those Holders will be deemed to have sold to St.George the SAINTS which St.George has elected to buy back and identified in the Exchange Notice on the terms of the Buy-Back Agreement.

(b) The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:
   (i) St.George giving an Exchange Notice to each Holder that it has determined to buy back the SAINTS

(ii) St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which SAINTS are quoted.

(c) On the relevant Exchange Date, St.George shall buy back every SAINTS which St.George has elected to buy back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each SAINTS that is being bought back, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

**3.14 Cancellation of SAINTS**
If St.George:

(a) determines to cancel SAINTS;

(b) obtains all consents (if any) to the cancellation of SAINTS which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which the SAINTS are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their SAINTS are to be cancelled,

on the relevant Exchange Date, St.George shall cancel every SAINTS which St.George has elected to cancel and identified in the Exchange Notice. For each SAINTS that is being cancelled, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

## 4 GENERAL RIGHTS ATTACHING TO SAINTS

**4.1 Ranking**
SAINTS rank equally among themselves and are subordinated to all depositors and creditors of St.George. SAINTS are not deposits or liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation. SAINTS rank pari passu with PRYMES and with all other equally ranking securities in respect of the payment of Dividends which have been declared and in respect of the payment of dividends which have been declared on PRYMES and on all other equally ranking securities. SAINTS rank pari passu with PRYMES and Depositary Capital Securities in respect of a return of capital and payment of declared but unpaid Dividends on a winding up of St.George.

The issue of any other preference shares by St.George which rank in priority to SAINTS in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to SAINTS.

St.George reserves the right to issue further SAINTS, preference shares (whether redeemable or not) or other capital securities which rank equally with or behind existing SAINTS, whether in respect of dividends (whether cumulative or not), return of capital on a winding up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing SAINTS.

**4.2 Preferential dividend**
Until conversion, SAINTS rank in priority to Ordinary Shares for the payment of dividends.

**4.3 No set off**
Any amount due to a Holder in respect of SAINTS may not be set off against any claims by St.George on the Holder.

**4.4 Return of capital**
Until conversion, if there is a return of capital on a winding up of St.George, Holders will be entitled to receive out of the assets of St.George available for distribution to holders of shares, in respect of each SAINTS held, a cash payment (Liquidation Sum) equal to the sum of:

(a) the amount of any Dividend declared but unpaid; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind SAINTS.

SAINTS do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

**4.5 Shortfall on winding up**
If, upon a return of capital on a winding up of St.George, there are insufficient funds to pay in full the amounts referred to in clause 4.4 and the amounts payable in respect of any other shares in St.George ranking as to such distribution equally with SAINTS on a winding up of St.George, Holders and the holders of any such other shares will share in any distribution of assets of St.George in proportion to the amounts to which they respectively are entitled.

**4.6 No participation in surplus assets**
SAINTS do not confer on their Holders any further right to participate in the surplus assets of St.George on a winding up beyond payment of the Liquidation Sum.

**4.7 Restrictions on other issues**
Until the date on which all SAINTS have been redeemed, bought back, cancelled or converted, St.George must not, without approval of a Special Resolution passed at a separate meeting of Holders issue shares ranking in priority to SAINTS or permit the conversion of any existing shares to shares ranking equally with or in priority to SAINTS (except if that takes place under the terms of the Depositary Capital Securities or under the terms of any securities which are issued on conversion or exchange of the Depositary Capital Securities), but the Directors are at all times authorised to issue further SAINTS, preference shares or other capital securities ranking equally with or behind any existing SAINTS.

**4.8 Takeovers and schemes of arrangement**

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend an arrangement under Part 5.1 of the Corporations Act in respect of the Ordinary Shares which will result in a person other than St.George having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the arrangement under Part 5.1 of the Corporations Act or a similar transaction.

**4.9 Participation in new issues**

Until SAINTS are converted, they will confer no rights to subscribe for new securities in St.George or to participate in any bonus issues, unless (and then only to the extent) the Directors determine otherwise under clause 3.10.

## 5 VOTING RIGHTS

Holders have the same rights as holders of Ordinary Shares to receive accounts, reports and notices of general meetings of St.George and to attend any general meeting of St.George. Holders will not, however, be entitled to speak or vote at any general meeting of St.George except in each of the following circumstances:

(a) on a proposal:
  (i) to reduce the share capital of St.George;
  (ii) that affects rights attached to SAINTS;
  (iii) to wind up St.George; or
  (iv) for the disposal of the whole of the property, business and undertaking of St.George;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend has been declared but has not been paid within 20 Business Days after the relevant Dividend Payment Date;

(d) during the winding up of St.George; or

(e) in any other circumstances in which ASX Listing Rules require the Holders to be entitled to vote.

In each case, Holders shall have the same right to vote as a holder of Ordinary Shares (as if immediately prior to the meeting SAINTS had converted into the number of Ordinary Shares provided for in clauses 3.3 and 3.4 as if the record date is the deadline for receipt of instruments of proxy under article 68 of the Constitution for the relevant meeting and the Reference Period is the period ending on that date).

## 6 QUOTATION

St.George must use all reasonable endeavours to furnish all such documents as are reasonably necessary to apply, at its own expense, for quotation of SAINTS on ASX and of all converted SAINTS and additional Ordinary Shares issued under clause 3.4 on each of the stock exchanges on which the other Ordinary Shares are quoted on the date of conversion.

## 7 AMENDMENTS TO THESE TERMS OF ISSUE

Subject to complying with all applicable laws and with APRA's prior approval, St.George may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of St.George:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, ASX Listing Rules or the listing or quotation requirements of any stock exchange on which St.George proposes from time to time to seek quotation of SAINTS;

(d) convenient for the purpose of obtaining or maintaining the quotation of SAINTS; or

(e) effected in accordance with clause 3.9 or 3.10,

and is not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

## 8 INTERPRETATION

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, and the Constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of St.George under these Terms of Issue that are not, by the Corporations Act or by the Constitution, required to be exercised by St.George in general meeting.

(c) Notices may be given by St.George to a Holder in the manner prescribed by the Constitution for the giving of notices to members of St.George and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(d) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

(e) If a calculation is required under these Terms of Issue,

(f) Calculations, elections and determinations made by St.George under these Terms of Issue are binding on Holders in the absence of manifest error.

(g) Definitions and interpretation under the Constitution will also apply to these Terms of Issue subject to clause 8(a).

(h) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to St.George only if St.George is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

(i) The terms 'takeover bid', 'relevant interest' and 'arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(j) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(k) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(l) Any provisions in these Terms of Issue requiring the prior approval by APRA for a particular course of action to be taken by St.George does not imply that APRA has given its consent or approval to the particular action as of the Allotment Date.

(m) The following boldened words and expressions shall have the following meanings:

| | |
|---|---|
| **Allotment Date** | means the date on which SAINTS are issued, which is expected to be on or about 13 August 2004. |
| **APRA** | means the Australian Prudential Regulation Authority or any authority succeeding to its powers and functions. |
| **ASX** | means Australian Stock Exchange Limited (ABN 98 008 624 691). |
| **ASX Listing Rules** | means the listing rules of ASX from time to time with any modification or waivers in their application to St.George, which ASX may grant. |
| **ASX Market Rules** | means the operating rules of ASX from time to time. |
| **Bank Bill Swap Rate** | means for each Dividend Period, the rate, expressed as a percentage per annum, calculated as the average mid rate for bills of a term of 90 days which average rate is displayed on the Reuters page designated BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am on that date, the rate specified in good faith by St.George at or around that time on that date having regard, to the extent possible, to:<br>(a) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that page BBSW (or any page which replaces that page) at that time on the date; and<br>(b) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time. |
| **Bookbuild** | means the process conducted by the Joint Lead Managers on behalf of St.George prior to the opening of the Offer whereby certain institutional investors lodge bids for SAINTS and, on the basis of those bids, St.George determines the Margin and announces its determination prior to the opening of the Offer. |
| **Business Day** | means a business day as defined in ASX Listing Rules. |
| **Buy-Back Agreement** | means an agreement under which St.George buys back SAINTS in the form contained in the Schedule to these Terms of Issue. |
| **Constitution** | means the constitution of St.George as amended from time to time. |
| **Corporations Act** | means Corporations Act 2001 (Cth). |
| **Cum Value** | has the meaning given in clause 3.5. |

**Depositary Capital Securities** means the Series A Capital Securities issued by St.George Funding Corporation, LLC.

**Director** means a director of St.George.

**Dividend** has the meaning given in clause 2.1 as adjusted by clause 2.2.

**Dividend Payment Date** means each date on which a Dividend is payable in accordance with clause 2.6 (or would be so payable but for clause 2.3), whether or not a Dividend is paid on that date.

**Dividend Period** means a period from (and including) either the Allotment Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date.

**Dividend Rate** has the meaning given in clause 2.1.

**Exchange** means conversion of SAINTS into Ordinary Shares in accordance with clause 3.4, or the redemption, buy-back or cancellation of SAINTS for their Face Value, as determined by St.George in accordance with clause 3.1(b).

**Exchange Date** has the meaning given in clause 3.1(e).

**Exchange Notice** means a notice given by St.George to a Holder under clause 3.1(a).

**Face Value** has the meaning given in clause 1.

**Fixed Exchange Date** means the Increased Margin Date or any subsequent Dividend Payment Date as notified in the Exchange Notice.

**Franking Rate** in relation to a Dividend, means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any part that replaces or revises that part) of the Dividend, expressed as a decimal to four decimal places.

**Group** means St.George and its controlled entities.

**Holder** means a person whose name is for the time being registered in the Register as the holder of a SAINTS.

**Increased Margin Date** means 20 November 2014.

**Issuer (Event) Exchange Notice** means a notice given by St.George to a Holder under clause 3.1(a)(ii).

**Issuer Exchange Notice** means a notice given by St.George to a Holder under clause 3.1(a)(i).

**Joint Lead Manager** means each of Goldman Sachs JBWere Pty Ltd and JPMorgan Australia Limited.

**Level 1 and Level 2** means, in respect of the Total Capital Ratio, the Tier 1 Capital Ratio or Tier 1 Capital, those terms as defined by APRA.

**Liquidation Sum** has the meaning given in clause 4.4.

**Margin** has the meaning given in clause 2.1.

**Market Rate** has the meaning given in clause 2.1.

**Maximum Conversion Number** means 399 subject to clauses 3.6 to 3.10.

**Offer** means the invitation made pursuant to the Prospectus issued by St.George for persons to subscribe for SAINTS.

**Ordinary Share** means an ordinary share in the capital of St.George.

**Prospectus** means the prospectus for the Offer of SAINTS including these Terms of Issue.

**PRYMES** means the preference shares issued by St.George under the terms of the prospectus dated 19 January 2001.

**Record Date** means, for a payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend or such other date as may be required by ASX from time to time; and

(b) an Optional Dividend, the date prior to its payment that is determined by St.George, or such other date as may be required by ASX from time to time.

**Reference Period** means in determining 'RP' in clause 3.4, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding but not including the Exchange Date.

**Register** means the register of SAINTS maintained by St.George and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

**Regulatory Event** means:

(a) the receipt by St.George from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine at their sole discretion, to be unacceptable; or

(b) the determination by the Directors that St.George is not or will not be entitled to treat all SAINTS as eligible Tier 1 Capital.

**Reporting Year** means each 12 month period ending 30 September or 31 March, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.

**SAINTS** means the non-cumulative, redeemable and convertible preference shares issued under article 6B of the Constitution on the terms set out in these Terms of Issue or, where the context requires, each non-cumulative, redeemable and convertible preference share.

**Special Resolution** means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

**St.George** means St.George Bank Limited (ABN 92 055 513 070).

**Tax Act** means:

(a) the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth) as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 (Cth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

**Tax Event** means the receipt by St.George of an opinion from a reputable legal counsel or tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, public or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or
(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is issued or effective or such pronouncement or decision is announced on or after the Allotment Date:

(d) there is more than an insubstantial risk that St.George would be exposed to more than a de minimis increase in its costs in relation to SAINTS as a result of increased taxes, duties or other governmental charges or civil liabilities; or

(e) there is more than an insubstantial risk that SAINTS will not be treated as equity interests for taxation purposes or imputation benefits will be denied to Holders or franking debits will be posted to St.George's franking account.

**Terms of Issue** means these terms for SAINTS.

**Tier 1 Capital** means the core capital of the Group as defined by APRA.

**Tier 1 Capital Ratio** means at any time the ratio so prescribed by APRA.

**Total Capital Ratio** means at any time the ratio so prescribed by APRA.

**VWAP** means, subject to any adjustments under clause 3.5, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in ASX Market Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over Ordinary Shares or any overnight crossings.

# SCHEDULE
# BUY-BACK AGREEMENT

**1. Agreement**

(a) This agreement is entered into between St.George and the Holders for the time being of SAINTS and shall come into force and effect upon the happening of the last to occur of the following events:

(i) St.George giving an Exchange Notice to each of the Holders that it has determined to buy back the SAINTS identified in the Exchange Notice; and

(ii) St.George obtaining all consents (if any) to the Buy-Back which are required to be obtained from St.George's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which the SAINTS are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

**2. Buy-Back**

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

**3. Consideration**

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to the Face Value of each Buy-Back Share (namely, $100).

**4. Completion**

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined in accordance with the Terms of Issue, by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

**5. Appointment of attorney**

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of St.George (each an Attorney) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney St.George or any Attorney shall be entitled to act in the interests of St.George (or a nominee) as the Buyer of the Buy-Back Shares.

**6. Definitions and interpretation**

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

| | |
|---|---|
| **Buy-Back** | means, in relation to the SAINTS, the purchase of the SAINTS from the Holder for the time being by the Buyer pursuant to this agreement. |
| **Buy-Back Shares** | means the SAINTS referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement. |
| **Buyer** | means St.George or any permitted transferee of the Buy-Back Shares nominated by St.George to be the purchaser of the Buy-Back Shares. |
| **Exchange Notice** | means a notice given by St.George to Holders from time to time under clause 3.1 of the Terms of Issue. |
| **Seller** | means each Holder from time to time to whom St.George gives an Exchange Notice which indicates that SAINTS are to be bought back by St.George. |
| **Terms of Issue** | means the terms of SAINTS of which this Schedule forms a part. |

# APPENDIX B. GLOSSARY OF TERMS

## APPENDIX B. GLOSSARY OF TERMS

**The following is a glossary of the terms used in this Prospectus. There is also a list of defined terms in clause 8(m) of the Terms of Issue. Terms defined in this Glossary of terms and in clause 8(m) of the Terms of Issue are used throughout this Prospectus and the accompanying Application Form.**

| | |
|---|---|
| **ABN** | means Australian Business Number. |
| **Allocation** | means the number of SAINTS allotted to Successful Applicants. |
| **Applicant** | means a person who lodges an Application Form in accordance with this Prospectus. |
| **Application** | means the lodgement of an Application Form in accordance with this Prospectus. |
| **Application Form** | means each form attached to or accompanying the electronic or printed version of this Prospectus. |
| **Application Monies** | means the monies payable on Application, calculated as the number of SAINTS applied for multiplied by the Face Value. |
| **ASIC** | means the Australian Securities and Investments Commission. |
| **ASTC Settlement Rules** | means the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited, as amended from time to time. |
| **ATO** | means the Australian Taxation Office. |
| **Broker Firm Allocation** | means the number of SAINTS allotted to Successful Applicants under a Broker Firm Offer. |
| **Broker Firm Application** | means the lodgement of an Application Form with the broker firm from which the Broker Firm Offer was received, in accordance with this Prospectus. |
| **Broker Firm Offer** | means the invitation made by St.George pursuant to this Prospectus to Australian resident clients of brokers who have received a firm allocation of SAINTS from the Joint Lead Managers or Co-Managers. |
| **CHESS** | means the Clearing House Electronic Subregister System. |
| **Closing Date** | means the closing date for the Offer which is expected to be 5.00pm on 6 August 2004. |
| **Co-Manager** | means each of Ord Minnett Limited, Macquarie Equities Limited, UBS Private Clients Australia Limited, and St.George Private Bank (which is a registered business name of St.George Bank Limited). |
| **Conversion Ratio** | means the formula used to determine the number of Ordinary Shares to be issued if SAINTS are converted into Ordinary Shares in accordance with clause 3.4 of the Terms of Issue. |
| **Eligible Shareholder** | means a person who was an Australian resident Ordinary Shareholder or PRYMES holder as at 7.00pm on 14 July 2004. |
| **Expiry Date** | means the date on which this Prospectus expires, which is 2 August 2005. |
| **Exposure Period** | means the seven day period after the date the Original Prospectus was lodged with ASIC during which the Corporations Act prohibits the acceptance of Applications. This period may be extended by ASIC by up to a further seven days. |
| **HIN** | means Holder Identification Number (for SAINTS held on the CHESS subregister). |
| **Holding Period Rule** | has the meaning found in Section 7.3. |
| **IFRS** | means International Financial Reporting Standards. |
| **Offer Management Agreement** | means the agreement dated 2 July 2004 between St.George and the Joint Lead Managers as described in Section 8.3. |

| | |
|---|---|
| **Opening Date** | means the opening date of the Offer which is expected to be 9.00am on 12 July 2004. |
| **Ordinary Shareholder** | means the owner of an Ordinary Share. |
| **Oversubscription Amount** | means an amount up to $50 million in excess of the $300 million issue amount. |
| **Qualified Person** | has the meaning found in Section 7.3. |
| **Related Payment Rule** | has the meaning found in Section 7.3. |
| **Repurchase** | means a method of Exchange whereby St.George redeems, buys back or cancels SAINTS. |
| **Shareholding Limit** | means the restriction of individual shareholdings by people (together with their associates) to 10% of the issued shares of St.George, as outlined in articles 10, 11 and 12 of the Constitution. |
| **Small Shareholder Test** | has the meaning found in Section 7.3. |
| **SRN** | means Securityholder Reference Number (for SAINTS held on the issuer sponsored subregister). |
| **Successful Applicant** | means an Applicant whose Application is accepted by St.George, whether in full or in part. |
| **Tier 2 Capital** | means the tier 2 capital of the Group as defined by APRA. |
| **Tier 2 Capital Ratio** | means at any time, the ratio so prescribed by APRA. |
| **TFN** | means Tax File Number. |
| **US** | means the United States of America. |
| **US Person** | has the meaning found in Regulation S of the US Securities Act. |
| **US Securities Act** | means the US Securities Act of 1933. |

FILE NO. 82-3809

# CORPORATE DIRECTORY

### Registered Head Office of St.George

St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Telephone: (02) 9236 1111
Website: www.stgeorge.com.au

Secretary: M H S Bowan

### Joint Lead Managers

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

JPMorgan Australia Limited
Level 32, Grosvenor Place
225 George Street
Sydney NSW 2000

### Co-Managers

Macquarie Equities Limited
No.1 Martin Place
Sydney NSW 2000

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000

St.George Private Bank[1]
Level 10
182 George Street
Sydney NSW 2000

UBS Private Clients Australia Limited
Level 8
530 Collins Street
Melbourne VIC 3000

### Legal Adviser

Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

### Investigating Accountants and Accounting Adviser

KPMG
10 Shelley Street
Sydney NSW 2000

### Tax Adviser

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
19-29 Martin Place
Sydney NSW 2000

### St.George Share Registry

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

### St.George InfoLine

Telephone: 1800 804 457

1. St.George Private Bank is a registered business name of St.George.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

FILE NO. 82-3809

st.george

**This offer is expected to close at 5.00pm, 6 August 2004**

St.George Bank Limited ABN 92 055 513 070

# SAINTS Offer - Application Form

**This Application Form is for SAINTS offered under the Prospectus dated 2 July 2004. The Prospectus expires on 2 August 2005. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. The Prospectus contains information relevant to a decision to invest in SAINTS and you should read the entire prospectus carefully before applying for SAINTS.** Any supplementary or replacement prospectus that St.George issues *during the period of the SAINTS Offer (if any) will also be available at www.stgeorge.com.au and* will be accessible by the same means. Under the Corporations Act 2001, SAINTS may only be issued if the issuer has reasonable grounds to believe that the Application Form was included in or accompanied by the Prospectus when the Application Form was distributed.

Registry Use Only

Broker Code | Adviser Code

**A** Number of SAINTS applied for (minimum of 50 SAINTS)

Face Value per SAINTS **at A$100**

**B** Application Monies - I/we lodge full application monies of

A$ .

**C** Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

*Title or Company Name* | *Given Name(s)* | *Surname*

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

**D** Enter your postal address - Include State and Postcode

*Unit* | *Street Number* | *Street Name or PO Box /Other Information*

City / Suburb / Town | State | Postcode

**E** Enter your contact details

Contact Name | Telephone Number - Business Hours / After Hours

( )

**F** CHESS Participant

*Holder Identification Number (HIN)*

X

*Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the offer under the Prospectus will be held on the Issuer Sponsored subregister.*

## Cheque details - Make your cheque or money order payable to 'St.George SAINTS Offer'

**G**

| Drawer | Cheque Number | BSB Number | Account Number | Amount of cheque |
|---|---|---|---|---|
| | | | | A$ |
| | | | | A$ |

I/we declare that by lodging this Application Form, I/we represent and warrant that I/we have read and understood the Prospectus to which this Application Form relates, agree to be bound by the constitution of St.George, the Terms of Issue of the SAINTS and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus) and I/we hereby apply for such number of SAINTS as may be calculated in accordance with the terms of the Prospectus and agree to take such number of SAINTS equal to or less than the number of SAINTS indicated in box A.

I/we hereby authorise St.George to complete and execute any documents necessary to effect the allotment of any SAINTS. By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I/we am/are residents of, and located in, Australia. I/we declare that I/we am/are not acting for the account or benefit of any person in the United States or a US Person or any other foreign person and will not offer or sell SAINTS in the United States or to, or for the account or benefit of, a US Person.

**NO SIGNATURE IS REQUIRED.**

**Important Notice**
The Corporations Act 2001 prohibits any person from passing onto another person an Application Form in relation to the offer of SAINTS, unless the Application Form is attached to or accompanies a complete and unaltered copy of the Prospectus. A person who gives another person access to the Application Form must at the same time and by the same means give the other person access to the Prospectus, and any supplementary or replacement prospectus. A paper copy of the Prospectus, any supplementary or replacement prospectus and the Application Form will be provided to you, at no charge, upon request by telephoning the St.George InfoLine on 1800 804 457. Applications for SAINTS will only be accepted if made on an Application Form that is attached to or accompanies the Prospectus

**Lodgement of Application Form**

Application Forms must be received at the Sydney office of Computershare Investor Services Pty Limited by no later than **5pm Sydney time on 6 August 2004** (subject to change without prior notice). Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
SAINTS Offer
GPO Box 7115
SYDNEY NSW 2001 OR

Computershare Investor Services Pty Limited
SAINTS Offer
Level 3, 60 Carrington Street
SYDNEY NSW 2000

Broker firm applicants should contact the Joint Lead Manager or other Participating Broker from whom they received their Broker Firm Allocation of SAINTS for information about submitting an Application Form and payment instructions. You should be aware that the sponsoring broker will settle your Application on a delivery versus payment basis through CHESS and this transaction will not have the benefit of coverage by the National Guarantee Fund.

**Privacy Statement**

Please refer to Section 3.11 of the Prospectus for details about the collection, holding and use of your personal information. If you do not provide the information required on the Application Form, St.George may not be able to accept or process your Application.

**Correct forms of registrable title(s)**

Note that ONLY legal entities are allowed to hold SAINTS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act 2001. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

**If you have any enquiries concerning your application, please contact the St.George InfoLine on 1800 804 457.**

## How to complete this form

### A Number of SAINTS Applied for

Enter the number of SAINTS you wish to apply for. The application must be for a minimum of 50 SAINTS.

### B Application Monies

Enter the amount of Application Monies. To calculate the amount, multiply the number of SAINTS applied for by the Face Value (A$100) per SAINTS. The minimum application amount is $5,000.

### C Applicant Name(s)

Enter the full name you wish to appear on the statement of SAINTS holding. This must be either your own name or the name of a company or other type of holder as per the table below. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

### D Postal Address

Enter your postal address for all correspondence. All communications to you from the St.George Share Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

### E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

### F CHESS

St.George will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, St.George will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two Subregisters will make up St.George's principal register of securities. St.George will not be issuing certificates to applicants in respect of SAINTS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold SAINTS allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by St.George and allocated a Securityholder Reference Number (SRN).

### G Payment

Make your cheque or money order payable to 'St.George SAINTS Offer' in Australian currency and cross it Not Negotiable. Your cheque must be drawn on an Australian branch of an Australian Bank. Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded. Cheques must not be post-dated.

**YOU DO NOT NEED TO SIGN THIS APPLICATION FORM.**

007503 - V5

| Type of Investor | Correct Form of Registration | Incorrect Form of Registration |
|---|---|---|
| Individual<br>- Use given name(s) in full, not initials | Mr John Alfred Smith | J.A Smith |
| Joint<br>- Use given name(s) in full, not initials | Mr John Alfred Smith &<br>Mrs Janet Marie Smith | John Alfred &<br>Janet Marie Smith |
| Company<br>- Use company title, not abbreviations | ABC Pty Ltd | ABC P/L<br>ABC Co |
| Trusts<br>- Use trustee(s) personal name(s)<br>- Do not use the name of the trust | Ms Penny Smith<br><Penny Smith Family A/C> | Penny Smith Family Trust |
| Deceased Estates<br>- Use executor(s) personal name(s)<br>- Do not use the name of the deceased | Mr Michael Smith<br><Est John Smith A/C> | Estate of Late John Smith |
| Minor (a person under the age of 18)<br>- Use the name of a responsible adult with an appropriate designation | Mr John Alfred Smith<br><Peter Smith A/C> | Peter Smith |
| Partnerships<br>- Use partners personal name(s)<br>- Do not use the name of the partnership | Mr John Smith &<br>Mr Michael Smith<br><John Smith & Son A/C> | John Smith & Son |
| Clubs/Unincorporated Bodies/Business Names | Mrs Janet Smith | ABC Tennis Association |

SAI

SGB